FORÇA E LUZ CATAGUAZES LEOPOLDINA

RECEIVED

2006 DEC -6 P 1:56

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Praça Rui Barbosa, 80
36770-901 - Cataguases – MG
Brasil

November 24th, 2006



SUPPL

Mr. Frank Zarb and/or Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Room 3099
Mail Stop 3-9
Washington, D.C. 20549

RE: Companhia Força e Luz Cataguazes Leopoldina
12g3-2(b) File No. 82-5147
CUSIP No. 20441V106 & 20441V205
SEC F-6 File No. 333-13370

Dear Mr. Zarb / Ms. Prieto:

We enclose a copy of the following documents of Companhia Força e Luz Cataguazes Leopoldina for your files:

1. Financial Statements for the 3rd quarter of 2006;
2. Investor Relations Monthly Report, dated November 14th, 2006;
3. Investor Relations Monthly Report, dated September 29th, 2006;
4. Investor Relations Monthly Report, dated August 15th, 2006;
5. Company Notice, dated July 12, 2006;
6. ITR Quarterly financial statements due to the first half of 2006;
7. Investor Relations Monthly Report, dated June 30th, 2006.

PROCESSED

DEC 12 2006

THOMSON FINANCIAL

We submit this information to you in order to maintain the exemption, pursuant to rule 12g3-2(b), under the Securities Exchange Act of 1934.

Sincerely,



MAURÍCIO PEREZ BOTELHO
Investor Relations Director



A copy has also been sent to The Bank of New York c/o Ms. Veronica Westberg



COMPANHIA FORÇA E LUZ CATAGUAZES-LEOPOLDINA

3rd Quarter of 2006 Results

Cataguases, November 14, 2006 – On the date hereof, Sistema Cataguazes-Leopoldina, one of the leading electric utility group in Brazil and pioneer in the Brazilian stock exchange, presents its companies' results for the third quarter of 2006.

HIGHLIGHTS FROM THE 3RD QUARTER 2006 (3QT06 and 9M06) - CFLCL CONSOLIDATED FIGURES

- Net Income of R$24.6 million in 3QT06, an increase of 730% over 3QT305. In 9M06 the net income reached R$29.8 million;
- Adjusted EBITDA of R$173.2 million in 3QT06, an increase of 41.5% over 3QT05. In 9M06, the year-to-date adjusted cash generation reached R$442.0 million, up by 20.3%;
- The adjusted EBITDA margin was 43.3% in 3QT06, up by 8.4 percent as compared to 3QT05. In 9M06 this margin reached 37.5%, as compared to 36.6% in 9M05;
- Gross Operating Revenue of R$564.7 million in 3QT06, an increase of 13.6% on 3QT05. As of September 2006, total revenue amounted to R$1.7 billion, an increase of 18.8%;
- Total consumer energy demand in the concession area of 1,726.9 GWh in 3QT06, an increase of 7.2% on the same period in 2005. In 9M06 consumption reached 5,155.4 GWh, up by 6.0%;
- Consumption by company consumers of 1,371.8 GWh in 3QT06, an increase of 3.7% on the same period in 2005. In 9M06 the demand by the 1.96 million consumers reached 4,174.5 GWh, an increase of 1.0%;
- Interest cost of14.6% per year in September, 2006 (average tenor of 4.2 years), as compared to 21,7% per year in September, 2005 (average tenor of 1.7 year);
- Better risk perception, corporate ratings of CFLCL and Energisa upgraded to A- on the national scale (Fitch Ratings);
- Energy losses down by 60 basis point in last 12 months ended September 2006 to 14.4%;
- Past dues levels down by 50 basis points in the last 12 months ended September 2006;
- CFLCL's common (FLCL3), preferred "A" (FLCL5) and preferred "B" (FLCL6) shares posted investor returns of 366.7%, 206.8% and 302.0% respectively in 9M06, as compared to the appreciation of 20.5% recorded by the IEE – Electric Energy Index and 9.0% by the Ibovespa.

Summary of the Economic-Financial Indicators and Operating Figures

CFLCL Consolidated	Quarter			Year-to-date (9 months)		
	3QT06	3QT05	Var. %	9M06	9M05	Var. %
Operating and Financial Indicators – R$ million						
Gross operating revenue	564.7	497.3	+ 13.6	1,674.6	1,409.7	+ 18.8
Net operating revenue	399.9	350.4	+ 14.1	1,177.4	1,004.3	+ 17.2
Service income (EBIT)	127.0	81.5	+ 55.8	310.6	244.7	+ 26.9
EBITDA	146.6	98.1	+ 49.5	366.9	293.8	+ 24.9
Adjusted EBITDA	173.2	122.4	+ 41.5	442.0	367.4	+ 20.3
Adjusted EBITDA margin - %	43.3	34.9	+ 8,4 p,a	37.5	36.6	+0,9 p,a
Operating income	49.4	24.2	+ 104.1	101.1	76.0	+ 32.9
Net income for the period	24.6	3.0	+ 729.7	29.8	36.3	- 17.9
Operating Figures						
Energy sales to retail consumers - GWh	1,371.8	1,322.5	+ 3.7	4,174.5	4,132.8	+ 1.0
Demand from free consumers - GWh	355.1	289.0	+ 22.9	980.9	730.8	+ 34.2
Total demand (including free clients) - GWh	1,726.9	1,611.4	+ 7.2	5,155.4	4,863.6	+ 6.0
Number of captive consumers	1,957,041	1,871,989	+ 4.5	1,957,041	1,871,989	+ 4.5

Adjusted EBITDA = Service Income + depreciation + provision for actuarial deficit + extraordinary tariff adjustment revenue (RTE) + arrears surcharge on overdue bills

OPERATING PERFORMANCE

Electricity Sales

In 3QT06, the consolidated electric energy demand (retail consumers + free consumers) in the concession area of the Sistema Cataguazes-Leopoldina distributors (CFLCL, CENF, Energipe, CELB and Saelpa) reached 1,726.9 GWh, up by 7.2% on the same period in 2005.

Sales to the company's retail consumers amounted to 1,371.8 GWh in 3QT06, an increase of 3.7% on the same period in 2005. Worth to mention that residential and commercial classes recorded considerable energy consumption growth, both rising by 6.4% as compared to 3QT05. The demand for the free market reached 355.1 GWh in 3QT06, an increase of 22.9% as compared to 3QT05.

Consequently, in 9M06 the consolidated electric energy demand recorded by the consumers of CFLCL and its subsidiaries recorded a year-to-date increase of 6.0%, amounting to 5,155.4 GWh, 4,174.5 GWh of which derives from the company's retail consumers, i.e. its 1,957 thousand captive consumers.


Total Consolidated Electric Energy Demand
in 9 months (GWh)
+ 4.6%
1,368 1,431
+ 7.2%
1,825 1,956
+ 6.0%
693 734
+ 5.9%
269 285
+ 5.7%
709 749
+ 6.0%
4,864 5,155
Residential
Industrial + CL
Commercial
Rural
Others
Total Demand
Accumulated 9M05
Accumulated 9M06

Consolidated Electric Energy Demand by Consumption Class
(In GWh)

Description	Quarter			Year-to-date - 9 months		
	3QT06	3QT05	Var. %	9M06	9M0:	Var. %
Captive Market Demand	1,371.8	1,322.5	+ 3.7	4,174.5	4,132.8	+ 1.0
Free Consumer Demand	355.1	289.0	+ 22.9	980.9	730.8	+ 34.2
Total Energy Demand	**1,726.9**	**1,611.5**	**+ 7.2**	**5,155.4**	**4,863.6**	**+ 6.0**

Third-quarter Energy Demand by Company (GWh)
- Retail Consumers + Free Consumers

Description	3QT06	3QT05	Change %
CFLCL	306.6	271.3	+ 13.0
CENF	72.3	71.6	+ 1.0
Total Southeast	**378.9**	**342.9**	**+ 10.5**
Energipe	550.9	508.9	+ 8.3
CELB	152.5	141.9	+ 7.4
Saelpa	644.6	617.7	+ 4.4
Total Northeast	**1,348.0**	**1,268.5**	**+ 6.3**
CFLCL Consolidated	**1,726.9**	**1,611.4**	**+ 7.2**
. Residential	465.8	437.6	+ 6.4
. Industrial + free consumers	690.6	633.2	+ 9.1
. Commercial	233.9	219.8	+ 6.4
. Rural	88.6	85.9	+ 3.2
. Other Classes	247.9	234.9	+ 5.6

Year-to-date electric energy sales as of 9M06 by consumption class and Sistema Cataguazes-Leopoldina distributor are shown below:

Electricity Sales
Year-to-date – 9 months in 2006 (GWh)

Description	CFLCL	CENF	Energipe	CELB	Saelpa	CFLCL Consolidated
a) Energy Sales to retail consumers	**703.5**	**205.4**	**1,214.3**	**377.4**	**1,673.9**	**4,174.5**
• Residential	236.5	95.4	388.2	103.9	607.3	1,431.3
• Industrial	177.7	36.5	275.3	166.5	319.4	975.4
• Commercial	110.4	41.3	234.2	58.9	289.7	734.5
• Rural	89.2	5.3	54.2	12.1	123.8	284.6
• Other classes	89.7	26.9	262.4	36.0	333.7	748.6
b) Electric Energy Supply	33.5	1.8	138.2	8.3	32.6	624.9
c) Net Unbilled Supply	(2.5)	(0.7)	(11.2)	(2.0)	(12.4)	(28.8)
d) Total Electric Energy Sales (a+b+c)	**734.5**	**206.4**	**1,341.3**	**383.7**	**1,694.1**	**4,770.5**
e) Demand from Free Consumers (FC)	144.3	8.5	461.5	76.9	289.7	980.9
f) Total Energy Demand by Consumers (a+e)	**847.8**	**213.9**	**1,675.8**	**454.3**	**1,963.6**	**5,155.4**
g) Change to Total Energy Demand - % (*)	**+ 6.5**	**+ 0.3**	**+ 7.2**	**+ 6.7**	**+ 5.3**	**+ 6.0**
• Residential	+ 3.3	+ 1.5	+ 4.9	+ 8.2	+ 4.9	+ 4.6
• Industrial + FC	+ 11.1	+ 1.8	+ 7.4	+ 5.5	+ 6.0	+ 7.2
• Commercial	+ 4.9	- 4.7	+ 8.4	+ 9.9	+ 5.5	+ 6.0
• Rural	+ 4.8	+ 7.4	+ 4.9	+ 8.4	+ 6.8	+ 5.9
• Other classes	+ 3.5	- 0.1	+ 9.6	+ 5.4	+ 3.8	+ 5.7

(*) % Change in relation to the same period in 2005.


COMPANHIA FORÇA E LUZ
CATAGUAZES-LEOPOLDINA

Energy Losses and Past Dues Levels

In line with its strategy to cut energy losses and consumer non-payment levels (electricity bills not paid by clients), in the last 12 months ended September 2006, Sistema Cataguazes-Leopoldina reduced its consolidated energy losses by 60 basis points while consumer past dues levels felt by 50 basis points, from 4.3% in September 2005 to 3.8% in September 2006.


Energy Losses (%)
15.0
- 0.6 p.p.
14.4
2005
2006


Consumer
Past Dues (%)
4.3
- 0.5 p.p.
3.8
2005
2006

Company	Energy Losses (%)		Consumer Past Dues (%)	
	Sep/2006	Sep/2005	Sep/2006	Sep/2005
CFLCL	9.7	9.7	1.8	3.4
CENF	8.4	8.3	2.5	3.0
Energipe	11.2	12.2	2.2	2.7
CELB	8.6	9.0	11.8	3.3
Saelpa	20.6	21.4	4.9	6.4
CFLCL Consolidated	**14.4**	**15.0**	**3.8**	**4.3**

ECONOMIC AND FINANCIAL PERFORMANCE

Consolidated Economic and Financial Performance
3rd quarter (3 months)

CFLCL Consolidated Description – R$ million	3QT06	3QT05	Change % 3QT06 / 3QT05
Gross operating revenue	**564.7**	**497.3**	**+ 13.6**
Net operating revenue	**399.9**	**350.4**	**+ 14.1**
Operating (revenue) expenses	**272.9**	**268.9**	**+ 1.5**
Controllable costs	**64.0**	**55.4**	**+ 15.4**
• Personnel	36.2	30.4	+ 19.3
• Material	5.9	5.0	+ 17.0
• Outsourced services	21.9	20.0	+ 9.2
Electricity costs	**145.9**	**138.7**	**+ 5.2**
• Electric power purchased for resale	129.4	107.9	+ 20.0
• Transmission of electric power	16.5	30.8	- 46.6
Fuel consumption account / CDE	32.5	22.5	+ 44.3
Fuel for producing electricity	0.6	14.1	- 95.8
Depreciation and amortization	19.6	16.6	+ 18.4
Provisions for actuarial deficit	2.6	2.8	- 10.0
Allowance for doubtful accounts / contingencies	(3.8)	9.8	-
Other expenses	11.5	8.9	+ 30.2
Income from energy services	**127.0**	**81.5**	**+ 55.8**
Financial Income	**(71.4)**	**(52.3)**	**+ 36.7**
Financial revenue	29.7	22.6	+ 31.6
Financial expenses	(101.2)	(74.9)	+ 35.2
Goodwill amortization	**(6.0)**	**(5.1)**	**+ 16.2**
Operating income	**49.4**	**24.2**	**+ 104.1**
Income before taxation / profit shares	48.5	17.9	+ 170.7
Net income for the period	**24.6**	**3.0**	**+ 729.7**


COMPANHIA FORÇA E LUZ
CATAGUAZES-LEOPOLDINA

Consolidated Economic and Financial Performance
3rd quarter year-to-date figures (9 months)

CFLCL Consolidated Description – R$ million	9M06	9M05	Change % 9M06 / 9M05
Gross operating revenue	**1,674.6**	**1,409.7**	**+ 18.8**
Net operating revenue	**1,177.4**	**1,004.3**	**+ 17.2**
Operating (revenue) expenses	**866.8**	**759.6**	+ 14.1
Controllable costs	**176.7**	**179.4**	**- 1.5**
• Personnel	102.6	97.5	+ 5.3
• Material	15.9	17.3	- 8.2
• Outsourced services	58.2	64.6	- 9.9
Electricity costs	**476.8**	**419.7**	**+ 13.6**
• Electric power purchased for resale	379.9	342.5	+ 10.9
• Transmission of electric power	96.9	77.2	+ 25.4
Fuel consumption account / CDE	89.2	61.3	+ 45.5
Fuel for producing electricity	13.8	14.2	- 2.3
Depreciation and amortization	56.3	49.0	+ 14.7
Provisions for actuarial deficit	7.8	8.9	- 12.8
Allowance for doubtful accounts / contingencies	10.7	2.4	+ 347.1
Other expenses	35.5	24.7	+ 44.0
Income from energy services	**310.6**	**244.7**	**+ 26.9**
Financial Income	**(191.5)**	**(163.8)**	+ 16.9
Financial revenue	71.5	67.4	+ 6.0
Financial expenses	(263.0)	(231.2)	+ 13.7
Goodwill amortization	**(17.9)**	**(15.4)**	+ 16.2
Operating income	**101.1**	**76.0**	**+ 32.9**
Income before taxation / profit shares	100.5	106.2	- 5.4
Net income for the period	**29.8**	**36.3**	**- 17.9**


COMPANHIA FORÇA E LUZ
CATAGUAZES-LEOPOLDINA

The main results from the 3rd quarter of 2006 (3QT06) and the first nine months of 2006 (9M06) follows below:

OPERATING REVENUE

In 9M06, CFLCL accumulated gross consolidated operating revenue of R$1,674.6 million (R$564.7 million in 3QT06), corresponding to an increase of 18.8% as compared to the same period in 2005. The highest revenue growth was recorded by Saelpa (+ 29.2%) and CELB (+ 26.0%).


Consolidated Gross Operating Revenue
- 3rd Quarter (R$ million) -
+ 13.6%
497
565
3T05
3T06


Consolidated Gross Operating Revenue
- Accumulated 9M06 (R$ million) -
+ 18.8%
1,410
1,675
9M05
9M06

The main factors which contributed to the growth in consolidated gross operating revenue were:

(i) 6.0% increase in energy demand (own consumers + free consumers) in 9M06, and demand in 3QT06 was 7.2% higher than in the same period last year. This higher demand and the distributors' tariff readjustments, stated below, were responsible for the R$57.2 million increase in consolidated operating revenues recorded in 3QT06 and the R$228.3 million increase in 9M06:

Electric Energy Tariff Adjustments

Company	Average Tariff Adjustment (%)	Date Effective
CFLCL	19.4	June 18, 2006
CENF	7.4	June 18, 2006
CELB	9.3	February 04, 2006
Energipe	7.1	April 22, 2006
Saelpa	14.3	August 28, 2006

(ii) increase of 62.1% (R$36.6 million) in TUSD revenue in 9M06.

The growth in gross operating revenue by electricity distributor is shown below:

Gross Operating Revenue from Sales and/or Services
First 9 months of 2006 - R$ million

Description	CFLCL	CENF	Energipe	CELB	Saelpa	CFLCL Consolidated Amount	CFLCL Consolidated Change % (*)
Q1	103.9	29.6	150.7	32.5	215.2	548.4	+ 23.0
Q2	100.2	29.9	151.8	38.4	210.2	561.5	+ 20.3
Q3	119.1	28.1	141.4	37.1	208.2	564.7	+ 13.6
Year-to-date in 9M06	**323.2**	**87.6**	**443.9**	**108.0**	**633.6**	**1.674.6**	**+ 18.8**
% Change in Accrued Revenue and 9M06 / 9M05	+ 7.2	+ 5.2	+ 14.5	+ 26.0	+ 29.2	+ 18.8	

(*) Against the same period in 2005

OPERATING EXPENSES

Controllable Costs: a results of management efforts to rationalize expenditures, the consolidated controllable costs (personnel, material and outsourced services) amounted to R$176.7 in 9M06, a decrease of 1.5% (R$2.7 million) in relation to the same period in 2005.

Non-Controllable Costs

Electricity Costs: the electricity costs comprised of energy purchases and electric power transmission charges amounted to R$145.8 million in 3QT06, a decrease of 1.6% (R$2.4 million) in relation to the same period in 2005. For the year-to-date figure in 9M06, these costs amounted to R$476.8 million, i.e. 13.6% (R$57.1 million) higher than the figure recorded in the same period in 2005.

- **the purchased energy cost** in 3QT06 was R$129.3 million, which represents an increase of 10.2% (R$11.9 million) as compared to 3QT05. For the year-to-date figure in 9M06, this cost amounted to R$379.9 million, an increase of 10.9% (R$37.4 million) on the figure recorded in the same period in 2005.

  The main factors responsible for these changes are:

  (i) 3.8% increase (R$4.4 million) in 3QT06 to the volume of electric energy purchases for resale by the distributors, net of the PIS/Cofins credits. In 9M06 the year-to-date increase was 2.9%, equal to R$9.9 million

  (ii) decrease of 2.9% (R$3.4 million) relating to the effect net of amortization and deferral of the Portion "A" costs – CVA. In 9M06 the year-to-date net effect was an increase of 4.0%, equal to R$8.2 million

  (iii) increase of 9.3% (R$10.9 million) deriving from the full consolidation of energy

purchases from UTE de Juiz de Fora (UTEJF) investment starting in May 2006. In 9M06 the year-to-date increase was 4.0%, equal to R$13.8 million. Before the equity acquisition of UTEJF made by Multipar, at the end of April 2006, the impact of such energy cost was consolidated by 50% only.

- **the electric power transmission charges** amounted to R$16.5 million in 3QT06, a decrease of 46.6% (R$14.3 million) as compared to the same period in 2005. For the year-to-date figure in 9M06, this cost amounted to R$96.9 million, an increase of 25.4% (R$19.7 million) on the figure recorded in the same period in 2005.

  The main factors responsible for these changes are:

  (i) increase of 10.0% (R$3.1 million) in 3QT06 to the transmission and connection charges, net of PIS/Cofins credits. In 9M06, the year-to-date increase was 10.6%, equal to R$8.2 million

  (ii) decrease of 60.1% (R$18.5 million) relating to the effect net of amortization and deferral of the Portion "A" costs – CVA. However, in 9M06 the year-to-date net effect was an increase to the charges of 12.1%, equal to R$9.4 million

  (iii) increase of 3.5% (R$1.1 million) deriving from the full consolidation of the transmission and connection charges made by UTE de Juiz de Fora (UTEJF) starting in May 2006. In 9M06 the year-to-date increase was 2.7%, equal to R$2.1 million

Fuel Consumption Account (CCC) and Energy Development Account (CDE): The CCC and CDE expenditure amounted to R$32.5 million, an increase of 44.3% (R$10.0 million) in 3QT06. In 9M06 the year-to-date expenses amounted to R$89.2 million, an increase of 45.5% (R$27.9 million) as compared to the same period last year. These charges are set by Aneel – National Electricity Regulatory Agency.

The main factors responsible for these changes are:

(i) decrease of 1.4% (R$0.3 million) in 3QT06 in the quotas set by Aneel as compared to the same period in 2005. For the year-to-date figure in 9M06, these quotas increased by 19.5% (R$12.0 million) as compared to the same period last year.

(ii) increase of 37.4% (R$8.4 million) in 3QT06 relating to the effect net of amortization and deferral of the Portion "A" costs – CVA. For the year-to-date figure in 9M06, this net effect increased by 22.4% (R$13.7 million) as compared to the same period last year.

(iii) increase of 8.3% (R$1.9 million) deriving from the Proinfa costs, which are now accounted for in the 2006 financial year. For the year-to-date figure in 9M06, this cost represented an additional expense of 3.6% (R$2.2 million).

OTHER OPERATING EXPENSES

Allowance for doubtful accounts and contingencies: in 3QT06 provisions for contingencies and doubtful accounts were reversed to the consolidated amount of R$3.8 million, with these expenses falling to R$10.7 million in 9M06. These provisions increased by 347.1% (+ R$8.3 million) as compared to those recorded in the same period in 2005.

SERVICE INCOME RISES BY 55.8% IN 3QT06 AND ADJUSTED CASH GENERATION (EBITDA) EXCEEDS R$442.0 MILLION IN 9M06

With growth of 55.8% in 3QT06, the consolidated income from electricity services rose to R$127.0 million in 3QT06, with the year-to-date figure in 9M06 standing at R$310.6 million. The consolidated operating cash generation (adjusted EBITDA) accordingly amounted to R$442.0 million in 9M06, an increase of 20.3% as compared to the same period in 2005.

The highest EBITDA growth in 3QT06 was recorded by CENF, CFLCL and Saelpa, up by 193.8%, 83.4% and 38.1% respectively as compared to Q206.


Consolidated EBITDA and Adjusted EBITDA
- First 9 months of 2006 (R$ million) -
366,9
22,6
7,8
44,7
442,0
EBTIDA
Late Charges Revenue
Provisions for Actuarial Deficit
RTE
Adjusted EBTIDA

Operating Cash Generation by Distributor and Consolidated Figures (EBITDA and Adjusted EBITDA) - First 9 months of 2006 - R$ million

Description	CFLCL	CENF	Energipe	CELB	Saelpa	CFLCL Consolidated
(+) Q1	22.7	4.9	32.6	3.7	42.9	107.3
(+) Q2	16.9	3.2	39.6	6.7	37.0	112.9
(+) Q3	31.0	9.4	39.9	8.2	51.1	146.7
(=) Accrued EBITDA in 9M06 (*)	**70.6**	**17.5**	**112.1**	**18.6**	**131.0**	**366.9**
(+) Revenue from arrears surcharges	3.5	1.1	5.8	1.4	10.7	22.6
(+) Provisions for Actuarial Deficit	-	0.1	2.7	0.1	5.0	7.8
(+) Extraordinary tariff readjustment (RTE) revenue	-	3.0	16.2	4.7	20.6	44.7
(=) Adjusted EBITDA in 9M06	**74.1**	**21.7**	**136.8**	**24.8**	**167.3**	**442.0**
% Change to accrued adjusted EBITDA in 9M06 / 9M05	**+ 9.9**	**+ 25.4**	**+ 14.9**	**+ 56.9**	**+ 25.3**	**+ 20.3**

(*) EBITDA = Income from Services + Depreciation and Amortization.

FINANCIAL INCOME

In 3QT06, negative financial income of R$71.4 million was recorded, an increase of 36.7% (R$19.1 million) as compared to 3QT05. For the year-to-date figure in 9M06, this income was also negative and amounted to R$191.5 million, an increase of 16.9% (R$27.7 million). This year-to-date performance in 9M06 is due to the following factors:

(i) increase of 6.0% (R$4.1 million) in financial revenues

(ii) increase of 13.7% (R$31.8 million) in financial expenses, mainly due to the acquisition on April 20, 2006 by the subsidiary Multipar S/A of 45.6% of the total share capital of Energisa, 50% of the UTE de Juiz de Fora and 49.9% of Pbpart–SE 1 S/A for R$361 million. If the effects from financing these acquisitions (R$37.5 million) were not considered, the year-to-date financial expenses in 9M06 would have fallen by 2.5% as compared to the same period last year.

NET INCOME

CFLCL's Consolidated Profit up by 730% in 3QT06

CFLCL posted consolidated net income of R$24.6 million (R$24.4 million at the parent company CFLCL) in 3QT06, an increase of 730% as compared to the same period in 2005. Following this performance, in 9M06 CFLCL recorded a year-to-date consolidated net income of R$29.8 million (R$28.9 million at the parent company CFLCL, i.e. R$0.17 per lot of thousand shares of its capital).

Net Income (Loss) in the first 9 months
- R$ million -

Net income (loss) in the period	Parent Company 2006	Parent Company 2005	Consolidated 2006	Consolidated 2005
Q1	(1.8)	(7.9)	(1.5)	(7.6)
Q2	6.3	40.5	6.7	40.9
Q3	24.4	2.6	24.6	3.0
Year-to-date in M9	**28.9**	**35.2**	**29.8**	**36.3**

Net Income of Direct and Indirect Subsidiaries in 2006
- R$ million -

Description	Energisa	Energipe	CELB	Saelpa	Energia do Brasil Participações (*)	Multipar	CENF	Cat-Leo CISE Consolidated
Q1	16.3	16.4	2.0	19.0	-	0.2	1.8	0.0
Q2	10.9	17.1	3.1	14.6	23.5	10.7	2.0	0.8
Q3	21.0	20.6	3.3	24.4	25.6	7.0	5.5	0.8
Year-to-date in 9M06	**48.2**	**54.1**	**8.4**	**58.0**	**49.1**	**17.9**	**9.3**	**1.6**

(*) Energia do Brasil Participações Ltda is the new corporate name of Alliant Energy Holdings do Brasil LTDA, which was acquired by the subsidiary Multipar S/A on April 20, 2006.

Several factors were responsible for this improvement to CFLCL's consolidated income in 3QT06, mainly:

(i) the increase to the equity interests held by CFLCL, following the acquisition on April 20, 2006 by the subsidiary Multipar S/A of 45.6% of the total share capital of Energisa, 50% of the UTE de Juiz de Fora and 49.9% of Pbpart–SE 1 S/A. The effect on the consolidated net income of this acquisition has been R$10.1 million since April 2006;

ii) increase of 7.2% in electricity demand in the quarter as compared to the same period last year, coupled with readjustments to the tariffs of the Sistema Cataguazes-Leopoldina distributors recorded in the course of 2006;

iii) increased profits in 3QT06 recorded by all the Sistema Cataguazes-Leopoldina distributors in relation to Q206. As a result, in 9M06 CFLCL recorded equity in the net income of its direct and indirect subsidiaries of R$50.4 million, R$24.1 million of which was recorded in 3QT06. Energisa made the greatest contribution (R$26.0 million) to

the equity income over the first nine months, recording net income in the period of R$48.2 million, or R$1.27 per lot of thousand shares of its capital. **Energisa will be the new parent company of all the subsidiaries currently directly and indirectly controlled by CFLCL,** after the vertical disintegration process of Sistema Cataguazes-Leopoldina has been concluded, currently being analyzed by Aneel (National Electricity Regulatory Agency). Multipar S/A, in turn, which also has an indirect interest of 45.6% in the capital of **Energisa** through its subsidiary Energia do Brasil Participações Ltda., contributed R$17.9 million to the equity income figure in the same period.

It should also be mentioned that the decrease to the consolidated net income recorded by CFLCL in the 9M06, as compared to the same period last year, is chiefly due to the following nonrecurring factors:

(i) positive effects from reversing the provisions for contingencies and doubtful accounts to the amount of R$4.1 million and recognition of tax credits relating to income and social contribution taxes on income tax loss carryforwards and temporary differences by the subsidiary Energipe in 9M05 to the amount of R$13.4 million. These adjustments to the 9M05 income statement amounted to R$17.5 million, and

(ii) sale of generating assets by CFLCL in April 2005, which resulted in a before tax gain of R$36.7 million, and the recording of equity in the net income of subsidiaries of R$10.4 million referring to the four-month period in which CFLCL owned the aforementioned generating assets by way of Cat-Leo Energia.

INDEBTEDNESS

Capital structure and improvement of the debt profile

The companies comprising Sistema Cataguazes Leopoldina have conducted a series of operations to stretch and enhance debt profile over the past few months, including:

- an international note issuance on July 12 by the subsidiaries Energipe and Saelpa of Units Notes worth USD 250 million, with a seven-year tenor and interest of 10.5% per annum. The use of proceeds from this issuance was to amortize the costlier, shorter-term debts which also compromise receivables from the issuers, and resulted in a reduction to the average debt cost.

- 1st public debenture issued by Energisa to the amount of R$350 million, maturing after 5 (five) years, i.e. on October 01, 2011. The debentures have a 6 (six) month of interest grace period and will have an yield of CDI rate plus a spread of 2.0% per annum and will be amortized over 3 (three) annual, successive installments, commencing October 01, 2009. The proceeds from this issue will be used to pay the debt assumed on April 20, 2006 by Multipar S/A (which will be incorporated by Energisa under the vertical disintegration process of Sistema Cataguazes-Leopoldina) to acquire Energia do Brasil Participações Ltda.


COMPANHIA FORÇA E LUZ
CATAGUAZES-LEOPOLDINA

As of September 30, 2006, CFLCL's consolidated net debts including the charges specified below amounted to R$1,700.0 million. Foreign currency debts account for 41.7% of the total net debt. These debts are hedged against adverse exchange variance by financial derivatives.

As a result of the transactions to lengthen and improve the profile of the consolidated debt, the ratio between the short-term consolidated net debt and the total consolidated net debt fell from 34% in June 2006 to 13.0% in September 2006. At the end of the latest quarter, the consolidated ratio between the adjusted EBITDA (annualized) and the net short-term debt was 2.7, which shows the Company is in a comfortable position in terms of leverage and consolidated debt profile.

As of September 30, 2006, the average consolidated cost of CFLCL's debts following the aforementioned transactions stood at 14.6% per year in September, 2006 (average tenor of 4.2 years), as compared to 21,7% per year in September, 2005 (average tenor of 1.7 year);

The table below denotes the consolidated CFLCL short and long-term debt, net of financial resources (cash and interest-earning bank deposits), as stated in its financial statements as of June 30 and September 30, 2006.

Amounts in R$ million Description	CFLCL Consolidated 30/06/2006	 30/09/2006
Short-term		
Loans and financing	723.0	398.0
Debentures	27.8	29.1
Debt charges	5.4	15.5
Taxes paid in Installments	17.0	20.6
Actuarial deficit	10.4	10.4
(-) Regulatory asset / CVA	(22.2)	(15.9)
Subtotal 1	**761.4**	**457.7**
Long-term		
Loans and financing	961.0	1,368.2
Debentures	25.1	25.2
Taxes paid in Installments	51.7	45.5
Actuarial deficit	52.3	53.5
(-) Regulatory asset / CVA	(17.5)	(13.9)
Subtotal 2	**1,072.6**	**1,478.5**
Total Debts	**1,834.0**	**1,936.2**
(-) Balance of cash and interest-earning bank deposits	209.0	236.2
Total net debts	**1,625.0**	**1,700.0**
Total short-term net debts	552.4	221.5
Net short-term debts / Total net debts (%)	**34.0**	**13.0**

The scheduled consolidated amortization of CFLCL's loans, financing, debt charges and debentures follows, according to its financial statements as of September 30, 2006.


Consolidated amortization of CFLCL's loans, financing, debt charges and debentures
1,836 million
180
336
188
180
191
146
16
558
41
2006
2007
2008
2009
2010
2011
2012
2013
After 2013

INVESTMENTS

Consolidated investments by CFLCL and its subsidiaries in 9M06 amounted to R$189.0 million (R$141.6 million in the period in 2005). The priority investments were made in the energy distribution sector, in particular the "Universal Electric Energy Access" and "Light for All" programs, which received R$110.8 thousand, R$75.3 million of which was provided by state and federal government.

Investments Made
In the first 9 months of 2006

Amounts in R$ thousand	CFLCL (*)	CENF	Energipe	CELB	Saelpa	Total
. Generation	3.9	0.1	-	-	-	4.0
. Transmission, Distribution and Other	28.5	4.5	66.1	6.0	79.9	185.0
Total Investments	**32.4**	**4.6**	**66.1**	**6.0**	**79.9**	**189.0**
(-) Government Funds	8.1	0.6	31.1	1.0	34.5	75.3
(=) Total Company Investment	24.3	4.0	35.0	5.0	45.4	113.7

(*) Includes investment by Cat-Leo CISE (R$3.8 million) and Usina Termelétrica de Juiz de Fora (R$0.1 million).


COMPANHIA FORÇA E LUZ
CATAGUAZES-LEOPOLDINA

CORPORATE REORGANIZATION

Corporate reorganization under the vertical disintegration program

Energisa, Energipe and its direct and indirect parent company Companhia Força e Luz Cataguazes-Leopoldina (jointly referred to as the Companies), respectively, announced on May 08, 2006 that:

1. On September 19, 2005 the Companies published a Company Notice serving notice of the progress of the reorganization plan on the assets and liabilities directly and indirectly held by the Companies, including interests in other companies, with a view to segregating the energy distribution and generation activities in compliance with Law 9.074 dated July 07, 1995, which had been submitted to the prior approval of the National Electric Energy Agency - ANEEL ("De-verticalization Plan").

2. Taking into particular consideration the change to the Companies' share ownership structure, and, as per the Companies' Company Notice published on April 20, 2006, the interest of CFLCL and the number of its shareholders in reformulating and simplifying the corporate ownership structure of CFLCL and its subsidiaries, on May 03, 2006 CFLCL submitted to ANEEL an application to change the Vertical Disintegration Plan, in order to facilitate and simplify the activity segregation process.

3. In short, the new version of the De-verticalization Plan establishes the following steps:

   - the shares in the share capital of the distributors Sociedade Anônima de Eletrificação da Paraíba – SAELPA ("Saelpa") and Companhia Energética de Borborema – CELB ("CELB") shall be transferred to Energisa, through a reduction to the capital of Energipe, meaning **Energisa** will be the direct controlling shareholder of SAELPA and CELB. In due course an acquisition offer will be made on the shares held by the Energipe minority shareholders, pursuant to CVM Directive 361/02, with a view to canceling its listed company status

   - CFLCL shall increase the capital of its subsidiary Multipar S/A – Planejamento e Corretagem de Seguros ("Multipar"), through the transfer of (i) all the corporate interests held by CFLCL in **Energisa**, Companhia de Eletricidade de Nova Friburgo, Teleserv S/A, Cat-Leo Construções, Indústria e Serviços de Energia S/A and the company to be incorporated through the transfer by CFLCL of its embedded electric energy generation assets and (ii) other assets and liabilities not directly related to the electric energy distribution concession held by CFLCL


COMPANHIA FORÇA E LUZ
CATAGUAZES-LEOPOLDINA

- Multipar will be incorporated by **Energisa**, and CFLCL shall temporarily hold a direct interest in **Energisa**

- **Energisa** shall incorporate the shares held by CFLCL into its equity, transforming CFLCL into its wholly-owned subsidiary. As a result of the share incorporation, the current shareholders of CFLCL shall be held in Energisa, which shall remain a listed company, and

- upon conclusion of the De-verticalization Plan, **Energisa** shall be the new controlling company of all the companies currently indirectly or directly controlled by CFLCL.

4. The De-verticalization Plan is undergoing analysis by ANEEL and may therefore be adjusted in the best interests of the companies involved and to comply with the applicable legislation, and is also subject to the prior consent of ANEEL, the boards and shareholders of the Companies, in addition to any approval by third parties, including debenture holders, financial institutions and other creditors.

A summary is presented below of the structure of Sistema Cataguazes-Leopoldina before and after vertical disintegration, as per the schedule submitted to Aneel:

Current Corporate Structure


COMPANHIA FORÇA E LUZ CATAGUAZES-LEOPOLDINA
CT: 100%
CV: 100%
CT: 100%
CT: 54.4%
CAT-LEO CISE
Multipar
CT: 99.1%
CT: 74.7%
CT: 50.0%
CV: 100%
CT: 100%
Teleserv
CENF
UTEJF
CT: 50.0%
Energia do Brasil Part.
CT: 45.6%
ENERGISA
CT: 99.9%
ENERGIPE
CT: 50.1%
CT: 100%
CT: 49.9%
Pbpart SE1
Pbpart Ltda
CT: 99.9%
CT: 97.8%
Pbpart SE2
CELB
CT: 83.9%
SAELPA
Legend:
Operating
Holding / vehicle
CT: Total Capital
CV: Voting Capital
Note: Excluded small companies non-operating

Corporate Structure after De-verticalization


Current CFLCL's Shareholder
ENERGISA S.A.
74.7%
99.9%
99.9%
97.8%
83.9%
100%
100%
100%
100%
99.1%
CENF
CFLCL
Energipe
CELB
SAELPA
CFLCL-G
UTE-JF
CFLCL-S
CAT-LEO CISE
Teleserv
Distribution
Gencos
Service company to electricity industry
TV / Internet

The percentage interests in the subsidiaries may change because of the goodwill incorporations and other minor impacts generated in the course of concluding the vertical disintegration process.

The Companies shall keep the market posted concerning the development of the De-verticalization Plan.

PERFORMANCE OF SHARES ON THE BOVESPA

In the period between January and September 2006 the common (FLCL3), preferred class "A" (FLCL5) and preferred class "B" (FLCL6) shares in the Company recorded one of the best returns in the Brazilian stock market, substantially outperforming the Ibovespa (São Paulo Stock Exchange Index) and the IEE (Electric Energy Index), as shown by the performance figures below. The total volume traded in this period was R$30.5 million (R$9.2 million in common shares), i.e. 16.9 times higher than in relation to the same period last year.


Total Volume Traded
- R$ million -
4.5
15.0
11.0
30.5
1.8
1T06
2T06
3T06
9M06
9M05


Returns in Stock Market %
- January to September of 2006 -
366.7
206.8
302.0
20.5
9.0
FLCL3
FLCL5
FLCL6
IEE
Ibovespa

Management.

BALANCE SHEETS
PERIOD ENDED SEPTEMBER 30, 2006 AND The PERIOD ENDED JUNE 30, 2006
(In thousands of reais)

ASSETS

	PARENT COMPANY		CONSOLIDATED	
CURRENT ASSETS	**09/30/2006**	**06/30/2006**	**09/30/2006**	**06/30/2006**
Cash and Banks	1.834	3.464	67.408	60.275
Restricted Funds	109.654	106.466	141.337	138.959
Temporary Cash Investments	2.484	3.106	27.442	9.810
Consumers and Concessionaries	65.772	58.264	328.137	321.641
Credit Receivables	3.886	3.584	59.422	57.796
Extraordinary Tariff Adjustment	-	-	46.439	48.693
Allowance for Doubful Accounts	(22.047)	(19.729)	(68.322)	(66.871)
Inventories	449	341	1.926	2.440
Other Receivable	12.613	13.109	68.519	45.307
Recoverable taxes	9.510	11.347	72.138	67.237
Tax Credits	796	-	29.091	27.172
Prepaid Expenses	36.075	35.435	108.519	98.707
	221.026	215.387	882.056	811.166
NONCURRENT ASSETS				
Extraordinary Tariff Adjustment	-	-	10.144	18.195
Consumers and Concessionaries	8.980	9.182	30.452	30.704
Notes Receivable	7.131	7.267	85.756	85.678
Subsidiaries and Related Parties	81.984	82.771	138	-
Receivable - Fuel Gas	-	-	50.000	50.134
Provision for negative shareholders' equity	-	-	(4.000)	(4.000)
Recoverable taxes	5.774	4.758	40.584	35.189
Tax Credits	39.051	39.847	142.484	150.560
Escrow Deposits	563	509	137.232	132.485
Prepaid Expenses	16,549	17,275	48,989	38,969
Other	2,107	173	3,728	1,258
	162,139	161,782	545,507	539,172
PERMANENT ASSETS				
Investiments	580,577	568,306	10,497	10,659
Property, Plant and Equipment	189,867	183,127	1,486,540	1,447,489
Deferred Charges	2,981	2,506	14,879	14,803
	773,425	753,939	1,511,916	1,472,951
TOTAL ASSETS	**1,156,590**	**1,131,108**	**2,939,479**	**2,823,289**

BALANCE SHEETS
PERIOD ENDED SEPTEMBER 30, 2006 AND The Period Ended JUNE 30, 2006
(In thousands of reais)

LIABILITIES And SHAREHOLDERS' EQUITY	PARENT COMPANY		CONSOLIDATED	
CURRENT LIABILITIES	09/30/2006	06/30/2006	09/30/2006	06/30/2006
Supliers	21,924	19,896	170,749	158,869
Debt Charges	2,958	2,056	15,509	5,360
Loans and Financing	213,449	223,526	398,025	723,043
Debentures	29,123	27,760	29,123	27,760
Payroll	17	20	1,063	1,236
Taxes Payable	17,812	13,582	92,106	83,334
Taxes in Installments	1,858	1,982	20,579	17,010
Interest on Capital / Dividends	93	62	7,088	2,795
Consumer Charges	1,857	1,721	11,156	9,922
Accrued liabilities	3,377	2,772	16,031	13,727
Other Payables	9,597	9,339	79,203	79,116
	302.065	302.736	840,632	1,122,172
LONG-TERM LIABILITIES				
Supliers	7,177	7,177	12,977	21,277
Loans and Financing	101,139	89,774	1,368,209	961,056
Debentures	25,164	25,074	25,164	25,074
Taxes Payable	-	-	1,415	6,260
Taxes in Installments	9,586	9,708	46,502	51,655
Controlling Shareholders and Related Parties	245,842	255,834	0	108
Reserve for Contingencies	4,334	4,050	97,434	104,799
Provision for Actuarial Deficit	-	-	53,508	52,321
Other Payables	3,866	3,676	4,403	6,099
	397,108	395,293	1,609,612	1,228,649
DEFERRED INCOME	-	-	497	317
MINORITY INTEREST	-	-	63,114	71,142
SHAREHOLDERS' EQUITY				
Capital	379,602	379,602	379,602	379,602
Monetary Restatement of Capital	9,837	9,837	9,837	9,837
Tresury Shares	(5,653)	(5,653)	(5,653)	(5,653)
Capital Reserves	23,514	23,514	23,514	23,514
Profit Reserves	21,227	21,227	-	-
Accumulated Profits	28,890	4,552	18,324	(6,291)
	457,417	433,079	425,624	401,009
TOTAL LIABILITIES	**1,156,590**	**1,131,108**	**2,939,479**	**2,823,289**


COMPANHIA FORÇA E LUZ
CATAGUAZES-LEOPOLDINA

STATEMENTS OF OPERATIONS
FOR THE PERIODS ENDED SEPTEMBER 30, 2006 AND 2005
(In thousands of reais)

	CONTROLADORA		CONSOLIDADO	
	3T06	3T05	9M06	9M05
Gross Operating Revenue				
Electricity sales to final consumers	274,207	246,221	1,428,163	1,226,880
Electricity sales to distributors	9,150	4,223	75,317	53,538
Electricity network usage charges	17,301	14,111	95,586	58,952
Extraordinary tariff adjustment	10,395	26,395	30,437	24,586
Other operating revenue	12,122	10,461	45,097	45,756
	323,175	**301,411**	**1,674,600**	**1,409,712**
Dedutions from Operating Revenue				
ICMS	60.504	54.545	321.389	272.965
PIS, Cofins and ISS	30.497	25.545	164.427	122.306
Quota for RGR – Global reserve for reversion	2.866	2.645	11.406	10.145
	93.867	82.735	497.222	405.416
Net Operatoin Revenue	**229.308**	**218.676**	**1.177.378**	**1.004.296**
Operating Cost (Revenue)				
Personnel	21.692	19.749	110.400	106.393
Material	2,755	3,128	15,830	17,248
Outsourced	12,924	19,019	58,229	64,632
Electric power purchased for resale	69,926	75,321	393,791	356,646
Compensation for use of water resources	196	418	196	418
Transmission of eletric power	20,025	13,499	96,874	77,245
Depreciation and Amortization	13,278	12,420	56,260	49,038
Full consumption account (CCC) and Energy development (CDE)	18,984	12,854	89,188	61,311
Allowance for doubtful / contingencies	5,776	5,490	10,690	2,391
Other Expenses	6,419	4,772	35,287	24,231
	171,975	166,670	866,745	759,553
Income from Energy Services	**57,333**	**52,006**	**310,633**	**244,743**
Financial Income (Expenses)				
Financial revenue	17,386	10,531	71,502	67,428
Financial expenses	(95,638)	(95,947)	(262,992)	(231,227)
	(78,252)	(85,416)	(191,490)	(163,799)
Goodwill amortization	(1,054)	(899)	(17,860)	(15,366)
Equity in subsidiaries	50,447	41,862	(219)	10,441
Operating Income	**28,474**	**7,553**	**101,064**	**76,019**
Non-Operating income	3,368	176,697	9,013	185,724
Non-Operating Expense	(2,952)	(146,536)	(9,612)	(155,510)
Income Before Social Contribution and Income Taxes	**28,890**	**37,714**	**100,465**	**106,233**
Social Contributions and Income Taxes	-	(2,513)	(43,351)	(16,092)
Minority Interest	-	-	(27,341)	(53,860)
Net Income for the Period	**28,890**	**35,201**	**29,773**	**36,281**
Net Income per thousand outstanding shares - R$	0.17	0.27		


COMPANHIA FORÇA E LUZ
CATAGUAZES-LEOPOLDINA

Notes to the Financial Statements for the period ended September 30, 2006 and 2005
(In thousands of Brazilian reais unless stated otherwise)

1 Operations

Companhia Força e Luz Cataguazes-Leopoldina (CFLCL) is an electric energy distribution concessionaire which operates in 67 municipalities in the state of Minas Gerais and 1 municipality in the state of Rio de Janeiro, serving approximately 327,998 consumers (information not reviewed by the independent auditors).

CFLCL is also the parent company of other companies. The percentage interests and information about these investments can be found in notes 3, 12 and 13.

CFLCL and its subsidiaries are companies which comprise Sistema Cataguazes-Leopoldina (SCL).

As of September 30, 2006, the parent company reported a working capital deficiency of R$81,039 (R$87,349 as of June 30, 2006), while the consolidated figure recorded a net working capital of R$41,424 (deficiency of R$ 311,006 as of June 30, 2006).

Management is endeavoring to enhance the capital structure of the companies comprising Sistema Cataguazes-Leopoldina, seeking instruments which allow the interest on the short-term debts to be reduced even further, which along with the generation of profits, projected in the budgets and internally, should substantially reduce its requirement to refinance its liabilities.

2 Presentation of the quarterly information

The quarterly information has been prepared in accordance with the accounting practices adopted in Brazil, norms and provisions of the Brazilian Securities Commission – CVM and specific legislation applying to the Public Electric Energy Service concessionaires established by the National Electric Energy Agency - ANEEL". The accounting practices adopted to prepare the quarterly information (ITR) are in line with those used to prepare the financial statements as of December 31, 2005, published in the Government Press on March 29, 2006. The quarterly information (ITR) should therefore be read in conjunction with the aforesaid annual financial statements.

3 Consolidated quarterly information

The consolidated quarterly information includes the following equity interests:

	Equity interests at:	Equity interests at:
	30/09/2006	30/06/2006
Energisa S.A. ("Energisa") (1)	54.38	54.38
Companhia de Eletricidade de Nova Friburgo ("CENF")	59.47	59.47
Multipar S.A. (2)	99.96	99.96
Multiagro Ltda. (4)	-	66.67
Teleserv S.A.	99.10	99.10
Cataguazes Serviços Aéreos de Prospecção S.A	72.80	72.80
Cat-Leo Construções, Industria e Serviços de Energia S.A (2) (3)	99.99	99.99

(1) The Parent Company of Energipe (99.62% of the voting stock and 99.64% of the total stock) and CENFPAR (100% of the total stock). Energipe is the parent company of CELB (99.50% of the voting stock and 93.64% of the total stock) and Pbpart SE1 S.A (50.10% of the total and voting stock) which holds the share control of Saelpa (97.59% of the voting stock and 83.25% of the total stock). CENFPAR holds 17.92% of the voting stock and 15.24% of the total stock of Companhia de Eletricidade de Nova Friburgo ("CENF").

(2) Parent company of Energia do Brasil Participações Ltda which in turn holds 49.90% of the voting and total stock of Pbpart SE1 S/A; 45.61% of the total and voting stock of Energisa S/A; and 50% of the total stock of UTEJF.

(3) Holds 50% of the total stock of Usina Termelétrica de Juiz de Fora S.A.

(4) Interest sold in September 2006.

The consolidated quarterly information was produced according to the quarterly information of the subsidiary companies as of the same date as the parent company and in accordance with the technical consolidation criteria established by CVM Directive 247/96.

The reconciliation between the income in the period and the shareholders' equity in the parent company's and consolidated statements is as follows:

	Income for the Period		Shareholders' Equity	
	30/09/2006	30/09/2005	30/09/2006	30/06/2006
Parent Company	28,890	35,201	457,417	433,079
Unrealized profit on transactions with subsidiaries (mainly sale of equity interests)	-	-	(31,793)	(32,070)
Profit realization	883	1,080	-	-
Consolidated	29,773	36,281	425,624	401,009

4 Consumers and concessionaires

	Parent Company		Consolidated	
Consumer class	**30/09/2006**	**30/06/2006**	**30/09/2006**	**30/06/2006**
Residential	13,574	11,244	71,386	71,160
Industrial	25,190	22,187	81,988	68,947
Trade, services and other activities	5,636	4,741	40,228	39,507
Rural	3,396	3,070	29,976	28,930
Government:				
Federal	35	29	5,191	5,519
State	354	294	6,528	6,940
Municipal	1,298	1,080	8,000	8,505
Public lighting	2,028	1,852	12,179	11,413
Public service	1,599	1,308	13,163	13,037
Others	3,650	5,082	10,896	15,846
Subtotal - consumers	**56,760**	**50,887**	**279,535**	**269,804**
Concessionaires (*)	9,655	9,578	30,244	32,149
Supplies not billed	8,337	6,981	48,810	50,392
Total	**74,752**	**67,446**	**358,589**	**352,345**
Short-term portion	**65,772**	**58,264**	**328,137**	**321,641**
Long-term portion	**8,980**	**9,182**	**30,452**	**30,704**

(*) Includes energy sold at the Electric Energy Sale Chamber - CCEE.
The Company made an allowance for doubtful accounts for the overdue balances, within the technical criteria established by ANEEL.

5 Periodical tariff reposition

Parent Company

By way of Resolution 117 issued June 13, 2005, Aneel definitively ratified the result of the first Periodical Tariff Review of the Company. Pursuant to this Resolution, the electric energy tariffs were adjusted by 21.67% with an Xe Factor of 0.385%, effective as from June 18, 2004.

The amount of R$15,569 shall be added to "Portion B" of each year under the annual tariff adjustments for the years 2005 through 2007, an amount referenced to the base date of the Company's tariff review and to be restated according to the variation of the IGP-M price index.

In the first nine months of 2006, the Company recognized revenue referring to Portion B of R$42,242, recorded in the item "supply of electric energy", and has passed through to its consumers R$22,409. The balance of R$19,833, plus


COMPANHIA FORÇA E LUZ
CATAGUAZES-LEOPOLDINA

monetary restatement of R$828, is recorded in the item "prepaid expenses" in the parent company's and the consolidated statement.

Consolidated

ENERGIPE

Pursuant to Resolution 094 issued by ANEEL on April 18, 2005 which definitively ratified the periodical tariff reposition of the subsidiary Energipe in the annual tariff adjustments for the years 2004 through 2007, the amount of R$5,172 will be added to the "Portion B" of each year. This amount is referenced to the base date of Energipe's tariff review and will be restated according to the variation of the IGP-M price index

The revenue referring to Portion B, recognized up to September 30, 2006, is therefore R$20,729, with R$2,229 recorded in the item "supply of electric energy" in the consolidated statement, for the first nine months of this year. The subsidiary Energipe has already passed through to its consumers R$14,321 of the R$20,729. The remaining balance of R$6,408, plus monetary restatement of R$1,488, has been recorded in the item "prepaid expenses" in the current assets.

CELB

By way of Ratification Resolution 13 issued January 31, 2005, ANEEL set the final figure of the first periodical tariff review of CELB at 9.30%, with an Xe factor of 0.5432%, applicable as from February 04, 2005.

SAELPA

By way of Resolution 193 issued August 22, 2005, ANEEL ratified the final result of the first Periodical Tariff Review of the subsidiary Saelpa. The amount of R$16,230 shall be added to "Portion B" of each year under the annual tariff adjustments for the years 2006 through 2008. This amount is referenced to the base date of the subsidiary Saelpa's tariff review and will be restated according to the variation of the IGP-M price index.

In the period September 2005 through September 2006, the subsidiary Saelpa recognized revenue referring to Portion B of R$25,207, recording R$17,226 as revenue in the first nine months of this year under the item "supply of electric energy" in the consolidated statement. The subsidiary Saelpa has already passed through to its consumers R$1,320 of the R$25,207. The remaining balance of R$23,887, plus monetary restatement of R$276, has been recorded in the item "prepaid expenses" in the consolidated current assets.

CENF

By way of Resolution 119 issued June 13, 2005, ANEEL definitively ratified the result of the first Periodical Tariff Review of the subsidiary CENF. Pursuant to this Resolution, the electric energy tariffs were adjusted by 25.24% and an Xe Factor of 0.7438%, effective as from June 18, 2004.

The tariff repositioning practiced as from June 18, 2004 had been set provisionally at 18.00%. ANEEL subsequently recalculated this tariff repositioning by 23.13%, and backdated it to the aforementioned base date, as per the Technical Note of Resolution 119. This technical note specified the annual portions to be added to "Portion B" over the years 2005 through 2007, at the rate of R$994 each year, an amount referenced to the base date of the tariff review for the subsidiary CENF (June 2004). The amount shall be restated according to the variation of the IGP-M price index.

In the period June 2004 through September 2006, the subsidiary CENF recognized revenue referring to Portion B of R$5,595, recording R$587 as revenue in the first nine months of 2006 under the item "supply of electric energy" in the consolidated statement. It has already passed through R$4,474 to its consumers. The remaining balance of R$1,121, plus monetary restatement of R$253, has been recorded in the item "prepaid expenses" in the consolidated statement.

6 Extraordinary tariff recomposition (RTE)

Approved by way of ANEEL Resolutions 480, 481, 482 and 483 issued in August 2002 and Resolution 1 issued January 12, 2004, the amounts referring to the extraordinary tariff recomposition, free energy and Portion A are stated below:

	Consolidated			
	Loss of revenue	Free energy	Portion A	Total
Resolution no.	480/02,481/02 and 1/04	1/04 and 45/04	482/02 and 1/04	
Ratified amount	107,418	70,781	13,667	191,866
Accrued remunerations	61,138	38,051	13,503	112,692
Accrued amortizations	(127,855)	(81,588)	(16,842)	(226,285
Provision for losses	(8,201)	(3,184)	-	(11,385)
Balances at 30/06/2006	32,500	24,060	10,328	66,888
Remuneration in the period	1,483	955	319	2,757
Amortization in the period	(6,402)	(5,164)	(4,152)	(15,718)
Provision for losses	449	89	-	538
Balances at 30/09/2006	28,030	19,940	6,495	54,465
Short-term portion	24,720	17,475	2,126	44,321
Long-term portion	3,310	2,465	4,369	10,144

In the consolidated statement, part of the Portion A balance (R$2,218) is recorded in the current liabilities.

By way of Official Circular 2.212, on December 20, 2005 ANEEL established the following procedures for calculating the remuneration:

- Loss of Revenue – for concessionaires which obtained financing from the BNDES (CFLCL and its subsidiaries) – the SELIC rate plus interest of 1% per annum charged on 90% of the amounts ratified by ANEEL and SELIC rate charged on the 10% not financed

- Free Energy – for the Generators which obtained financing from the BNDES, the procedure is identical to that applied to Loss of Revenue and for the Generators which did not obtain SELIC rate financing

- "Portion A", the remuneration should be appropriated using the SELIC rate .

7 Credit receivables

Refers to overdue electric energy bills, renegotiated with consumers through the Debt Acknowledgement Instruments, corrected according to the variation of the IGP-M price index plus interest of 1% per month. As of September 30, 2006 the balances were the following:

	Parent Company		Consolidated	
	30/09/2006	30/06/2006	30/09/2006	30/06/2006
Short-term portion	3,886	3,584	59,422	57,796
Long-term portion	7,131	7,267	85,756	85,678
Credit receivables	11,017	10,851	145,178	143,474
Allowance for possible loan losses (*)	(1,621)	(1,484)	(19,828)	(17,063)

(*) The company and its subsidiaries made a provision for the amount recorded under credit receivables, recorded as an integral part of the item "Allowance for possible loan losses" in the current assets.

8 Recoverable taxes

	Parent Company		Consolidated	
	30/09/2006	30/06/2006	30/09/2006	30/06/2006
Value added tax on sales and services – ICMS	5,264	4,689	39,721	32,188
Income Tax Withheld at Source – IRRF	1,585	1,129	9,416	8,684
Corporate Income Tax - IRPJ	2,301	4,661	19,225	24,077
Social Contribution on Net Income – CSSL	923	1,082	5,555	4,253
Pis and Cofins contribution	5,169	4,509	35,772	30,984
Others	42	35	3,033	2,240
	15,284	16,105	112,722	102,426
Short-term Portion	9,510	11,347	72,138	67,237
Long-tern Portion	5,774	4,758	40,584	35,189

9 Gas fuel credit receivables – consolidated statement

The fuel gas purchase agreement executed by the subsidiary and Usina Termelétrica de Juiz de Fora S.A. (UTEJF) with Companhia de Gás de Minas Gerais – Gasmig, establishes that 70% of the amount contracted, whether consumed or not, should be deemed a take-or-pay purchase, where UTEJF has the right to withdraw the gas which has been paid for but not used during a term of 7 years following the gas acquisition period.

Up to the period ended September 30, 2006 the amount of R$55,221 (R$55,355 as of June 2006) had been advanced, equal to 410,604 thousand (cubic meters) of natural gas. According to its projections, the subsidiary estimates it did not consume the volume of 38,884 thousand (cubic meters) of natural gas, equal to R$5,221 (R$5,221 as of June 2006). A provision was therefore made for gas fuel inventory losses to this amount, which was deducted from the balance of "gas fuel credit receivables" in the noncurrent assets in the consolidated statement.

10 Prepaid expenses

	Parent Company		Consolidated	
	30/09/2006	30/06/2006	30/09/2006	30/06/2006
Regulatory effects of the Pis and Cofins portion (1)				
.PIS (December 2002 through May 2005)	3,395	3,381	8,056	8,811
.COFINS (February 2004 through May 2005)	6,138	6,113	18,439	20,168
Financial charges	2,057	3,226	18,834	5,117
Proinfa (2)	474	628	3,049	3,614
Portion A costs memorandum account – CVA (2)	5,390	8,761	20,897	30,112
Tariff pass-through of prior year costs (3)	6,667	-	22,117	-
Offsetting portion (see note 15)	7,177	7,177	9,393	9,393
Periodical tariff recomposition	20,661	21,950	54,094	52,526
Others	665	1,474	2,629	7,935
	52,624	52,710	157,508	137,676
Short-term portion	36,075	35,435	108,519	98,707
Long-term portion	16.549	17.275	48.989	38.969

(1)PIS/COFINS

In accordance with the Concession Agreement and the provisions established in article 9, paragraph 3 of Law 8987 dated February 13, 1995, which assures the right to a tariff recomposition in the event of an increase to the tax burden, CFLCL, CENF, Energipe, CELB and Saelpa proceeded to recognize the amounts determined as a result of the change to the tax criteria to non cumulative status, in accordance with PIS Law 10637/02 dated December 30, 2002 and COFINS Law 10833/03 dated December 29, 2003.

ANEEL ratified the differences not covered by the tariff for the period December 2002 through March 2005 for PIS and February 2004 through March 2005 for

COFINS. The balances at September 30, 2006 of R$9,533 for the parent company and R$26,495 in the consolidated statement will be amortized by the companies' next tariff adjustment - CFLCL and CENF (June/2007), Energipe (April/2007), CELB (February/2007) and Saelpa (August/2007).

As from July 01, 2005 (Energipe), August 28, 2005 (Saelpa) and February 04, 2006 (CELB), ANEEL has excluded the PIS/COFINS taxes from the calculation of the electric energy tariff. As from the aforesaid dates the subsidiaries Energipe and Saelpa have been adding the expenses incurred on these taxes to their electric energy tariffs.

(2) Refers to the costs of Portion A (CCC, CDE, System Service Charges, etc) not yet passed through to the electric energy tariffs. The respective amounts shall be added to the tariffs in the next tariff adjustment.

(3) In the quarter ended September 30, 2006, CFLCL, CENF, Energipe, Saelpa and CELB recognized the CVA portion of the pass-through of CUSD and Light for All Program costs, recorded in the item respective operating expenses.

11 Tax Credits

Refers to tax credits deriving from tax loss carryforwards and negative social contribution bases.

On July 01, 2002, the CVM published Directive 371/02, which establishes new criteria for evaluating and disclosing deferred tax credits. Pursuant to the provisions set out in this Directive we estimate the following tax credit realizations in the parent company and consolidated statements:

	Tax credit realizations	
Projected realization	**Parent Company**	**Consolidated**
2006	-	6,992
2007	1,062	29,465
2008	5,703	40,531
2009	7,427	47,352
2010	10,984	29,299
2011	12,224	14,225
2012	2,447	2,998
2013	-	713
Total accounted for	39,847	171,575
Short-term portion	796	29,091
Long-term portion	39,051	142,484

In recent years CFLCL has been recording tax loss carryforwards and a negative social contribution base. It accordingly only constituted tax credits incurred up to June 30, 2002, in accordance with the rules established by CVM Resolution 273. As it did not meet the requirements of CVM Instruction 371, from this date onwards it

was unable to make tax credits to the amount of R$38,084 (R$37,972 in June 2006), which internal projections estimate will be realized as from 2013.

The income and social contribution amounts which affected the income for the period, in addition to the offsetting of the tax credits recorded, are stated below:

	Parent Company		Consolidated	
Tax in the statement of income	30/09/2006	30/09/2005	30/09/2006	30/09/2005
Profit before income and social contribution taxes	28,890	37,714	100,465	106,233
Income and social contribution taxes expense, calculated at the statutory rate	(9,823)	(12,823)	(34,158)	(36,119)
Adjustments:				
Permanent items – equity in net income of subsidiaries	17,152	14,233	(74)	3,550
Tax credits not constituted according to CVM Instruction 371	(6,910)	(3,708)	(6,910)	(3,708)
Prior-year tax credits made pursuant to CVM Directive 371/02	-	-	-	13,368
Decrease to income tax and surcharges (*)	-	-	16,289	10,311
Expenses with no estimated tax realization (Multipar and Energisa)	-	-	(13,000)	-
Others	(419)	(215)	(5,498)	(3,494)
Income and social contribution tax expenses	-	(2,513)	(43,351)	(16,092)

Tax credit recognized in the balance sheet	30/09/2006	30/06/2006	30/09/2006	30/06/2006
Tax loss carryforwards and temporary differences	57,940	58,275	156,300	161,164
Negative social contribution base and temporary differences	19,455	19,544	52,823	54,540
Total	77,395	77,819	209,123	215,704
Tax credits not made as per CVM 371	(37,548)	(37,972)	(37,548)	(37,972)
Total	39,847	39,847	171,575	177,732

(*) The Subsidiaries Energipe, Saelpa and CELB submitted an application to ADENE - North-East Development Agency (formerly Sudene) and in 2004 obtained a reduction to the income tax and surcharges as from the 2003 financial year (CELB and Saelpa) , through Constitutive Reports 112 and 113/2004 Saelpa, 094/2004 CELB and 0106/2005 Energipe. The aforesaid tax benefit consists of a reduction of up to 75% of the Income Tax calculated on operating profits.

The reductions to the income tax and surcharges obtained by the subsidiaries for the financial year ended September 30, 2006 amount to R$3,185 (R$4,080 in September 2005) for Energipe, R$11,152 (R$5,324 in September 2005) for Saelpa and R$1,952 (R$907 in September 2005) for CELB and were recorded as Capital Reserves in the subsidiaries' Equity. The increase to the subsidiaries' equity was recorded by the parent company as equity in the net income of subsidiaries in the statement of income for the period.


COMPANHIA FORÇA E LUZ
CATAGUAZES-LEOPOLDINA

12 Investments

	Parent Company		Consolidated	
	30/09/2006	30/06/2006	30/09/2006	30/06/2006
Interest in subsidiaries and associated companies	548,118	535,445	-	-
Goodwill and negative goodwill on investments	22,121	22,472	-	-
Investments appraised at cost	10,338	10,389	10,497	10,659
	580,577	568,306	10,497	10,659

Information on interests in subsidiaries is shown below:

	Energisa S.A.	CENF	Multipar S.A. (1)	Multiagro Ltda. (4)	Teleserv S.A.(2)	Cataguazes Serv. Aéreos	Cat-Leo Serviços S.A. (3)	30/09/2006	30/09/2005
Capital	755,904	21,000	3,553	5,550	1,140	120	45,889		
Number of shares/quotas held (thousand)									
Common	20,677	57,509	3,531	-	38	8	45,889		
Preferred	-	-	1	-	75	79	-		
Shares	-	-	-	-	-	-	-		
Interest (%)	54,38	59,47	99,96	66,67	99,10	72,80	99,99		
Profit (loss) in the period	48,154	9,276	17,875	(219)	(322)	(155)	1,633		
Shareholders' equity (unsecured liability)	845,894	29,620	19,731	300	(3,470)	100	50,710		
Equity in net income of subsidiaries	26,007	5,516	17,869	(146)	(319)	(113)	1,633	50,447	41,862
Investments	459,997	17,615	19,723	-	-	73	50,710	548,118	472,355
Goodwill (negative goodwill) on investments	(9,322)	31,443	-	-	-	-	-	22,121	-

(1) In April 2006 the CFLCL subsidiary Multipar S/A outlaid R$372,052 (acquisition amount plus associated costs) to acquire the entire capital of Energia do Brasil Participações Ltda.

Energia do Brasil's assets basically entail the following equity interests in the CFLCL subsidiaries: 45.6% of the total capital of Energisa S/A; 49.9% of the total capital of Pbpart SE1 S/A and 50% of the total capital of UTEJF.

These investments, appraised according to the equity method as of the acquisition date, generated a negative goodwill in relation to the acquisition amount of R$300,545.

This acquisition was supported by an independent appraisal (fairness opinion) carried out by a first-rate financial institution, which indicates the existence of projected positive results which do not justify the negative goodwill to the company's book value. (*)

We also emphasize that the recorded assets and liabilities do not present any significant distortions in relation to their fair market values. (*)

The international accounting standards issued by the IASB – International Accounting Standards Board, established that the negative goodwill paid under the acquisition of the investment should be attributed to the difference in the book value of the assets and liabilities and the fair market value. If there still remains negative goodwill after the aforesaid attribution, the international standards treats the negative goodwill as a gain under the acquisition, and it is recorded in the statement of income for the period.

Under Brazilian accounting standards, this negative goodwill should amend the value of the investment recorded according to the equity method.

CFLCL has made an inquiry to the CVM as to whether it can record the negative goodwill obtained under the acquisition of Energia do Brasil using the international accounting standard.

As the CVM had not answered the Company's request by the publication of this quarterly information, the negative goodwill obtained under the acquisition of Energia do Brasil is recorded under the consolidated property, plant and equipment, amending the other goodwill in subsidiaries.

(*) Not revised by the independent auditors.

(2) The Company made a provision for the unsecured liabilities of its subsidiary Teleserv S.A to the amount of R$3,438 (R$3,249 in June 2006), recorded under other accounts payable in the Noncurrent Liabilities.

(3) Arbitration involving Cat-Leo:

In April 2005, the Boards of CFLCL, Cat-Leo Energia S.A. and Cat-Leo Construções, Industria e Serviços de Energia S.A. (Cat-Leo Serviços) decided to amicably settle the controversies with the shareholder Energia de Brasil Participações Ltda. (EBP), which culminated with the decision pronounced by the Arbitral Tribunal of the International Chamber of Commerce (ICC) in January 2005.

As mentioned earlier, the share control of EBP was acquired on April 20, 2006 by Multipar S.A. Planejamento e Corretagem de Seguros (Multipar), a subsidiary of CFLCL.

The Boards of CFLCL, Multipar and Cat-Leo Serviços are reviewing the terms agreed under the purchase and sale commitment in order to bring it into line with the corporate conditions of the companies comprising Sistema Cataguazes-Leopoldina, which EBP is now part of.

(4) Sale of Investments

On September 30, 2006, the Company sold to third parties the investments it held in Multiagro Agropecuária Comércio e Indústria Ltda, for the amount of R$3,569, which corresponds to the carrying value of the investment and the advance for future a share capital increase.

13 Related party transactions

Parent Company:

	30/09/2006		30/06/2006	
Companies:	Assets	Liabilities	Assets	Liabilities
.Saelpa	-	46,576	-	37,183
.Pbpart Ltda	-	13,511	-	37,575
.Pbpart SE 2 Ltda	-	164,903	-	159,659
.Energipe	-	20,808	-	13,452
.Energisa S/A	656	-	6,717	-
.CENF	1,340	-	-	7,850
.Multipar S/A	10,828	-	7,842	-
.Cataguases Serviços Aéreos	-	44	-	7
.Gipar S/A	138	-	-	108
	12,962	245,842	14,559	255,834
Advance for future capital increase:				
. Multiagro Ltda	-	-	2,290	-
. Teleserv S/A	14,668	-	14,535	-
(-) Provision for losses	(4,000)	-	(4,000)	-
. Cat-Leo Serviços S/A	58,354	-	55,387	-
	69,022	-	68,212	-
Total	81,984	245,842	82,771	255,834
Other balances with related parties:				
. UTEJF (*)	-	11,623	-	19,669

(*) The item trade payables includes R$124 in the current liabilities and R$7,177 (R$7,177 in June 2006) in the noncurrent liabilities. Loans and financing stands at R$4,322 (R$12,492 in June 2006) in the current liabilities, restated according to the CDI variation + 1.02% per annum.

The subsidiary Teleserv S.A. which sells pay-TV, has been recording losses due to the fact its current level of operations is below that required to break even. The Management of this subsidiary implemented a new product segment aiming to supplement the main activity of pay-TV. Based on market projections, which include this new operating segment, Management believes that the investment of R$14,668 (R$14,535 in June 2006) recorded as an advance for future capital increase is above the realization value, and has accordingly made a provision for losses of around R$4,000.

Consolidated Liabilities	
Total with Gipar S/A	
30/09/2006	30/06/2006
-	108
-	108

The loans derive from normal financial and commercial transactions in the course of operations and are remunerated at the average third party borrowing rate. In the period ended September 30, 2006, on average these balances were charged the CDI variation +1.02% p.a.

Financial charges are not payable on the advances for future capital increases.

Transactions made:

Parent Company:

	Saelpa	Cia. De Eletricidade de Nova Friburgo	Empresa Energética de Sergipe S/A	PBPart SE1 S/A	Usina Term. de Juiz de Fora	CELB	GIPAR	PBPart Ltda	PBPart SE 2	Energisa	Cataguazes Serviços Aéreos	30/09/2006	30/09/2005
Provision of services	638	6,057	614	90	162	596	-	90	90	90	109	8,536	7,524
Electric energy purchased	-	-	-	-	(893)	-	-	-	-	-	-	(893)	(356)
Rental	-	36	-	-	-	24	-	-	-	-	-	60	72
Financial revenue (expenses)	(4,166)	(1,130)	(2,000)	-	(3,523)	-	(500)	(4,570)	(19,442)	408	(5)	(34,928)	(39,712)
Connection cost and usage	-	565	-	-	1,334	-	-	-	-	-	-	1,899	963

Consolidated statement:

	Gipar S/A	
	30/09/2006	**30/06/2006**
Financial expenses	5,154	5,019

The prices practiced for the services engaged referring to the administrative and support departments, take into account the recovery of the cost actually incurred, plus a before tax income of roughly 10%.
These transactions are supported by long-term contracts submitted to and approved by ANEEL.

14 Goodwill and negative goodwill in investees

The goodwill and negative goodwill paid under the acquisitions of the subsidiaries CENF, Energia do Brasil Participações Ltda, Energipe, Energia do Brasil Ltda, Saelpa and Celb, is being amortized nonlinearly over the concession term in accordance with the profitability figures projected for these subsidiaries. As of September 30, 2006 the amortization of this goodwill was projected as follows:

Amortization period	Parent Company	Consolidated
2006 to 2007	2,015	34,795
2008 to 2009	4,295	66,175
2010 to 2011	5,761	77,089
2012 to 2013	9,685	88,761
2014 to 2015	9,687	90,961
2016 to 2017	-	83,478
2018 onwards	-	416,758
Total	31,443	858,017
Classified as:		
(-) Negative goodwill on investments:		
. Energisa S/A (4.31%)	(9,322)	(9,322)
. Energia do Brasil Ltda (100%)	-	(300,545)
Balance - PPE	22,121	548,150

15 Trade payables

	Parent Company		Consolidated	
	30/09/2006	30/06/2006	30/09/2006	30/06/2006
Current Liabilities				
Supplies:				
Chesf	-	-	3,809	3,739
Furnas	525	525	525	525
AMPLA	-	-	2,377	1,570
Bilateral Contracts	13,289	10,922	52,689	48,384
Free Energy	279	279	36,610	35,605
Provision made	-	-	(309)	(313)
Use of the basic network	-	-	5,553	4,439
Connection to the network	-	-	454	446
Use of the distribution system (CUSD)	2,753	2,782	8,480	6,881
Materials and services	5,078	5,388	40,088	41,016
Gasmig/Petrobrás – offsetting portion	-	-	12,203	12,592
Others	-	-	8,270	3,985
	21,924	**19,896**	**170,749**	**158,869**
Long-term				
Supplies:				
Compensatory Portion	7,177	7,177	1,970	1,970
Free energy	-	-	7,388	12,287
Provision made	-	-	(2,785)	(2,871)
Materials and services	-	-	5,652	9,891
Others	-	-	752	-
	7,177	**7,177**	**12,977**	**21,277**
Total	**29,101**	**27,073**	**183,726**	**180,146**


COMPANHIA FORÇA E LUZ
CATAGUAZES-LEOPOLDINA

Gasmig/Petrobrás offsetting portion

The natural gas acquisition agreement executed by the subsidiary Usina Termelétrica de Juiz de Fora S.A. ("UTEJF") with Gasmig / Petrobrás establishes that the offsetting portion, corresponding to the annual exchange variance recorded between the price adjustment periods, shall be passed through to the gas tariff in the subsequent annual tariff adjustments. Similarly, the legislation and rules regulating the operation of the thermoelectric energy producers included in the Thermoelectric Priority Program – PPT, allows the producers to pass through to the electric energy sale tariffs the impacts from increasing costs due to this exchange variance.

According to ANEEL, the amount to be passed through to the distributors' energy tariffs are subject to a number of requirements, including: (a) the plant bound to the energy purchase and sale agreement should be operating commercially and (b) the pass-through is mainly subject to validation of the figures by the National Petroleum Agency (ANP), as established by Interministerial Ordinance 234 dated July 22, 2002.

Up to September 30, 2006 the subsidiary UTEJF had incurred R$9,394 in unpaid costs concerning the offsetting portion owed to Gasmig / Petrobrás. This liability was recorded as a balancing item to a receivable from the distributors of Sistema Cataguazes-Leopoldina, purchasers of energy from UTEJF, which in turn recognized liability as a balancing item against the Portion A variation offsetting account – CVA (prepaid expenses–current assets).

As mentioned earlier, the pass-through of the offsetting portion costs to the electric energy tariffs of the distributors CFLCL, CENF, Energipe, Saelpa and CELB is subject to validation of the calculations by ANP and final ratification of the CVA by ANEEL.

In accordance with current legislation, the companies' Boards hold that the liability of UTEJF recorded with Gasmig/Petrobrás will only be paid after the regulators have ratified the pass-through of the aforesaid costs to the distributors' electric energy tariffs.


COMPANHIA FORÇA E LUZ
CATAGUAZES-LEOPOLDINA

16 Loans and financing

	Parent Company		Consolidated	
	30/09/2006	30/06/2006	30/09/2006	30/06/2006
In local currency:				
• Interest of up to 7% p.a. and monetary restatement according to the TJLP variation (Finame, Unibanco, Banese and BNDES)	12,417	15,798	27,772	206,586
• Interest of up to 1% p.a. and monetary correction according to the Selic variation (BNDES).	-	108	29,842	39,677
• Interest of up to 8% p.a. and variation of Finel, RGR (Eletrobrás)	17,205	17,616	33,723	33,792
• Interest of up to 10% p.a. and monetary restatement according to the IGP-DI variation (Inergus)	-	-	10,822	11,419
• Interest of up to 5% p.a. over and above the CDI variation rate (Banks: ABC Brasil , HSBC, BBM, Santander Brasil, Itaú BBA, Credit Suisse,Fibra, Safra and Unibanco)	102,063	42,655	677,483	762,956
• Interest of up to 4.5% p.a. and monetary restatement according to the UMBND variation (BNDES)	-	-	55,773	58,222
• Interest of 14% p.a. (Banco do Nordeste)	-	-	41,519	31,970
• Interest and restatement at 109% p.a. of the CDI rate variation (FIDC)	39,444	43,833	165,666	184,097
• Interest of 5.1% to 7.5% p.a. over and above the CDI variation rate (Banks: Mercantil, Brascan and Fibra)	9,904	86,936	13,916	212,951
• Total local currency	**181,033**	**206,946**	**1,056,516**	**1,541,670**
• In foreign currency (USD):				
• With interest of 10.51% p.a. plus exchange variance (Unibanco)	-	-	-	3,610
• Interest of up to 8% p.a. plus exchange variance (Short Term Notes;Natexis)	133,555	106,354	133,555	106,354
• Interest of 11.99% p.a. plus exchange variance (Resolution 2770)	-	-	32,613	32,465
• With interest of 10.5% p.a. plus exchange variance (Units Notes Bond)	-	-	543,550	-
Total foreign currency	**133,555**	**106,354**	**709,718**	**142,429**
Total	**314,588**	**313,300**	**1,766,234**	**1,684,099**
Short-term portion	213,449	223,526	398,025	723,043
Long-term portion	101,139	89,774	1,368,209	961,056

The parent company and consolidated statements record R$109,654 (R$141,337 in the consolidated statement) in the item 'Funds linked to the current assets' in September 2006 and R$106,466 (R$138,959 in the consolidated statement) in June 2006. These amounts guarantee the loan payments.

The financing obtained from Finame to the amount of R$403 in the consolidated statement is secured by the actual equipment financed. The financing obtained from other financial institutions is secured by relating the installments to the revenue of the Company and its subsidiaries.

The international "Units Notes Bonds" issued by the subsidiaries Energipe and

Saelpa are guaranteed by Energisa.

The contracts executed by UTEJF with the BNDES, Banco Natexis, Banco do Nordeste, FIDC and the Units Notes Bonds by CFLCL and subsidiaries contain covenants which in general require certain financial indexes to be maintained at certain levels. Failure to maintain these indices could result in early maturity of the debts. These requirements were being performed as of September 30, 2006.

The UTEJF contract also establishes the maintenance of minimum funds in a finance investment account linked to payment of the installments. As of September 30, 2006 the balance recorded in the item "Financial investments" in the current assets was R$1,518 in the consolidated statement.

The maturities of the long-term financing are scheduled as follows:

	30/09/2006	
	Parent Company	Consolidated
2007	8,885	51,318
2008	78,126	188,175
2009	1,836	180,129
2010	1,425	190,623
2011	1,425	146,290
2011 onwards	9,442	611,674
	101,139	1,368,209

17 Debentures

The characteristics of these debentures and the balances as of September 30, 2006 are presented in form 10.01 in this Quarterly Information – ITR.

18 Taxes paid in Installments

On July 31, 2003 CFLCL and its subsidiaries CENF, Energipe, Cat-Leo, CELB and Saelpa signed up to the Special Installments Program - PAES, introduced by Law 10684 dated May 30, 2003 which provided for payment of the debts outstanding as of February 28, 2003 to the Federal Inland Revenue Office, the Attorney-General's Office of the National Treasury Office and the National Social Security Institute - over a maximum of 180 installments CFLCL and its subsidiaries Energipe, CELB, Saelpa and UTEJF also divided their ICMS tax debts to the State Governments into installments.

As of September 30, 2006 the debts stood at R$11,444 (R$11,690 in June 2006) for the parent company and R$67,081 (R$68,665 in June 2006) in the consolidated statement, settlement of which is scheduled as follows:

	Parent Company	Consolidated
Year		
2006	553	6,834
2007	2,211	18,039
2008	2,211	15,306
2009	1,358	6,901
2009 onwards	5,111	20,001
Total	**11,444**	**67,081**
Short-term portion	1,858	20,579
Long-term portion	9,586	46,502

19 Equity – parent company

Capital

The subscribed and paid-in capital as of September 30, 2006 was represented by 94,913,752,181 common shares, 82,392,170,239 Class "A" shares and 253,492,770 preferred Class "B" shares, with no par value The Class "A" preferred shares hold no voting rights but have priority in the reimbursement of capital in the event of Company liquidation and distribution of mandatory, non-cumulative dividends at 10% per annum over the company capital attributed to this kind of share. The class "B" preferred shares hold no voting rights but are afforded priority under the distribution of fixed dividends at 6% per annum on the company capital attributed to this class of share.

As authorized by its Board of Directors as of May 25, 2000, the Company holds treasury stock for subsequent sale of 173,697,043 common shares and 2,608,274,448 class "A" preferred shares of its issue, which are recorded under "treasury stock" in the shareholders' equity at the value of R$5,653.


COMPANHIA FORÇA E LUZ
CATAGUAZES-LEOPOLDINA

20 Supply of electric energy

a. Parent Company

	Not revised by the independent auditors					
	Number of Consumers		MWh		R$	
	30/09/2006	30/09/2005	30/09/2006	30/09/2005	30/09/2006	30/09/2005
Residential	245,343	237,041	236,502	228,879	119,440	109,018
Industrial	3,356	3,301	177,699	183,446	55,436	50,132
Commercial	28,195	27,354	110,369	105,218	47,450	42,144
Rural	47,024	41,974	89,237	85,134	25,232	22,633
Government:						
Federal	49	46	257	244	112	98
State	436	404	5,446	5,166	1,011	888
Municipal	2,700	2,505	11,468	10,879	6,286	5,510
Public lighting	247	245	44,981	44,401	11,266	10,485
Public service	517	507	25,633	24,144	7,443	6,440
Company consumption	131	135	1,898	1,838	-	-
Subtotal	**327,998**	**313,512**	**703,490**	**689,349**	**273,677**	**247,348**
Consumption of electric power	-	-	33,516	22,744	9,150	4,223
Supplies not billed (net)	-	-	(2,467)	(4,983)	530	(1,127)
Periodical tariff reposition	-	-	-	-	10,395	26,395
Provision of the transmission and distribution system	-	-	-	-	17,301	14,111
Other operating income	-	-	-	-	12,122	10,461
Total	**327,998**	**313,512**	**734,539**	**707,110**	**323,175**	**301,411**

b. Consolidated

	Not revised by the independent auditors					
	Number of Consumers (*)		MWh		R$	
	30/09/2006	30/09/2005	30/09/2006	30/09/2005	30/09/2006	30/09/2005
Residential	1,646,027	1,578,850	1,431,302	1,367,934	611,874	519,294
Industrial	11,860	11,650	975,382	1,094,722	254,320	241,017
Commercial	138,135	133,836	734,590	692,978	304,172	250,186
Rural	135,327	122,982	284,577	268,730	60,971	51,803
Government:						
Federal	773	742	52,027	48,609	28,282	22,192
State	7,741	7,461	80,110	75,303	30,430	24,501
Municipal	13,701	13,110	77,202	72,737	24,430	20,057
Public lighting	1,473	1,417	255,565	254,619	57,588	49,549
Public service	1,667	1,602	276,546	250,442	63,450	50,153
Company consumption	330	332	7,168	6,765	-	-
Subtotal	**1,957,034**	**1,871,982**	**4,174,469**	**4,132,839**	**1,435,517**	**1,228,752**
Consumption of electric power	7	7	624,856	477,625	75,317	53,538
Supplies not billed (net)	-	-	(28,784)	(30,605)	(7,354)	(1,872)
Periodical tariff reposition	-	-	-	-	30,437	24,586
Provision of the transmission and distribution system	-	-	-	-	95,586	58,952
Other operating income	-	-	-	-	45,097	45,756
Total	**1,957,041**	**1,871,989**	**4,770,541**	**4,579,859**	**1,674,600**	**1,409,712**

(*) Summation of the consumers of CFLCL, Energipe, CELB, Saelpa and CENF.

21 Provision for contingencies

a) Parent Company

Contingency	30/09/2006			30/06/2006		
	Provision Amount			Provision Amount		
	In the quarter	Accrued	Escrow deposits	In the 2nd quarter	Accrued	Escrow deposits
Non-current:						
Labor claims	37	2,094	563	(192)	2,057	509
Civil	247	1,640	-	-	1,393	-
Tax	-	600	-	-	600	-
Total	**284**	**4,334**	**563**	**(192)**	**4,050**	**509**

b) Consolidated statement

Contingency	30/09/2006			30/06/2006		
	Provision Amount			Provision Amount		
	In the quarter	Accrued	Escrow deposits	In the 2nd quarter	Accrued	Escrow deposits
Non-current:						
Labor claims	(2,191)	42,105	124,114	321	44,297	119,367
Civil	(3,141)	38,999	8,871	(933)	42,140	8,871
Tax	(2,032)	16,330	4,247	122	18,362	4,247
Total	**(7,364)**	**97,434**	**137,232**	**(490)**	**104,799**	**132,485**

The consolidated statement Includes in the item escrow deposits as of September 30, 2006 the amount of R$57,165 relating to a deposit made by the subsidiary Saelpa to guarantee execution of a Labor Claim. This claim is seeking payment of a productivity bonus and is in progress before the Regional Labor Court of Region 13. It was filed by the Paraíba State Electricity Workers' Union.
Based on the opinion of its legal advisors, the Management of the subsidiary rates the chance of success in the case as "possible" and has not made a provision for it.

22 Financial instruments (CVM Directive 235/95)

Seeking to ensure that the interest rate variation does not affect its income and cash flows, as from the 2005 financial year CFLCL and its subsidiaries CENF, Energipe, CELB and Saelpa have had double index operations which reflect currency swaps to the total nominal contract value of 39.7 million and 85.4 million dollars, parent company and consolidated statement respectively, with charges equal to the exchange variance plus interest of up to 7% per annum or 90% of the CDI, whichever is higher. The aforesaid swap has an 'active point' equal to the CDI variation, plus a spread of up to 3.5% per annum. In the period ended September 30, 2006 a loss was determined in the currency swap operations of R$15,885 and R$24,682, recorded in the financial income statement of the parent company and consolidated statement respectively.

The other financial instruments, assets and liabilities, are recorded in the balance

sheets at amounts compatible with those practiced on the market.

23 Retirement and pension supplementation plan

CFLCL and its subsidiaries CENF, Energipe, CELB and Saelpa sponsor pension plans for their employees - defined contributions (CFLCL and CENF) and defined benefits (Energipe, Saelpa and CELB). The defined benefit plans undergo an actuarial assessment at the end of each financial year, in order to ascertain whether the contribution rates are sufficient to establish the reserves required to meet the current and future payment commitments. In the period ended September 30, 2006 these plans' sponsorship expenses amounted to R$27 (R$119 in September 2005) for the parent company and R$7,775 (R$8,919 in September 2005) in the consolidated statement.

On September 30, 2006 the pension plans sponsored by Energipe and Saelpa had an estimated actuarial deficit of R$63,899 (R$10,391 in the current liabilities and R$53,508 in the non-current liabilities) in the consolidated statement.

24 De-verticalization Plan

The Sistema Cataguazes-Leopolina's De-verticalization Plan is undergoing analysis by ANEEL and is presented under the title "Corporate Reorganization" in the "Comment of the Company's Performance in the Quarter".

25 Subsequent event

A) 1st issuance of public debentures by the subsidiary Energisa:

In mid November 2006, the subsidiary Energisa concluded its 1st public debenture issuance to the amount of R$350 million, maturing after 5 (five) years, i.e. on October 01, 2011. The debentures have a 6 (six) month grace period, and will have an yield of the CDI rate plus a spread of 2.0% and will be amortized over 3 (three) annual, successive installments, commencing October 01, 2009. The proceeds from this issue will be used to pay the debt assumed on April 20, 2006 by Multipar S/A (which will be incorporated by the subsidiary Energisa under the vertical disintegration process of Sistema Cataguazes-Leopoldina) to acquire Energia do Brasil Participações Ltda.

B) 2nd issuance of private debentures by the subsidiary Energisa:

The management of the subsidiary Energisa published a call notice inviting shareholders to attend the Extraordinary General Meeting to be held on November 15, 2006 to resolve the private issuance of 56,000 convertible debentures, in a single series, to the amount of R$56 million. The debentures, which will be issued on


COMPANHIA FORÇA E LUZ
CATAGUAZES-LEOPOLDINA

November 16, 2006 and mature on December 08, 2007, will have a yield based on the TJLP (long-term interest rate) plus a spread of 3.65%.

All shareholders of the subsidiary Energisa have been assured pre-emptive rights to subscribe to the debentures, at the proportion of 0.0014763682 debentures per Energisa share. This right is projected to come into force on November 16, 2006 and expire on December 18, 2006.

C) Periodical Tariff Review:

By way of Normative Resolution 234 issued on October 31, 2006 and published in the Official Government Press on November 08, 2006, ANEEL established the general concepts, applicable methods and the initial procedures to conduct the second cycle of the Periodical Tariff Review for the electricity public distribution service concessionaires.

Management of the Company and its subsidiaries will evaluate the possible impacts of this Resolution, which will be disclosed in the next quarter, in the annual financial statements.

For further information and clarification, please do not hesitate to contact us:

- ✓ **Maurício Perez Botelho**
  Investor Relations Director
  E-mail: mbotelho@cataguazes.com.br

- ✓ **Cláudio Brandão Silveira**
  Corporate Finance
  E-mail: claudiobrandao@cataguazes.com.br

- ✓ **Carlos Aurélio Martins Pimentel**
  Investor Relations Manager
  E-mail: caurelio@cataguazes.com.br

- ✓ In Cataguases (Minas Gerais state): Praça Rui Barbosa, 80
  Tel.: (32) 3429-6226 / 6327 / 6000
  Fax: (32) 3429-6317 / 6480

- ✓ In Rio de Janeiro (Rio de Janeiro state): Av. Presidente Vargas, 463 / 4º andar
  Tel.: (21) 2122-6900 / 6902
  Fax: (21) 2122-6980 / 6931

- ✓ Internet: www.cataguazes.com.br
  E-mail: stockinfo@cataguazes.com.br

COMPANHIA FORÇA E LUZ
1905 / 2006
CATAGUAZES LEOPOLDINA

BOVESPA
Ticket Symbol
CFLCL

Level 1 ADR - American Depositary Receipts
USA
Ticket Symbol
CFLPY – Preferred Class "A"
CFLCY – Common

Investor Relations Monthly Report – November 14th, 2006 Edition

On the date hereof, Companhia Força e Luz Cataguazes-Leopoldina presents its results for the third quarter of 2006.

HIGHLIGHTS FROM THE 3RD QUARTER 2006 (3QT06 and 9M06) - CFLCL CONSOLIDATED FIGURES

- Net Income of R$24.6 million in 3QT06, an increase of 730% over 3QT305. In 9M06 the net income reached R$29.8 million;
- Adjusted EBITDA of R$173.2 million in 3QT06, an increase of 41.5% over 3QT05. In 9M06, the year-to-date adjusted cash generation reached R$442.0 million, up by 20.3%;
- The adjusted EBITDA margin was 43.3% in 3QT06, up by 8.4 percent as compared to 3QT05. In 9M06 this margin reached 37.5%, as compared to 36.6% in 9M05;
- Gross Operating Revenue of R$564.7 million in 3QT06, an increase of 13.6% on 3QT05. As of September 2006, total revenue amounted to R$1.7 billion, an increase of 18.8%;
- Total consumer energy demand in the concession area of 1,726.9 GWh in 3QT06, an increase of 7.2% on the same period in 2005. In 9M06 consumption reached 5,155.4 GWh, up by 6.0%;
- Consumption by company consumers of 1,371.8 GWh in 3QT06, an increase of 3.7% on the same period in 2005. In 9M06 the demand by the 1.96 million consumers reached 4,174.5 GWh, an increase of 1.0%;
- Interest cost of14.6% per year in September, 2006 (average tenor of 4.2 years), as compared to 21,7% per year in September, 2005 (average tenor of 1.7 year);
- Better risk perception, corporate ratings of CFLCL and Energisa upgraded to A- on the national scale (Fitch Ratings);
- Energy losses down by 60 basis point in last 12 months ended September 2006 to 14.4%;
- Past dues levels down by 50 basis points in the last 12 months ended September 2006;

Summary of the Economic-Financial Indicators and Operating Figures

CFLCL Consolidated	Quarter			Year-to-date (9 months)		
	3QT06	3QT05	Var. %	9M06	9M05	Var. %
Operating and Financial Indicators – R$ million						
Gross operating revenue	564.7	497.3	+ 13.6	1,674.6	1,409.7	+ 18.8
Net operating revenue	399.9	350.4	+ 14.1	1,177.4	1,004.3	+ 17.2
Service income (EBIT)	127.0	81.5	+ 55.8	310.6	244.7	+ 26.9
EBITDA	146.6	98.1	+ 49.5	366.9	293.8	+ 24.9
Adjusted EBITDA	173.2	122.4	+ 41.5	442.0	367.4	+ 20.3
Adjusted EBITDA margin - %	43.3	34.9	+ 8,4 p,a	37.5	36.6	+0,9 p,a
Operating income	49.4	24.2	+ 104.1	101.1	76.0	+ 32.9
Net income for the period	24.6	3.0	+ 729.7	29.8	36.3	- 17.9
Operating Figures						
Energy sales to retail consumers - GWh	1,371.8	1,322.5	+ 3.7	4,174.5	4,132.8	+ 1.0
Demand from free consumers - GWh	355.1	289.0	+ 22.9	980.9	730.8	+ 34.2
Total demand (including free clients) - GWh	1,726.9	1,611.4	+ 7.2	5,155.4	4,863.6	+ 6.0
Number of captive consumers	1,957,041	1,871,989	+ 4.5	1,957,041	1,871,989	+ 4.5

Adjusted EBITDA = Service Income + depreciation + provision for actuarial deficit + extraordinary tariff adjustment revenue (RTE) + arrears surcharge on overdue bills

(Continua)

CAPITAL STRUCTURE AND IMPROVEMENT OF THE DEBT PROFILE

The companies comprising Sistema Cataguazes Leopoldina have conducted a series of operations to stretch and enhance debt profile over the past few months.

As of September 30, 2006, CFLCL's consolidated net debts including the charges amounted to R$1,700.0 million. Foreign currency debts account for 41.7% of the total net debt. These debts are hedged against adverse exchange variance by financial derivatives.

As a result of the transactions to lengthen and improve the profile of the consolidated debt, the ratio between the short-term consolidated net debt and the total consolidated net debt fell from 34% in June 2006 to 13.0% in September 2006. At the end of the latest quarter, the consolidated ratio between the adjusted EBITDA (annualized) and the net short-term debt was 2.7, which shows the Company is in a comfortable position in terms of leverage and consolidated debt profile. The average consolidated cost of CFLCL's debts following the aforementioned transactions stood at 14.6% per year in September, 2006 (average tenor of 4.2 years), as compared to 21,7% per year in September, 2005 (average tenor of 1.7 year).

INVESTMENTS

Consolidated investments by CFLCL and its subsidiaries in 9M06 amounted to R$189.0 million (R$141.6 million in the period in 2005). The priority investments were made in the energy distribution sector, in particular the "Universal Electric Energy Access" and "Light for All" programs, which received R$110.8 thousand, R$75.3 million of which was provided by state and federal government.

PERFORMANCE OF SHARES ON THE BOVESPA

In the period between January and September 2006 the common (FLCL3), preferred class "A" (FLCL5) and preferred class "B" (FLCL6) shares in the Company recorded one of the best returns in the Brazilian stock market, substantially outperforming the Ibovespa (São Paulo Stock Exchange Index) and the IEE (Electric Energy Index), as shown by the performance figures below. The total volume traded in this period was R$30.5 million (R$9.2 million in common shares), i.e. 16.9 times higher than in relation to the same period last year.


Total Volume Traded
- R$ million -
4,5
15,0
11,0
30,5
1,8
1T06
2T06
3T06
9M06
9M05


Returns in Stock Market %
- January to September of 2006 -
366,7
206,8
302,0
20,5
9,0
FLCL3
FLCL5
FLCL6
IEE
Ibovespa

Read CFLCL, Energisa, Energipe and Saelpa the Shareholders' Report in full – link:

CFLCL - http://www.cataguazes.com/Portals/2/RelacaoInvestidor_Ingles/RelatoriosFinanceiros_Ingles/3rd%20Quarter2006Results_CFLCL_ENG.pdf
Energisa - http://www.cataguazes.com/Portals/2/RelacaoInvestidor_Ingles/RelatoriosFinanceiros_Ingles/3rd%20Quarter2006Results_Energisa_ENG.pdf
Energipe - http://www.cataguazes.com/Portals/2/RelacaoInvestidor_Ingles/RelatoriosFinanceiros_Ingles/3rdQuarter2006Results_Energipe_ENG.pdf
Saelpa - http://www.cataguazes.com/Portals/2/RelacaoInvestidor_Ingles/RelatoriosFinanceiros_Ingles/3rdQuarter2006Results_Saelpa_ENG.pdf

For further clarifications and additional information, please do not hesitate to contact us
In Cataguases - Phone: +55 32 3429-6000 / Fax: +55 32 3429-6480 / 3429-6317
In Rio de Janeiro - Phone: +55 21 2122-6900 / Fax: +55 21 2122-6931
http://www.cataguazes.com.br or e-mail to: stockinfo@cataguazes.com.br

Maurício Perez Botelho
Investor Relations Director

COMPANHIA FORÇA E LUZ CATAGUAZES LEOPOLDINA

ENERGISA

BOVESPA

Ticket Symbol
FLCL

Level 1 ADR - American Depositary Receipts
USA
Ticket Symbol
CFLPY – Preferred Class "A"
CFLCY – Common

Investor Relations Monthly Report - September 29th, 2006 Edition

Consolidated operating revenue up by 21.3% in the first eight months of 2006

Comparison among CFLCL, CENF, Energipe, CELB and Saelpa
Operating Indicators – January to August of 2006

	CFLCL	CENF	Energipe	CELB	Saelpa	Consolidado
Gross Revenue - R$ million	281.8	78.3	396.9	95.3	563.1	1,483.3
Growth % (*)	+ 8.2	+ 9.2	+ 15.9	+ 25.1	+ 30.9	+ 21.3
Electricity Sales – GWh (a+b)	722	189	1.490	404	1,745	4,550
a) Retail Market	624	182	1.081	335	1,487	3,709
• Residential	210	84	347	92	541	1,273
• Industrial	157	33	243	148	283	864
• Commercial	98	37	209	53	258	655
• Other classes	159	28	282	42	405	916
b) Free Consumers (FC)	98	7	409	69	258	841
Sales Increase - % (*)	+ 2.6	-	+ 7.3	+ 6.7	+ 5.4	+ 5.5
• Residential	+ 3.6	+ 1.3	+ 4.9	+ 8.0	+ 4.5	+ 4.5
• Industrial + FC	- 0.6	+ 1.4	+ 7.4	+ 5.5	+ 7.0	+ 5.6
• Commercial	+ 5.5	- 5.0	+ 8.8	+ 9.8	+ 5.3	+ 6.1
• Other classes	+ 4.8	+ 1.2	+ 9.0	+ 6.3	+ 4.8	+ 6.0

(*) In relation to the same period of 2005, with free consumers.

Cataguazes-Leopoldina's consolidated gross operating revenue rose by 21.3% in the first eight months of 2006 as compared to the same period last year, reaching R$1,483.3 million. The highest growth in revenue was recorded by Energisa's subsidiaries - Saelpa, CELB and Energipe -, with 30.9%, 25.1% and 15.9% respectively. This positive performance is due to the increased electricity consumption by the residential and commercial classes, of higher added value. Of the consolidated revenue, R$84.3 million derives from the use of the transmission and distribution system (TUSD) by free consumers, as compared to R$51.0 million in the same period in the prior year. If the demand by free consumers is considered, the consumption of electricity in the first eight months of 2006 in the concession areas of the companies comprising Sistema Cataguazes-Leopoldina amounts to 4,550 GWh, reflecting an increase of 5.5% in comparison to the demand recorded in the same period in 2005.

Saelpa's tariffs rise by 13.5%

The National Electric Energy Agency (Aneel) has authorized the company Sociedade Anônima de Eletrificação da Paraíba – Saelpa to increase its electric energy supply tariffs by 13.5%. This increase came into effect on August 28 this year.

Cat-Leo CISE is concluding its participation in the Pedrinho SHP, in Paraná state

Cat-Leo Cise's participation in the reconstruction of the Pedrinho SHP, in São Roque, Paraná state, has nearly reached a conclusion. Responsible for the mechanical and electrical assembly of the reconstruction of the 16.2 MW plant, owned by Energética Rio Pedrinho, a company of Brascan Energética S/A, in September Cat-Leo Cise began installing the steel piping of the spillway induced channel, which is 112 meters long and 1.9 m wide, and the cofferdam, which is 6.7 m high and 4 m wide. Both items were also manufactured by Cat-Leo Cise, in Cataguases. In terms of electrics, the company is changing the electric panels in the plant's control room. Commissioning of the machinery in the two generating groups is projected for the second fortnight of October, which will mark the completion of Cat-Leo Cise's work at the Pedrinho SHP. Brascan Energética is an important customer of Cat-Leo Cise, with which it maintains operating and maintenance service agreements for six SHPs in the Zona da Mata region of Minas Gerais state.

For further clarifications and additional information, please do not hesitate to contact us
In Cataguases - Phone: +55 32 3429-6000 / Fax: +55 32 3429-6480 / 3429-6317
In Rio de Janeiro - Phone: +55 21 2122-6900 / Fax: +55 21 2122-6931
http://www.cataguazes.com.br or e-mail to: stockinfo@cataguazes.com.br

Maurício Perez Botelho
Investor Relations Director

Investor Relations Monthly Report – August 15th, 2006 Edition

Cataguazes-Leopoldina posts profit of R$ 6.65 million in second quarter of 2006
Company turns around first-quarter loss and closes the first half in profit

Companhia Força e Luz Cataguazes-Leopoldina (CFLCL) recorded a consolidated profit of R$ 6.65 million in the second quarter of 2006, turning around the loss of R$ 1.49 million accrued in the first three months of the year. This led CFLCL to close the first half with a consolidated profit of R$ 5.16 million.

Several factors were responsible for this improvement, mainly:

(i) the increase to the equity interests held by CFLCL, following the acquisition on April 20, 2006 by the subsidiary Multipar S/A of 45.6% of the total share capital of Energisa, 50% of the UTE de Juiz de Fora and 49.9% of Pbpart-SE 1 S/A. These assets belonged to Sobrapar, which acquired them from Alliant Energy Holdings do Brasil in January this year. Following the acquisition, CFLCL now directly and indirectly holds 99.99% of the total capital of Energisa S/A, Pbpart SE 1 S/A and UTE de Juiz de Fora.

(ii) continuation of the positive results. All the distributors of the Sistema Cataguazes-Leopoldina recorded a profit in the first half of 2006. CFLCL accordingly recorded equity in the net income of direct and indirect subsidiaries in the period of R$26.3 million, of which R$16.9 million was recorded in the second quarter. Energisa, which will be the new parent company of all the companies currently directly and indirectly controlled by CFLCL, made the highest contribution (R$14.6 million) to the equity in the net income of subsidiaries in the half, given its net income of R$27.2 million in the period, or R$0.72 per share of its capital. Multipar S/A, in turn, which also has an indirect interest of 45.6% in the capital of Energisa through its subsidiary Energia do Brasil Participações Ltda., contributed R$8.9 million to the equity figure.

(iii) the 15.9% decrease to CFLCL's consolidated financial expenses, which fell from R$ 92.3 million in the second quarter of 2005, to R$77.6 million in the quarter ended.

Net Income (Loss) in 2006 of the companies of the Sistema Cataguazes-Leopoldina

Company	R$ thousand 1st half	Q2	Q1
CFLCL (Parent Company)	4,552	6,372	(1,820)
CFLCL (Consolidated)	5,158	6,650	(1,492)
Energisa	27,207	10,886	16,321
CENF	3,739	1,957	1,782
Energipe	33,544	17,139	16,405
CELB	5,057	3,081	1,976
Saelpa	33,611	14,589	19,022
CAT-LEO CISE	742	766	(24)
UTE de Juiz de Fora	9,370	3,155	6,215

The consolidated gross operating revenue of Cataguazes-Leopoldina was R$1,109.9 million and the operating cash generation (adjusted EBITDA) was R$268.8 million, a rise of 9.7% on the same period in 2005. The best figures were posted by Saelpa (R$ 103.7 million), Energipe (R$ 88.3 million) and CFLCL (R$ 41.9 million). In terms of adjusted EBITDA growth, the parent company CFLCL recorded the best performance, with an increase of 44.1%. In turn, the adjusted EBITDA consolidated margin was 34.6% in the half.

It should also be noted that in continuation of the programme to enhance the Sistema Cataguazes-Leopoldina's capital structure and debt profile, on July 12 the subsidiaries Energipe and Saelpa concluded an international issue of Notes Units to the amount of USD 250 million, which matures after seven years and bears interest of 10.5% per annum. The issue, with a corporate guarantee provided by the Energisa, allocated 65% of its funds to Energipe and 35% to Saelpa. The funds obtained are mainly being used to repay the costlier, more immediate debts, which compromise the issuers' receivables.

As a result of the issue, the average cost of CFLCL's consolidated debts has fallen from the CDI rate +4.7% per annum to CDI +1.8% per annum. The table denotes the short and long-term debt net of financial resources (cash and cash equivalents and secured funds) held by CFLCL (Consolidated), as stated in its financial statements as of March 31, 2006 and June 30, 2006. The table also contains the column 'adjusted' to denote the pro forma effect of the Notes issue.

CFLCL Consolidated

Description	31/03/2006	30/06/2006	30/06/2006 Adjusted (Pro Forma)
Short-term Net Debts (*)	364.3	552.4	106.2
. Local Currency	362.5	483.5	37.3
. Foreign Currency	1.8	68.9	68.9
Long-term Debts (*)	799.6	1.072.6	1.518.7
. Local currency	659.8	999.1	897.2
. Foreign Currency	139.8	73.5	621.5
Total net debts	1.163.9	1.624.9	1.624.9
. Local currency	1.022.3	1.482.5	934.5
. Foreign Currency	141.6	142.4	690.4

(*) Net Debt = Loans and Financing + Debentures + Debt Charges + Actuarial Deficit + Payment of Taxes over Installments - Loans related to RTE (Extraordinary Tariff Adjustment) - Cash, Cash Equivalents and Secured Funds.

Click on the link below to see the CFLCL Shareholders' Report in full:
http://www.investors.cataguazes.com/Portals/2/InvestorRelation/FinancialReports/Relatório%20aos%20Acionistas%20CFLCL%20-%201º%20semestre%202006_ENG.pdf

For further clarifications and additional information, please do not hesitate to contact us
In Cataguases - Phone: +55 32 3429-6000 / Fax: +55 32 3429-6480 / 3429-6317
In Rio de Janeiro - Phone: +55 21 2122-6900 / Fax: +55 21 2122-6931
http://www.cataguazes.com.br or e-mail to: stockinfo@cataguazes.com.br

Maurício Perez Botelho
Investor Relations Director


COMPANHIA
FORÇA E LUZ
CATAGUAZES
LEOPOLDINA
CNPJ/MF: 19.527.639/0001-58
Publicity Traded Company


ENERGISA S.A.
UMA EMPRESA DO SISTEMA CATAGUAZES-LEOPOLDINA
CNPJ/MF: 00.864.214/0001-06
Publicity Traded Company


ENERGIPE
EMPRESA ENERGÉTICA DE SERGIPE S.A.
CNPJ/MF: 13.017.462/0001-63
Publicity Traded Company

COMPANY NOTICE

Pursuant to the provisions established in CVM's Instruction # 358 dated January 03, 2002, the companies **COMPANHIA FORÇA E LUZ CATAGUAZES-LEOPOLDINA** ("CFLCL"), **ENERGISA S/A** ("Energisa") and **EMPRESA ENERGÉTICA DE SERGIPE S/A – ENERGIPE** ("Energipe") hereby inform the public of the pricing of the issue of debt notes ("Notes") to the total amount of USD 250,000,000 (two hundred and fifty million US dollars), USD 162,500,000 (one hundred and sixty-two million, five hundred thousand US dollars) of which corresponds to the Notes issued by Energipe and USD 87,500,000 (eighty-seven million, five hundred thousand US dollars) corresponds to the Notes issued by Saelpa – Sociedade Anônima de Eletrificação da Paraíba ("Saelpa").

The Notes shall be traded as Units, have a joint and several guarantee of Energisa and have the following characteristics: (i) a term of 7 years (ii) coupon of 10.5% p.a. (ten and a half percent per year) and (iii) semi-annual interest payments. The Notes shall be acquired by qualified institutional investors, resident and domiciled in the USA, pursuant to Rule 144A, and in other countries, except for the USA and Brazil, pursuant to Regulation S, both established by the 1933 Securities Act.

The use of proceeds of the Notes shall be used to pay down the issuers' short and long term debts.

Rio de Janeiro, July 12, 2006.

Maurício Perez Botelho

Investor Relations Director

Companhia Força e Luz Cataguazes Leopoldina

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Interim Financial Statements for the Quarter and Six-Month Period Ended June 30, 2006 and Independent Accountants' Review Report

Deloitte Touche Tohmatsu Auditores Independentes

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Shareholders and Management of
Companhia Força e Luz Cataguazes Leopoldina
Cataguases – MG

1. We have performed a special review of the accompanying interim financial statements of Companhia Força e Luz Cataguazes Leopoldina and subsidiaries (Company and Consolidated), consisting of the balance sheets as of June 30, 2006, and the related statements of income for the quarter and six-month period then ended and the performance report, all expressed in Brazilian reais and prepared in accordance with Brazilian accounting practices under the responsibility of the Company's management.

2. We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, which consisted principally of: (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas as to the criteria adopted in preparing the interim financial statements, and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company and its subsidiaries.

3. Based on our special review, we are not aware of any material modifications that should be made to the interim financial statements referred to in paragraph 1 for them to be in conformity with Brazilian accounting practices and standards established by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory interim financial statements.

4. On June 30, 2006, the Company has negative working capital of R$87,349 thousand (R$51,453 thousand as of March 31, 2006) and R$311.006 thousand (R$158,876 thousand as of March 31, 2006), Company and Consolidated, and current and long-term debts recorded under the captions "Debt charges", "Loans and financing" and "Debentures", in the amounts of R$368,190 thousand (R$347,338 thousand as of March 31, 2006) and R$1,742,293 thousand (R$1,260,880 thousand as of March 31, 2006), Company and Consolidated, which has contributed to adversely impact the results of operations of the Company and its subsidiaries in recent years. As discussed in note 1, as part of the debt rescheduling program, the Company's subsidiaries completed in July 2006 the issuance of note units in the international market in the amount of R$548,000 thousand, with a maturity of 7 years. The proceeds will be used by the Cataguazes Leopoldina companies to repay short-term large debts. Management believes that long-term financing at low interest rates, coupled with internal projections of positive results, will be sufficient to ensure adequate liquidity to maintain the operations of the Company and its subsidiaries, and gradually reduce the debt and financial charges thereon.

5. As mentioned in note 9, the jointly-owned subsidiary Usina Termelétrica de Juiz de Fora S.A. (UTEJF) has fuel gas credits recorded in assets in the amount of R$55,355 thousand (R$26,788 thousand as of March 31, 2006), which must be used in up to 7 years from the acquisition date. Management, based on internal projections, estimates that the Company will not utilize part of the gas credits before the maximum time limit and, therefore, recognized a provision for losses in the amount of R$5,221 thousand (R$2,611 thousand as of March 31, 2006). As of June 30, 2006, the realization of the remaining assets depends on the future confirmation of said internal projections, which forecast the generation of electricity at full capacity in the next years.

6. As discussed in note 13, the Company has receivables of R$10,535 thousand, net of provision for losses of R$4,000 thousand (R$10,679 thousand as of March 31, 2006) for advances for future capital increase granted to the subsidiary Teleserv S.A., which, due to the current level of its operations, has reported losses in the last years. The subsidiary implemented a new product to supplement its core business operations and Management, based on projections of success of this new product, believes that the subsidiary will achieve the necessary profitability to recover the net asset classified as advance for future capital increase by the Company.

7. As mentioned in note 24, the Company and its subsidiaries requested ANEEL (National Electric Power Agency) to extend the deadline for segregation of electric power generation and distribution activities and investments in companies to October 30, 2006. The deadline was originally set for March 24, 2006 by Resolution No. 313/05.

8. We have previously reviewed the Company and consolidated balance sheets as of March 31, 2006, presented for comparative purposes, and have issued an unqualified review report thereon, dated May 12, 2006, which contained emphasis-of-matter paragraphs regarding the matters mentioned in paragraphs 4, 5, 6 and 7 above.. We have also performed a special review of the Company and consolidated statements of income for the quarter and six-month period ended June 30, 2005, presented for comparative purposes, and issued an unqualified review report thereon, dated August 11, 2005, which contained emphasis-of-matter paragraphs regarding the matters mentioned in paragraphs 4, 5 and 6 above, lawsuits filed by certain non-controlling shareholders challenging the effects of the Extraordinary Shareholders' Meeting held on December 9, 2003 and the fact that ANEEL established a provisional tariff adjustment for the Company and its subsidiary Companhia de Eletricidade de Nova Friburgo – CENF and that the interim financial statements did not include any adjustments that might result from the definitive tariff adjustments.

9. The accompanying interim financial statements have been translated into English for the convenience of readers outside Brazil.

Rio de Janeiro, August 10, 2006

DELOITTE TOUCHE TOHMATSU
Auditores Independentes

Iara Pasian
Engagement Partner

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - FEDERAL CORPORATE TAXPAYERS' REGISTRATION NUMBER (CNPJ)
00327-1	CIA. FORÇA E LUZ CATAGUAZES-LEOPOLDINA	19.527.639/0001-58
4 – STATE REGISTRATION NUMBER (NIRE) 31300040992		

01.02 - HEAD OFFICE

1 - ADDRESS			2 – SUBURB OR DISTRICT	
Praça Rui Barbosa, 80			Centro	
3 - POSTAL CODE	4 – MUNICIPALITY			5 - STATE
36770-901	Cataguases			MG
6 - AREA CODE	7 - TELEPHONE	8 - TELEPHONE	9 - TELEPHONE	10 - TELEX
032	3429-6000	3429-6226	3429-6282	
11 - AREA CODE	12 – FAX	13 - FAX	14 – FAX	
032	3429-6317	3429-6480	-	
15 - E-MAIL				
stockinfo@cataguazes.com.br				

01.03 - INVESTOR RELATIONS OFFICER (Company Mail Address)

1 – NAME				
Maurício Perez Botelho				
2 - COMPLETE ADDRESS (Street, number, etc.)			3 – SUBURB OR DISTRICT	
Praça Rui Barbosa, 80			Centro	
4 - POSTAL CODE	5 – MUNICIPALITY			6 - STATE
36770-901	Cataguases			MG
7 - AREA CODE	8 - TELEPHONE	9 - TELEPHONE	10 - TELEPHONE	11 - TELEX
032	3429-6282	3429-6226	3429-6000	
12 - AREA CODE	13 – FAX	14 - FAX	15 – FAX	
032	3429-6480	3429-6317	-	
15 - E-MAIL				
mbotelho@cataguazes.com.br				

01.04 - GENERAL INFORMATION/INDEPENDENT ACCOUNTANT

CURRENT YEAR		CURRENT QUARTER			PRIOR QUARTER		
1 - BEGINNING	2 - END	3 - QUARTER	4 - BEGINNING	5 - END	6 - QUARTER	7 - BEGINNING	8 - END
01/01/2006	12/31/2006	2	04/01/2006	06/30/2006	1	01/01/2006	03/31/2006

9 - INDEPENDENT ACCOUNTANT	10 - CVM CODE
Deloitte Touche Tohmatsu Auditores Independentes	00385-9
11 - PARTNER RESPONSIBLE	12 - INDIVIDUAL TAXPAYERS' REGISTRATION NUMBER OF THE PARTNER REPONSIBLE
Iara Pasian	011.207.508-81

01.05 – CAPITAL COMPOSITION

1 - NUMBER OF SHARES (THOUSAND)	2 - CURRENT QUARTER 06/30/2006	3 - PRIOR QUARTER 03/31/2006	4 - SAME QUARTER IN PRIOR YEAR 06/30/2005
PAID-UP CAPITAL			
COMMON	51,218,232	51,218,232	51,218,232
PREFERRED	82,645,663	82,645,663	82,645,663
TOTAL	133,863,895	133,863,895	133,863,895
TREASURY SHARES			
COMMON	173,697	173,697	173,697
PREFERRED	2,608,274	2,608,274	2,608,274
TOTAL	2,781,971	2,781,971	2,781,971

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - FEDERAL CORPORATE TAXPAYERS' REGISTRATION NUMBER (CNPJ)
00327-1	CIA. FORÇA E LUZ CATAGUAZES-LEOPOLDINA	19.527.639/0001-58

01.06 - CHARACTERISTICS OF THE COMPANY

1 - TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES
2 – SITUATION OPERATING
3 - NATURE OF OWNERSHIP PRIVATE NATIONAL
4 - ACTIVITY CODE 112 – Electric energy services
5 - MAIN ACTIVITY Electricity distribution
6 - TYPE OF CONSOLIDATION FULL CONSOLIDATION
7 - TYPE OF REPORT OF INDEPENDENT ACCOUNTANTS UNQUALIFIED

01.07 - COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ	3 - NAME

01.08 - DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - APPROVAL	4 - INCOME	5 - BEGINNING OF THE PAYMENT	6 - TYPE OF SHARE	7 - INCOME PER SHARE
01	Annual Shareholders ' Meeting	04/28/2006	Dividend	05/31/2006	Class A registered preferred	0.0002092000
02	Annual Shareholders ' Meeting	04/28/2006	Dividend	05/31/2006	Class B registered preferred	0.0001255000

01.09 – SUBSCRIBED CAPITAL AND ALTERATIONS IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF ALTERATION	3 - CAPITAL (R$ thousand)	4 - AMOUNT OF THE ALTERATION (R$ thousand)	5 - NATURE OF ALTERATION	6 - NUMBER OF SHARES ISSUED (R$ thousand)	7 - SHARE PRICE ON ISSUE DATE (R$)
01	04/07/2006	379,602	99,626	Private subscription in cash	43,695,520	0.0022800000

01.10 - INVESTOR RELATIONS OFFICER

1 - DATE	2 – SIGNATURE
08/14/2006	

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - FEDERAL CORPORATE TAXPAYERS' REGISTRATION NUMBER (CNPJ)
00327-1	CIA. FORÇA E LUZ CATAGUAZES-LEOPOLDINA	19.527.639/0001-58

02.01 - BALANCE SHEETS - ASSETS (In thousands of Brazilian reais – R$)

1 – CODE	2 – DESCRIPTION	3 - 06/30/06	4 - 03/31/06
1	TOTAL ASSETS	1,131,108	1,045,093
1.01	CURRENT ASSETS	215,387	170,968
1.01.01	CASH AND CASH EQUIVALENTS	6,570	32,050
1.01.01.01	CASH AND BANKS	3,464	28,255
1.01.01.02	TEMPORARY CASH INVESTMENTS	3,106	3,795
1.01.02	RECEIVABLES	42,119	45,202
1.01.02.01	CONSUMERS AND CONCESSIONAIRES	58,264	59,421
1.01.02.02	NOTES RECEIVABLE	3,584	3,508
1.01.02.03	(-) ALLOWANCE FOR DOUBTFUL ACCOUNTS	(19,729)	(17,727)
1.01.03	INVENTORIES	341	325
1.01.04	OTHER	166,357	93,391
1.01.04.01	RECOVERABLE TAXES	11,347	9,513
1.01.04.02	PREPAID EXPENSES	35,435	37,285
1.01.04.03	LOW-INCOME CONSUMERS	3,700	2,357
1.01.04.04	SUNDRY RECEIVABLES	9,409	19,469
1.01.04.06	RESTRICTED FUNDS	106,466	24,767
1.02	LONG-TERM ASSETS	161,782	160,315
1.02.01	SUNDRY RECEIVABLES	16,449	17,154
1.02.01.01	CONSUMERS AND CONCESSIONAIRES	9,182	9,610
1.02.01.02	NOTES RECEIVABLE	7,267	7,544
1.02.02	SUBSIDIARIES AND RELATED PARTIES	82,771	80,594
1.02.02.01	AFFILIATED COMPANIES	-	-
1.02.02.02	SUBSIDIARIES	82,771	80,594
1.02.02.03	OTHER RELATED PARTIES	-	-
1.02.03	OTHER	62,562	62,567
1.02.03.01	ESCROW DEPOSITS	509	500
1.02.03.02	DEFERRED INCOME TAXES	39,847	39,847
1.02.03.03	RECOVERABLE TAXES	4,758	4,280
1.02.03.05	PREPAID EXPENSES	17,275	17,109
1.02.03.07	OTHER	173	831
1.03	PERMANENT ASSETS	753,939	713,810
1.03.01	INVESTMENTS	568,306	526,207
1.03.01.01	IN AFFILIATED COMPANIES	9,979	9,979
1.03.01.01.01	CIA. INDUSTRIAL CATAGUASES	9,979	9,979
1.03.01.02	IN SUBSIDIARIES	557,917	515,987
1.03.01.02.01	ENERGISA S/A	448,606	407,602
1.03.01.02.02	MULTIPAR S/A	10,746	2,048
1.03.01.02.03	MULTIAGRO LTDA	272	308
1.03.01.02.04	CIA. DE ELETRICIDADE DE NOVA FRIBURGO	25,824	24,660
1.03.01.02.05	GOODWILL ON ACQUISITION OF CENF	31,794	32,145
1.03.01.02.06	NEGATIVE GOODWILL ON ACQUISITION OF ENERGISA	(9,322)	0
1.03.01.02.07	CAT-LEO CONSTRUÇÕES, IND E SERVIÇOS	49,883	49,084
1.03.01.02.10	CATAGUAZES SERVIÇOS AÉREOS	114	140
1.03.01.03	OTHER INVESTMENTS	410	241
1.03.01.03.01	OTHER	410	241
1.03.02	PROPERTY, PLANT AND EQUIPMENT	183,127	185,009
1.03.02.01	HYDROELECTRIC GENERATION	68,787	68,787
1.03.02.02	TRANSMISSION SYSTEM ASSOCIATED WITH GENERATION	3,413	3,413
1.03.02.03	DISTRIBUTION – LINES, NETWORKS AND SUBSTATIONS	312,303	303,741
1.03.02.04	DISTRIBUTION – SALES	3,854	3,854
1.03.02.05	ADMINISTRATION	25,932	25,905
1.03.02.07	PROPERTY, PLANT AND EQUIPMENT IN PROGRESS	23,490	24,409

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - FEDERAL CORPORATE TAXPAYERS' REGISTRATION NUMBER (CNPJ)
00327-1	CIA. FORÇA E LUZ CATAGUAZES-LEOPOLDINA	19.527.639/0001-58

02.01 - BALANCE SHEETS - ASSETS (In thousands of Brazilian reais – R$)

1 – CODE	2 – DESCRIPTION	3 - 06/30/06	4 - 03/31/06
1.03.02.08	(-) ACCUMULATED DEPRECIATION	(159,327)	(155,132)
1.03.02.09	(-) SPECIAL LIABILITIES	(95,325)	(89,968)
1.03.03	DEFERRED CHARGES	2,506	2,594
1.03.03.01	SOFTWARE ACQUISITION COST	4,369	4,269
1.03.03.02	(-) ACCUMULATED AMORTIZATION	(1,863)	(1,675)

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - FEDERAL CORPORATE TAXPAYERS' REGISTRATION NUMBER (CNPJ)
00327-1	CIA. FORÇA E LUZ CATAGUAZES-LEOPOLDINA	19.527.639/0001-58

02.02 - BALANCE SHEETS - LIABILITIES AND SHAREHOLDERS' EQUITY (In thousands of Brazilian reais – R$)

1 – CODE	2 – DESCRIPTION	3 - 06/30/2006	4 - 03/31/2006
2	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	1,131,108	1,045,093
2.01	CURRENT LIABILITIES	302,736	222,421
2.01.01	LOANS AND FINANCING	223,526	108,019
2.01.02	DEBENTURES	27,760	40,253
2.01.03	SUPPLIERS	19,896	20,499
2.01.04	TAXES PAYABLE	15,564	15,641
2.01.04.01	ICMS (STATE VAT)	9,814	10,298
2.01.04.02	PAYROLL CHARGES	679	538
2.01.04.03	IRRF (WITHHOLDING INCOME TAX)	1,208	596
2.01.04.04	PIS AND COFINS	1,540	1,941
2.01.04.05	TAXES IN INSTALLMENTS	1,982	2,020
2.01.04.06	OTHER	341	248
2.01.05	DIVIDENDS PAYABLE	82	5,349
2.01.06	ACCRUED LIABILITIES	2,772	2,378
2.01.06.01	ACCRUED VACATION AND 13TH SALARY	2,772	2,378
2.01.07	PARENT COMPANY SUBSIDIARIES AND RELATED PARTIES	0	0
2.01.08	OTHER	13,136	30,282
2.01.08.01	PAYROLL	20	-
2.01.08.02	PROFIT SHARING PAYABLE	847	2,499
2.01.08.03	CONSUMER CHARGES	1,721	2,317
2.01.08.05	DEBT CHARGES	2,056	2,810
2.01.08.07	SUNDRY ADVANCES	-	13,974
2.01.08.08	OTHER	8,492	8,682
2.02	LONG-TERM LIABILITIES	395,293	495,590
2.02.01	LOANS AND FINANCING	89,774	168,707
2.02.01.01	FINANCIAL INSTITUTIONS	89,774	168,707
2.02.02	DEBENTURES	25,074	27,549
2.02.03	PROVISIONS	-	-
2.02.04	PARENT COMPANY SUBSIDIARIES AND RELATED PARTIES	255,834	273,850
2.02.05	OTHER	24,611	25,484
2.02.05.02	TAXES IN INSTALLMENTS	9,708	10,397
2.02.05.03	PROVISION FOR CONTINGENCIES	4,050	4,242
2.02.05.04	SUPPLIERS	7,177	7,177
2.02.05.05	OTHER	3,676	3,668
2.03	DEFERRED INCOME	-	-
2.05	SHAREHOLDERS' EQUITY	433,079	327,082
2.05.01	CAPITAL	379,602	279,977
2.05.01.01	COMMON SHARES	206,748	107,123
2.05.01.02	CLASS A PREFERRED SHARES	172,324	172,324
2.05.01.03	CLASS B PREFERRED SHARES	530	530
2.05.02	CAPITAL RESERVES	27,698	27,698
2.05.02.01	MONETARY RESTATEMENT OF CAPITAL	9,837	9,837
2.05.02.02	GOODWILL ON ACQUISITION OF SHARES	6,057	6,057
2.05.02.03	SPECIAL MONETARY RESTATEMENT	1,144	1,144
2.05.02.04	INTEREST ON PROPERTY, PLANT AND EQUIPMENT IN PROGRESS	6,386	6,386
2.05.02.05	RESERVE FOR INVESTMENT GRANTS	9,927	9,927
2.05.02.06	TREASURY STOCK	(5,653)	(5,653)
2.05.03	REVALUATION RESERVES	0	0
2.05.03.01	OWN ASSETS	0	0
2.05.03.02	SUBSIDIARIES/AFFILIATED COMPANIES	0	0
2.05.04	PROFIT RESERVES	21,227	21,227
2.05.04.01	LEGAL	1,927	1,927
2.05.04.02	STATUTORY	-	-
2.05.04.03	FOR CONTINGENCIES	-	-
2.05.04.04	UNREALIZED PROFIT	-	-
2.05.04.05	PROFIT RETENTION	19,300	19,300
2.05.04.06	SPECIAL RESERVE FOR UNPAID DIVIDENDS	-	-
2.05.04.07	OTHER PROFIT RESERVES	-	-
2.05.05	RETAINED EARNINGS/ACCUMULATED DEFICIT	4,552	(1,820)

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - FEDERAL CORPORATE TAXPAYERS' REGISTRATION NUMBER (CNPJ)
00327-1	CIA. FORÇA E LUZ CATAGUAZES-LEOPOLDINA	19.527.639/0001-58

03.01 - STATEMENTS OF OPERATIONS (In thousands of Brazilian reais – R$, except per share data)

1 - CODE	2 – DESCRIPTION	3 - FROM 04/01/2006 TO 06/30/2006	4 - FROM 01/01/2006 TO 06/30/2006	5 – FROM 04/01/2005 TO 06/30/2005	6 - FROM 01/01/2005 TO 06/30/2005
3.01	GROSS REVENUE FROM SALES AND/OR SERVICES	100,206	204,146	102,116	193,730
3.01.01	ELECTRICITY SALES TO FINAL CONSUMERS	84,925	174,102	81,565	163,107
3.01.02	ELECTRICITY SALES TO DISTRIBUTORS	2,156	4,001	13,006	14,114
3.01.03	ELECTRICITY NETWORK USAGE CHARGES	5,612	10,646	4,207	9,923
3.01.04	REVISÃO TARIFARIA PERIODICA	3,592	7,564	-	-
3.01.05	OTHER	3,921	7,833	3,338	6,586
3.02	DEDUCTIONS	(29,784)	(60,337)	(25,873)	(52,565)
3.02.01	ICMS (STATE VAT)	(19,322)	(38,929)	(17,125)	(36,153)
3.02.02	PIS (TAX ON REVENUE)	(1,631)	(3,328)	(1,102)	(2,553)
3.02.03	COFINS (TAX REVENUE)	(7,783)	(16,013)	(6,595)	(11,769)
3.02.04	GLOBAL RESERVE FOR REVERSION QUOTA (RGR)	(961)	(1,900)	(921)	(1,834)
3.02.05	ISS (SERVICE TAX)	(87)	(167)	(130)	(256)
3.03	NET REVENUE FROM SALES AND/OR SERVICES	70,422	143,809	76,243	141,165
3.04	COST OF SALES AND/OR SERVICES	(45,702)	(90,603)	(54,086)	(94,589)
3.04.01	ELECTRICITY PURCHASED FOR RESALE	(25,212)	(47,933)	(37,448)	(60,619)
3.04.02	ELECTRIC POWER TRANSMISSION	(5,580)	(12,385)	(4,779)	(9,589)
3.04.03	PERSONNEL AND MANAGEMENT	(3,388)	(6,406)	(2,548)	(5,519)
3.04.04	PENSION PLAN	-	-	(17)	(53)
3.04.05	MATERIAL	(482)	(956)	(381)	(1,048)
3.04.06	OUTSIDE SERVICES	(434)	(765)	(355)	(767)
3.04.07	FUEL USAGE QUOTA (CCC)	(3,330)	(7,052)	(2,174)	(4,379)
3.04.08	POWER DEVELOPMENT ACCOUNT (CDE)	(2,430)	(4,986)	(1,749)	(3,534)
3.04.09	DEPRECIATION AND AMORTIZATION	(3,825)	(7,562)	(3,398)	(6,824)
3.04.10	PROVISION FOR CONTINGENCIES	192	85	(210)	(127)
3.04.11	OTHER EXPENSES	(1,012)	(2,173)	(469)	(1,202)
3.04.12	COST OF SERVICES PROVIDED TO THIRD PARTIES	(201)	(470)	(558)	(928)
3.05	GROSS PROFIT	24,720	53,206	22,157	46,576
3.06	OPERATING INCOME/(EXPENSES)	(18,482)	(48,921)	(18,120)	(50,766)
3.06.01	SELLING EXPENSES	(2,822)	(5,367)	(4,565)	(6,571)
3.06.01.01	PERSONNEL AND MANAGEMENT	(830)	(1,548)	(1,177)	(1,402)
3.06.01.02	PENSION PLAN	(1)	(1)	(1)	(3)
3.06.01.03	MATERIAL	(104)	(238)	(346)	(346)
3.06.01.04	OUTSIDE SERVICES	(456)	(895)	(597)	(943)
3.06.01.05	DEPRECIATION AND AMORTIZATION	(31)	(63)	(66)	(66)
3.06.01.06	ALLOWANCE FOR DOUBTFUL ACCOUNTS	(1,955)	(3,147)	(2,241)	(3,674)
3.06.01.10	OTHER EXPENSES	555	525	(137)	(137)
3.06.02	GENERAL AND ADMINISTRATIVE EXPENSES	(9,361)	(16,954)	(9,350)	(21,151)
3.06.02.01	PERSONNEL AND MANAGEMENT	(3,419)	(5,937)	(2,723)	(5,638)
3.06.02.02	PENSION PLAN	(1)	(24)	(16)	(51)
3.06.02.03	MATERIAL	(254)	(624)	(299)	(677)
3.06.02.04	OUTSIDE SERVICES	(3,974)	(6,904)	(4,681)	(11,424)
3.06.02.05	DEPRECIATION AND AMORTIZATION	(556)	(1,115)	(661)	(1,322)
3.06.02.10	OTHER EXPENSES	(1,157)	(2,350)	(970)	(2,039)

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - FEDERAL CORPORATE TAXPAYERS' REGISTRATION NUMBER (CNPJ)
00327-1	CIA. FORÇA E LUZ CATAGUAZES-LEOPOLDINA	19.527.639/0001-58

03.01 - STATEMENTS OF OPERATIONS (In thousands of Brazilian reais – R$, except per share data)

3.06.03	FINANCIAL	(22,851)	(52,159)	(29,349)	(59,521)
3.06.03.01	FINANCIAL INCOME	6,234	10,739	3,940	6,572
3.06.03.02	FINANCIAL EXPENSES	(29,085)	(62,898)	(33,289)	(66,093)
3.06.04	OTHER OPERATING INCOME	0	0	0	0
3.06.05	OTHER OPERATING EXPENSES	(351)	(703)	(300)	(600)
3.06.05.01	GOODWILL AMORTIZATION	(351)	(703)	(300)	(600)
3.06.06	EQUITY IN SUBSIDIARIES	16,903	26,262	25,444	37,077
3.07	INCOME FROM OPERATIONS	6,238	4,285	4,037	(4,190)
3.08	NONOPERATING INCOME (EXPENSES)	134	267	36.779	37.060
3.08.01	INCOME	256	436	176.128	176.446
3.08.02	EXPENSES	(122)	(169)	(139.349)	(139.386)
3.09	INCOME BEFORE TAXES AND PROFIT SHARING	6,372	4,552	40,816	32,870
3.10	PROVISION FOR INCOME AND SOCIAL CONTRIBUTION TAXES	-	-	(276)	(276)
3.11	DEFERRED INCOME TAX	0	0	0	0
3.12	STATUTORY PROFIT SHARING/ CONTRIBUTIONS	0	0	0	0
3.12.01	PROFIT SHARING	0	0	0	0
3.12.01.01	MANAGEMENT	0	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON OWN CAPITAL	0	0	0	0
3.15	NET INCOME (LOSS)	6,372	4,552	40,540	32,594
	NUMBER OF SHARES, EX-TREASURY (THOUSAND)	174,777,444	174,777,444	131,081,924	131,081,924
	INCOME PER SHARE (IN BRAZILIAN REAIS)	0.00004	0.00003	0.00031	0.00025
	LOSS PER SHARE (IN BRAZILIAN REAIS)				

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - FEDERAL CORPORATE TAXPAYERS' REGISTRATION NUMBER (CNPJ)
00327-1	CIA. FORÇA E LUZ CATAGUAZES-LEOPOLDINA	19.527.639/0001-58

06.01 - CONSOLIDATED BALANCE SHEETS - ASSETS (In thousands of Brazilian reais – R$)

1 – CODE	2 – DESCRIPTION	3 - 06/30/2006	4 - 03/31/2006
1	TOTAL ASSETS	2,823,289	2,987,762
1.01	CURRENT ASSETS	811,166	750,542
1.01.01	CASH AND CASH EQUIVALENTS	70,085	104,344
1.01.01.01	CASH AND BANKS	60,275	94,636
1.01.01.03	TEMPORARY CASH INVESTMENTS	9,810	9,708
1.01.02	RECEIVABLES	312,566	287,803
1.01.02.01	CONSUMERS AND CONCESSIONAIRES	321,641	302,272
1.01.02.02	NOTES RECEIVABLE	57,796	44,506
1.01.02.03	ALLOWANCE FOR DOUBTFUL ACCOUNTS	(66,871)	(58,975)
1.01.03	INVENTORIES	2,440	2,204
1.01.03.01	STOREROOM SUPPLIES AND OTHER	2,440	2,204
1.01.04	OTHER	426,075	356,191
1.01.04.01	RECOVERABLE TAXES	67,237	58,443
1.01.04.02	LOW INCOME CONSUMERS	21,738	15,584
1.01.04.03	PREPAID EXPENSES	98,707	100,273
1.01.04.04	SUNDRY RECEIVABLES	23,569	33,358
1.01.04.05	RESTRICTED FUNDS	138,959	79,037
1.01.04.06	TAX CREDITS	27,172	19,382
1.01.04.09	EXTRAORDINARY TARIFF RECOVERY	48,693	50,114
1.02	LONG-TERM ASSETS	539,172	495,594
1.02.01	SUNDRY RECEIVABLES	116,382	120,267
1.02.01.01	CONSUMERS AND CONCESSIONAIRES	30,704	31,068
1.02.01.02	NOTES RECEIVABLE	85,678	89.199
1.02.01.03	RENEGOTIATED RECEIVABLES	-	-
1.02.02	SUBSIDIARIES AND RELATED PARTIES	0	0
1.02.02.01	AFFILIATED COMPANIES	0	0
1.02.02.02	SUBSIDIARIES	0	0
1.02.02.03	OTHER RELATED PARTIES	0	0
1.02.03	OTHER	422,790	375,327
1.02.03.01	ESCROW DEPOSITS	132,485	72,057
1.02.03.02	TAX CREDITS	150,560	154,726
1.02.03.03	RECOVERABLE TAXES	35,189	30,379
1.02.03.08	EXTRAORDINARY TARIFF RECOVERY	18,195	28,665
1.02.03.09	PREPAID EXPENSES	38,969	38,358
1.02.03.10	RECEIVABLES – FUEL GAS	50,134	24,177
1.02.03.11	(-) PROVISION	(4,000)	(4,000)
1.02.03.12	OTHER	1,258	30,695
1.03	PERMANENT ASSETS	1,472,951	1,741,626
1.03.01	INVESTMENTS	10,659	10,177
1.03.01.01	IN AFFILIATED COMPANIES	9,979	9,979
1.03.01.01.01	CIA. INDUSTRIAL CATAGUASES	9,979	9.979
1.03.01.02	IN SUBSIDIARIES	(379)	(421)
1.03.01.02.01	(-) PROVISION FOR LOSS ON INVESTMENTS IN SUBSIDIARIES	(379)	(421)
1.03.01.03	OTHER INVESTMENTS	1,059	619
1.03.01.03.01	SHARES	1,059	619
1.03.02	PROPERTY, PLANT AND EQUIPMENT	1,447,489	1,716,877
1.03.02.01	HYDROELECTRIC/THERMAL GENERATION	227,676	168,613
1.03.02.02	TRANSMISSION SYSTEM ASSOCIATED WITH PRODUCTION	7,166	7,723
1.03.02.03	DISTRIBUTION – LINES, NETWORKS AND SUBSTATIONS	1,252,634	1,209,670
1.03.02.04	DISTRIBUTION – SALES	13,275	16,116
1.03.02.05	ADMINISTRATION	87,315	85,216
1.03.02.06	PROPERTY, PLANT AND EQUIPMENT IN SERVICE	175,807	153,788
1.03.02.07	(-) ACCUMULATED DEPRECIATION	(566,713)	(538,564)
1.03.02.08	GOODWILL FROM MERGED COMPANY	538,012	538,012
1.03.02.09	GOODWILL AMORTIZATION	(96,293)	(92,471)
1.03.02.10	GOODWILL FROM INVESTEES	103,094	415,338

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - FEDERAL CORPORATE TAXPAYERS' REGISTRATION NUMBER (CNPJ)
00327-1	CIA. FORÇA E LUZ CATAGUAZES-LEOPOLDINA	19.527.639/0001-58

06.01 - CONSOLIDATED BALANCE SHEETS - ASSETS (In thousands of Brazilian reais – R$)

1 – CODE	2 – DESCRIPTION	3 - 06/30/2006	4 - 03/31/2006
1.03.02.11	(-) VALUATION ALLOWANCE	(294,484)	(246,564)
1.03.03	DEFERRED CHARGES	14,803	14,572
1.03.03.02	SOFTWARE ACQUISITION COST	23,875	22,429
1.03.03.03	ACCUMULATED AMORTIZATION	(9,072)	(7.857)

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - FEDERAL CORPORATE TAXPAYERS' REGISTRATION NUMBER (CNPJ)
00327-1	CIA. FORÇA E LUZ CATAGUAZES-LEOPOLDINA	19.527.639/0001-58

06.02 - CONSOLIDATED BALANCE SHEETS – LIABILITIES AND SHAREHOLDERS' EQUITY (In thousands of Brazilian reais – R$)

1 – CODE	2 – DESCRIPTION	3 - 06/30/2006	4 - 03/31/2006
2	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	2,823,289	2,987,762
2.01	CURRENT LIABILITIES	1,122,172	909,418
2.01.01	LOANS AND FINANCING	723,043	504,493
2.01.02	DEBENTURES	27,760	40,253
2.01.03	SUPPLIERS	158,869	139,693
2.01.04	TAXES PAYABLE	100,344	88,730
2.01.04.01	ICMS (STATE VAT)	37,098	36,784
2.01.04.02	PAYROLL CHARGES PAYABLE	2,902	2,591
2.01.04.03	IRPJ AND CSSL	19,712	14,004
2.01.04.04	PIS AND COFINS	18,212	18,291
2.01.04.05	IRRF (WITHHOLDING INCOME TAX)	2,950	1,838
2.01.04.06	TAXES IN INSTALLMENTS	17,010	13,343
2.01.04.07	OTHER	2,460	1,879
2.01.05	DIVIDENDS PAYABLE	2,795	18,395
2.01.06	ACCRUED LIABILITIES	-	-
2.01.07	PARENT COMPANY SUBSIDIARIES AND RELATED PARTIES	-	-
2.01.08	OTHER	109,361	117,854
2.01.08.01	PAYROLL	1,236	1,007
2.01.08.03	CONSUMER CHARGES	9,922	13,347
2.01.08.05	DEBT CHARGES	5,360	6,242
2.01.08.06	PUBLIC LIGHTING FEE	3,994	4,581
2.01.08.07	PROVISION FOR ACTUARIAL DEFICIT	10,391	10,391
2.01.08.08	ACCRUED LIABILITIES	13,727	12,044
2.01.08.10	LOW-INCOME CONSUMERS	-	13,974
2.01.08.11	OTHER	64,731	56,268
2.02	LONG-TERM LIABILITIES	1,228,649	1,015,189
2.02.01	LOANS AND FINANCING	961,056	682,341
2.02.01.01	FINANCIAL INSTITUTIONS	961,056	682,341
2.02.02	DEBENTURES	25,074	27,550
2.02.03	PROVISIONS	-	-
2.02.04	PARENT COMPANY SUBSIDIARIES AND RELATED PARTIES	108	51,380
2.02.04.01	FINANCING	108	51,380
2.02.05	OTHERS	242,411	253,918
2.02.05.01	SUPPLIERS	21,277	25,106
2.02.05.02	DEFERRED INCOME TAX	3,142	-
2.02.05.03	TAXES PAYABLE	6,260	10,254
2.02.05.04	TAXES IN INSTALLMENTS	51,655	59,500
2.02.05.05	PROVISION FOR ACTUARIAL DEFICIT	52,321	51,147
2.02.05.06	PROVISION FOR CONTINGENCIES	104,799	105,289
2.02.05.07	OTHER	2,957	2,622
2.03	DEFERRED INCOME	317	219
2.04	MINORITY INTEREST	71,142	768,202
2.05	SHAREHOLDERS' EQUITY	401,009	294,734
2.05.01	CAPITAL	379,602	279,977
2.05.01.01	COMMON SHARES	206,748	107.123

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - FEDERAL CORPORATE TAXPAYERS' REGISTRATION NUMBER (CNPJ)
00327-1	CIA. FORÇA E LUZ CATAGUAZES-LEOPOLDINA	19.527.639/0001-58

06.02 - CONSOLIDATED BALANCE SHEETS – LIABILITIES AND SHAREHOLDERS' EQUITY (In thousands of Brazilian reais – R$)

2.05.01.02	CLASS A PREFERRED SHARES	172,324	172,324
2.05.01.03	CLASS B PREFERRED SHARES	530	530
2.05.02	CAPITAL RESERVES	27,698	27,698
2.05.02.01	MONETARY RESTATEMENT OF CAPITAL	9,837	9,837
2.05.02.02	SHARE PREMIUM	6,057	6,057
2.05.02.03	SPECIAL MONETARY RESTATEMENT	1,144	1,144
2.05.02.04	INTEREST ON PROPERTY, PLANT AND EQUIPMENT IN PROGRESS	6,386	6,386
2.05.02.05	RESERVE FOR INVESTMENT GRANTS	9,927	9,927
2.05.02.06	TREASURY STOCK	(5,653)	(5,653)
2.05.03	REVALUATION RESERVES	0	0
2.05.03.01	OWN ASSETS	0	0
2.05.03.02	SUBSIDIARIES/AFFILIATED COMPANIES	0	0
2.05.04	PROFIT RESERVES	0	0
2.05.04.01	LEGAL	0	0
2.05.04.02	STATUTORY	0	0
2.05.04.03	FOR CONTINGENCIES	0	0
2.05.04.04	UNREALIZED PROFIT	0	0
2.05.04.05	PROFIT RETENTION	0	0
2.05.04.06	SPECIAL RESERVE FOR UNPAID DIVIDENDS	0	0
2.05.04.07	OTHER PROFIT RESERVES	0	0
2.05.05	RETAINED EARNINGS/ACCUMULATED DEFICIT	(6,291)	(12.941)

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - FEDERAL CORPORATE TAXPAYERS' REGISTRATION NUMBER (CNPJ)
00327-1	CIA. FORÇA E LUZ CATAGUAZES-LEOPOLDINA	19.527.639/0001-58

07.01 - CONSOLIDATED STATEMENTS OF OPERATIONS (In thousands of Brazilian Reais, except for income (loss) per share)

1 – CODE	2 - DESCRIPTION	3 - FROM 04/01/2006 TO 06/30/2006	4 - FROM 01/01/2006 TO 06/30/2006	5 – FROM 04/01/2005 TO 06/30/2005	6 – FROM 01/01/2005 TO 06/30/2005
3.01	GROSS REVENUE FROM SALES AND/OR SERVICES	561,546	1,109,899	466,766	912,408
3.01.01	ELECTRICITY SALES TO FINAL CONSUMERS	475,669	954,348	412,814	817,231
3.01.02	ELECTRICITY SALES TO DISTRIBUTORS	27,827	43,192	17,369	35,287
3.01.03	ELECTRICITY NETWORK USAGE CHARGES	31,906	62,476	19,283	36,028
3.01.04	PERIODIC TARIFF ADJUSTMENT	10,322	21,648	-	(7,715)
3.01.05	OTHER	15,822	28,235	17,300	31,577
3.02	DEDUCTIONS	(166,307)	(332,405)	(131,536)	(258,521)
3.02.01	ICMS (STATE VAT)	(108,496)	(214,953)	(90,860)	(180,635)
3.02.02	PIS (TAX ON REVENUE)	(9,118)	(18,144)	(7,731)	(15,017)
3.02.03	COFINS (TAX ON REVENUE)	(44,610)	(91,281)	(29,136)	(55,248)
3.02.04	GLOBAL RESERVE FOR REVERSION QUOTA (RGR)	(3,818)	(7,507)	(3,472)	(7,040)
3.02.05	ISS (SERVICE TAX)	(265)	(520)	(337)	(581)
3.03	NET REVENUE FROM SALES AND/OR SERVICES	395,239	777,494	335,230	653,887
3.04	COST OF SALES AND/OR SERVICES	(252,540)	(500,641)	(202,453)	(416,941)
3.04.01	ELECTRICITY PURCHASED FOR RESALE	(130,754)	(263,769)	(120,683)	(234,576)
3.04.02	ELECTRIC POWER TRANSMISSION	(40,955)	(80,436)	(20,982)	(46,434)
3.04.03	PERSONNEL AND MANAGEMENT	(17,599)	(35,112)	(16,213)	(31,071)
3.04.04	PENSION PLAN	(382)	(382)	119	(2,056)
3.04.05	MATERIAL	(2,894)	(4,600)	(2,144)	(5,797)
3.04.06	OUTSIDE SERVICES	(4,679)	(6,061)	(3,210)	(7,561)
3.04.07	FUEL USAGE QUOTA (CCC)	(22,309)	(45,760)	(15,450)	(29,817)
3.04.08	POWER DEVELOPMENT ACCOUNT (CDE)	(5,489)	(10,885)	(4,592)	(8,945)
3.04.09	DEPRECIATION AND AMORTIZATION	(16,570)	(31,873)	(12,927)	(27,935)
3.04.10	PROVISION FOR CONTINGENCIES	262	644	1,377	(303)
3.04.11	OTHER EXPENSES	(4,823)	(9,976)	(1,907)	(4,647)
3.04.12	COST OF SERVICES PROVIDED TO THIRD PARTIES	(6,348)	(12,431)	(5,841)	(17,799)
3.05	GROSS PROFIT	142,699	276,853	132,777	236,946
3.06	OPERATING INCOME/(EXPENSES)	(126,582)	(225,177)	(78,344)	(185,080)
3.06.01	SELLING EXPENSES	(15,552)	(31,757)	(15,011)	(21,663)
3.06.01.01	PERSONNEL AND MANAGEMENT	(2,867)	(7,515)	(6,018)	(6,242)
3.06.01.02	PENSION PLAN	(501)	(501)	(902)	(902)
3.06.01.03	MATERIAL	(344)	(1,672)	(1,676)	(1,676)
3.06.01.04	OUTSIDE SERVICES	(2,354)	(6,896)	(4,294)	(6,630)
3.06.01.05	DEPRECIATION AND AMORTIZATION	(157)	(317)	(457)	(457)
3.06.01.06	ALLOWANCE FOR DOUBTFUL ACCOUNTS	(9,189)	(14,155)	(703)	(4.795)
3.06.01.07	PROVISION FOR CONTIGENCIES	(114)	(163)	(71)	(71)
3.06.01.08	OTHER EXPENSES	(26)	(538)	(890)	(890)
3.06.02	GENERAL AND ADMINISTRATIVE EXPENSES	(33,191)	(61,466)	(19,491)	(52,078)

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - FEDERAL CORPORATE TAXPAYERS' REGISTRATION NUMBER (CNPJ)
00327-1	CIA. FORÇA E LUZ CATAGUAZES-LEOPOLDINA	19.527.639/0001-58

07.01 - CONSOLIDATED STATEMENTS OF OPERATIONS (In thousands of Brazilian Reais, except for income (loss) per share)

3.06.02.01	PERSONNEL AND MANAGEMENT	(11,603)	(19,491)	(12,575)	(21,867)
3.06.02.02	PENSION PLAN	(2,190)	(4,336)	(2,661)	(3,922)
3.06.02.03	MATERIAL	(773)	(1,666)	(480)	(1,050)
3.06.02.04	OUTSIDE SERVICES	(11,879)	(20,544)	(10,361)	(26,567)
3.06.02.05	DEPRECIATION AND AMORTIZATION	(2,218)	(4,430)	(2,042)	(4,061)
3.06.02.07	PROVISION FOR CONTINGENCIES	477	(821)	12,522	12,604
3.06.02.08	OTHER EXPENSES	(5,005)	(10,178)	(3,894)	(7,215)
3.06.03	FINANCIAL	(71,886)	(120,048)	(49,156)	(111,536)
3.06.03.01	FINANCIAL INCOME	5,672	41,772	43,108	76,875
3.06.03.02	FINANCIAL EXPENSES	(77,558)	(161,820)	(92,264)	(188,411)
3.06.04	OTHER OPERATING INCOME	0	0	0	0
3.06.05	OTHER OPERATING EXPENSES	(5,953)	(11,906)	(5,122)	(10,244)
3.06.05.01	GOODWILL AMORTIZATION	(5,953)	(11,906)	(5,122)	(10,244)
3.06.06	EQUITY IN SUBSIDIARIES	-	-	10,436	10,441
3.07	INCOME FROM OPERATIONS	16,117	51,676	54,433	51,866
3.08	NONOPERATING INCOME/ (EXPENSES)	803	339	35,560	36,469
3.08.01	INCOME	2,124	3,106	175,619	178,915
3.08.02	EXPENSES	(1,321)	(2,767)	(140,059)	(142,446)
3.09	INCOME BEFORE TAXES AND PROFIT SHARING	16,920	52,015	89,993	88,335
3.10	PROVISION FOR INCOME AND SOCIAL CONTRIBUTION TAXES	(12,894)	(24,746)	(12,821)	(7,038)
3.11	DEFERRED INCOME TAX	0	0	0	0
3.12	STATUTORY PROFIT SHARING/ CONTRIBUTIONS	0	0	0	0
3.12.01	PROFIT SHARING	0	0	0	0
3.12.01.01	MANAGEMENT	0	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON OWN CAPITAL	0	0	64	64
3.14	MINORITY INTEREST	2,624	(22,111)	(36,271)	(47,983)
3.15	NET INCOME (LOSS)	6,650	5,158	40,901	33,314
	NUMBER OF SHARES, EX-TREASURY (THOUSAND)	174,777,444	174,777,444	131,081,924	131,081,924
	INCOME PER SHARE (IN BRAZILIAN REAIS)	0.00004	0.00003	0.00031	0.00025
	LOSS PER SHARE (IN BRAZILIAN REAIS)				

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - FEDERAL CORPORATE TAXPAYERS' REGISTRATION NUMBER (CNPJ)
00327-1	CIA. FORÇA E LUZ CATAGUAZES-LEOPOLDINA	19.527.639/0001-58

08.01 – COMMENTS ON CONSOLIDATED PERFORMANCE IN THE QUARTER

See Comments on Company's Performance, item 05.01.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - FEDERAL CORPORATE TAXPAYERS' REGISTRATION NUMBER (CNPJ)
00327-1	CIA. FORÇA E LUZ CATAGUAZES-LEOPOLDINA	19.527.639/0001-58

09.01 – INVESTMENTS IN SUBSIDIARIES AND/OR AFFILIATES

1- ITEM	2- NAME OF SUBSIDIARY/ AFFILIATE	3- FEDERAL CORPORATE TAXPAYERS' REGISTRATION NUMBER (CNPJ)	4- CLASSIFICATION	5- EQUITY INTEREST IN INVESTEE - %	6- INVESTOR'S SHAREHOLDERS' EQUITY - %
7- TYPE OF COMPANY		8- NUMBER OF SHARES HELD IN THE CURRENT QUARTER (THOUSAND)		9- NUMBER OF SHARES HELD IN THE PRIOR QUARTER (THOUSAND)	
01	CIA. DE ELETRICIDADE DE NOVA FRIBURGO	33.249.046/0001-06	PRIVATELY-HELD SUBSIDIARY	59.47	11.44
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES		57.509		57.509	
02	ENERGISA S/A	00.864.214/0001-06	PUBLICLY-TRADED SUBSIDIARY	54.38	99.99
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES		20.627		18.991	
03	CAT-LEO CONST, IND E SERV DE ENERGIA S/A	07.115.880/0001-90	PRIVATELY-HELD SUBSIDIARY	99.99	24.20
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES		45,889		45.889	

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - FEDERAL CORPORATE TAXPAYERS' REGISTRATION NUMBER (CNPJ)
00327-1	CIA. FORÇA E LUZ CATAGUAZES-LEOPOLDINA	19.527.639/0001-58

10.01 – CHARACTERISTICS OF THE PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1 – ITEM	04
2 – ORDER No.	04
3 – CVM REGISTRATION No.	SEP/GER/DCA-98/037
4 – DATE OF REGISTRATION WITH CVM	10/21/1998
5 – SERIES ISSUED	01
6 – TYPE OF ISSUE	CONVERTIBLE
7 – NATURE OF ISSUE	PUBLIC
8 – DATE OF ISSUE	12/08/1997
9 – MATURITY DATE	12/08/2007
10 – TYPE OF DEBENTURE	REAL
11 – YIELD	
12 – PREMIUM / DISCOUNT	
13 – FACE VALUE (REAIS)	30.81
14 – AMOUNT ISSUED (THOUSANDS OF REAIS)	20,444
15 – NUMBER OF DEBENTURES ISSUED (UNIT)	663,609
16 – OUTSTANDING DEBENTURES (UNIT)	663,609
17 – TREASURY DEBENTURE (UNIT)	0
18 – DEBENTURE REDEEMED (UNIT)	0
19 – DEBENTURE CONVERTED (UNIT)	0
20 – DEBENTURE TO BE PLACED (UNIT)	0
21 – DATE OF LAST RESET	
22 – DATE OF NEXT EVENT	12/08/2007

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - FEDERAL CORPORATE TAXPAYERS' REGISTRATION NUMBER (CNPJ)
00327-1	CIA. FORÇA E LUZ CATAGUAZES-LEOPOLDINA	19.527.639/0001-58

10.01 – CHARACTERISTICS OF THE PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1 – ITEM	05
2 – ORDER No.	04
3 – CVM REGISTRATION No.	SEP/GER/DCA-98/038
4 – DATE OF REGISTRATION WITH CVM	10/21/1998
5 – SERIES ISSUED	02
6 – TYPE OF ISSUE	CONVERSIBLE
7 – NATURE OF ISSUE	PUBLIC
8 – DATE OF ISSUE	12/08/1997
9 – MATURITY DATE	12/08/2007
10 – TYPE OF DEBENTURE	REAL
11 – YIELD	
12 – PREMIUM / DISCOUNT	
13 – FACE VALUE (REAIS)	30.33
14 – AMOUNT ISSUED (THOUSANDS OF REAIS)	32,389
15 – NUMBER OF DEBENTURES ISSUED (UNIT)	1,067,696
16 – OUTSTANDING DEBENTURES (UNIT)	1,067,696
17 – TREASURY DEBENTURE (UNIT)	0
18 – DEBENTURE REDEEMED (UNIT)	0
19 – DEBENTURE CONVERTED (UNIT)	0
20 – DEBENTURE TO BE PLACED (UNIT)	0
21 – DATE OF LAST RESET	
22 – DATE OF NEXT EVENT	12/08/2007

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - FEDERAL CORPORATE TAXPAYERS' REGISTRATION NUMBER (CNPJ)
00327-1	CIA. FORÇA E LUZ CATAGUAZES-LEOPOLDINA	19.527.639/0001-58

10.01 – CHARACTERISTICS OF THE PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1 – ITEM	06
2 – ORDER No.	06
3 – CVM REGISTRATION No.	CVM/SRE/DEB/2003/013
4 – DATE OF REGISTRATION WITH CVM	08/29/2003
5 – SERIES ISSUED	I
6 – TYPE OF ISSUE	SIMPLE
7 – NATURE OF ISSUE	PUBLIC
8 – DATE OF ISSUE	07/15/2003
9 – MATURITY DATE	07/15/2006
10 – TYPE OF DEBENTURE	FLOATING
11 – YIELD	
12 – PREMIUM / DISCOUNT	
13 – FACE VALUE (REAIS)	
14 – AMOUNT ISSUED (THOUSANDS OF REAIS)	0
15 – NUMBER OF DEBENTURES ISSUED (UNIT)	0
16 – OUTSTANDING DEBENTURES (UNIT)	0
17 – TREASURY DEBENTURE (UNIT)	0
18 – DEBENTURE REDEEMED (UNIT)	0
19 – DEBENTURE CONVERTED (UNIT)	0
20 – DEBENTURE TO BE PLACED (UNIT)	0
21 – DATE OF LAST RESET	
22 – DATE OF NEXT EVENT	

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - FEDERAL CORPORATE TAXPAYERS' REGISTRATION NUMBER (CNPJ)
00327-1	CIA. FORÇA E LUZ CATAGUAZES-LEOPOLDINA	19.527.639/0001-58

10.01 – CHARACTERISTICS OF THE PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1 – ITEM	07
2 – ORDER No.	06
3 – CVM REGISTRATION No.	CVM/SRE/DEB/2003/014
4 – DATE OF REGISTRATION WITH CVM	08/29/2003
5 – SERIES ISSUED	2
6 – TYPE OF ISSUE	SIMPLE
7 – NATURE OF ISSUE	PUBLIC
8 – DATE OF ISSUE	07/15/2003
9 – MATURITY DATE	01/15/2008
10 – TYPE OF DEBENTURE	FLOATING
11 – YIELD	
12 – PREMIUM / DISCOUNT	
13 – FACE VALUE (REAIS)	
14 – AMOUNT ISSUED (THOUSANDS OF REAIS)	0
15 – NUMBER OF DEBENTURES ISSUED (UNIT)	0
16 – OUTSTANDING DEBENTURES (UNIT)	0
17 – TREASURY DEBENTURE (UNIT)	0
18 – DEBENTURE REDEEMED (UNIT)	0
19 – DEBENTURE CONVERTED (UNIT)	0
20 – DEBENTURE TO BE PLACED (UNIT)	0
21 – DATE OF LAST RESET	
22 – DATE OF NEXT EVENT	

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - FEDERAL CORPORATE TAXPAYERS' REGISTRATION NUMBER (CNPJ)
00327-1	CIA. FORÇA E LUZ CATAGUAZES-LEOPOLDINA	19.527.639/0001-58

10.01 – CHARACTERISTICS OF THE PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1 – ITEM	07
2 – ORDER No.	06
3 – CVM REGISTRATION No.	CVM/SRE/DEB/2003/014
4 – DATE OF REGISTRATION WITH CVM	08/29/2003
5 – SERIES ISSUED	2
6 – TYPE OF ISSUE	SIMPLE
7 – NATURE OF ISSUE	PUBLIC
8 – DATE OF ISSUE	07/15/2003
9 – MATURITY DATE	01/15/2008
10 – TYPE OF DEBENTURE	FLOATING
11 – YIELD	CDI + 4.5% per year
12 – PREMIUM / DISCOUNT	
13 – FACE VALUE (REAIS)	709,541.60
14 – AMOUNT ISSUED (THOUSANDS OF REAIS)	14,191
15 – NUMBER OF DEBENTURES ISSUED (UNIT)	20
16 – OUTSTANDING DEBENTURES (UNIT)	20
17 – TREASURY DEBENTURE (UNIT)	0
18 – DEBENTURE REDEEMED (UNIT)	0
19 – DEBENTURE CONVERTED (UNIT)	0
20 – DEBENTURE TO BE PLACED (UNIT)	0
21 – DATE OF LAST RESET	
22 – DATE OF NEXT EVENT	01/15/2008

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - FEDERAL CORPORATE TAXPAYERS' REGISTRATION NUMBER (CNPJ)
00327-1	CIA. FORÇA E LUZ CATAGUAZES-LEOPOLDINA	19.527.639/0001-58

16.01 - OTHER INFORMATION CONSIDERED RELEVANT BY THE COMPANY

Following are the statements of operations of the indirect subsidiaries Empresa Energética de Sergipe S/A – Energipe, CELB – Companhia Energética da Borborema, and Saelpa – Sociedade Anônima de Eletrificação da Paraíba.

Statements of Operations
for the six-month periods ended June 30, 2006 and 2005
(In thousands of Brazilian reais - R$)

	ENERGIPE		CELB		SAELPA	
	06/30/06	03/31/06	06/30/06	06/30/06	06/30/06	06/30/06
GROSS OPERATING REVENUE						
Electricity sales to final consumers	266,089	235,844	66,513	55,169	390,615	313,397
Electricity sales to distributors	2,031	6,062	120	32	738	447
Electricity network usage charges	30,125	15,889	3,908	1,345	18,321	8,983
Periodic tariff revision	1,686	(7,715)	-	-	11,970	-
Other	2,671	2,278	442	535	3,747	3,570
	302,602	252,358	70,983	57,081	425,391	326,397
DEDUCTIONS						
ICMS (state VAT)	57,949	49,083	13,889	11,707	88,988	70,734
PIS (tax on revenue)	5,146	3,498	1,185	954	7,136	5,489
COFINS (tax on revenue)	25,912	16,150	5,999	3,583	36,677	20,758
ISS (service tax)	65	75	4	4	75	34
Global reserve for reversion quota (RGR)	2,090	1,878	257	216	2,884	2,724
	91,162	70,684	21,334	16,464	135,760	99,739
NET OPERATING REVENUE	211,440	181,674	49,649	40,617	289,631	226,658
COST OF ELECTRICITY SERVICE						
Cost of electricity	88,709	72,164	25,774	20,387	132,661	99,683
Electricity purchased for resale	65,426	62,656	20,451	17,709	105,895	81,904
Electric power transmission	23,283	9,508	5,323	2,678	26,766	17,779
Cost of operation	36,897	26,014	10,259	8,821	57,353	52,357
Personnel	8,216	6,569	2,786	2,502	13,697	14,018
Pension plan	664	1,183	-	-	405	820
Material	1,030	1,132	94	394	1,879	2,757
Outside services	637	672	546	713	7,264	7,816
Fuel usage quota (CCC)	13,650	7,803	3,943	2,644	19,275	13,700
Power development account (CDE)	2,584	1,457	826	461	1,083	2,365
Depreciation and amortization	7,943	6,866	1,429	1,175	10,138	9,263
Reserve for contingencies	(554)	(603)	-	642	-	10
Other expenses	2,727	935	635	290	3,612	1,608
Cost of services provided to third parties	639	756	14	251	185	1,112
	126,245	98,934	36,047	29,459	190,119	153,152
GROSS PROFIT	85,195	82,740	13,602	11,158	99,432	73,506

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - FEDERAL CORPORATE TAXPAYERS' REGISTRATION NUMBER (CNPJ)
00327-1	CIA. FORÇA E LUZ CATAGUAZES-LEOPOLDINA	19.527.639/0001-58

16.01 - OTHER INFORMATION CONSIDERED RELEVANT BY THE COMPANY

OPERATING EXPENSES						
Selling expenses	**9,568**	**8,997**	**1,773**	**564**	**12,902**	**4,202**
Personnel and management	3,009	2,491	314	278	2,017	1,557
Pension plan	252	449	-	-	500	450
Material	745	919	262	44	394	306
Outside services	2,046	2,441	607	325	2,899	2,455
Depreciation and amortization	65	65	20	130	161	189
Allowance for doubtful accounts	3,054	2,130	473	(316)	5,598	(934)
Reserve for contingencies	-	-	-	71	-	-
Other expenses	397	502	97	32	523	179
General and administrative expenses	**12,148**	**14,258**	**3,154**	**1,294**	**19,759**	**5,949**
Personnel and management	5,868	8,458	1,086	785	4,904	5,789
Pension plan	861	1,535	51	72	2,415	2,251
Material	354	112	62	6	400	159
Outside services	2,887	2,082	1,134	956	4,972	5,467
Depreciation and amortization	722	684	248	354	1,996	1,448
Reserve for contingencies	-	-	(299)	(1,284)	937	(11,768)
Other expenses	1,456	1,387	872	405	4,135	2,603
	21,716	**23,255**	**4,927**	**1,858**	**31,851**	**10,151**
GROSS PROFIT	**63,479**	**59,485**	**8,675**	**9,300**	**67,581**	**63,355**
Financial income	10,992	11,387	5,296	5,764	20,277	26,227
Financial expenses	(53,795)	(56,859)	(6,368)	(8,879)	(37,523)	(45,159)
Goodwill amortization	(7,644)	(6,526)	-	-	-	-
Equity in subsidiaries	24,569	20,919	-	-	-	-
OPERATING INCOME	**37,601**	**28,406**	**7,603**	**6,185**	**50,335**	**44,423**
NONOPERATING INCOME (EXPENSES)						
Nonoperating income	491	824	72	43	1,466	990
Nonoperating expenses	(41)	-	(106)	(5)	(1,369)	(173)
	450	**824**	**(34)**	**38**	**97**	**817**
INCOME BEFORE INCOME AND SOCIAL CONTRIBUTION TAXES	**38,051**	**29,230**	**7,569**	**6,223**	**50,432**	**45,240**
Income and social contribution taxes	(4,507)	10,154	(2,512)	(2,081)	(16,821)	(15,080)
NET INCOME	**33,544**	**39,684**	**5,057**	**4,142**	**33,611**	**30,160**

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - FEDERAL CORPORATE TAXPAYERS' REGISTRATION NUMBER (CNPJ)
00327-1	CIA. FORÇA E LUZ CATAGUAZES-LEOPOLDINA	19.527.639/0001-58

17.01 - UNQUALIFIED SPECIAL REVIEW REPORT

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - FEDERAL CORPORATE TAXPAYERS' REGISTRATION NUMBER (CNPJ)
00327-1	CIA. FORÇA E LUZ CATAGUAZES-LEOPOLDINA	19.527.639/0001-58

SUBSIDIARY/AFFILIATE

COMPANY NAME
CIA. DE ELETRICIDADE DE NOVA FRIBURGO

18.01 - STATEMENTS OF OPERATIONS OF SUBSIDIARIES/AFFILIATES (In thousands of Brazilian reais – R$, except per share data)

1 - CODE	2 – DESCRIPTION	3 - FROM 01/04/2006 TO 06/30/2006	4 - FROM 01/01/2006 TO 06/30/2006	5 - FROM 01/04/2005 TO 06/30/2005	6 - FROM 01/01/2005 TO 06/30/2005
3.01	GROSS REVENUE FROM SALES AND/OR SERVICES	29,892	59,530	26,237	51,278
3.01.01	ELECTRICITY SALES TO FINAL CONSUMERS	28,848	57,457	25,421	49,714
3.01.02	ELECTRICITY SALES TO DISTRIBUTORS	16	22	45	82
3.01.04	ELECTRICITY NETWORK USAGE CHARGES	396	777	237	477
3.01.05	OTHER	632	1,274	534	1,005
3.02	DEDUCTIONS	(10,694)	(21,247)	(8,515)	(16,787)
3.02.01	ICMS (STATE VAT)	(7,559)	(14,917)	(6,466)	(12,728)
3.02.02	PIS (TAX ON REVENUE)	(496)	(988)	(436)	(852)
3.02.03	COFINS (TAX ON REVENUE)	(2,460)	(4,987)	(1,429)	(2,839)
3.02.04	GLOBAL RESERVE FOR REVERSION QUOTA (RGR)	(179)	(355)	(184)	(368)
3.03	NET REVENUE FROM SALES AND/OR SERVICES	19,198	38,283	17,722	34,491
3.04	COST OF SALES AND/OR SERVICES	(12,847)	(25,078)	(13,722)	(23,945)
3.04.01	ELECTRICITY PURCHASED FOR RESALE	(2,209)	(4,901)	(6,484)	(10,343)
3.04.02	ELECTRIC POWER TRANSMISSION	(6,885)	(11,826)	(3,423)	(6,365)
3.04.03	PERSONNEL AND MANAGEMENT	(636)	(1,274)	(507)	(933)
3.04.05	MATERIAL	(119)	(222)	(197)	(321)
3.04.06	OUTSIDE SERVICES	(715)	(1,454)	(1,100)	(1,755)
3.04.07	FUEL USAGE QUOTA (CCC)	(523)	(1,840)	(645)	(1,290)
3.04.08	POWER DEVELOPMENT ACCOUNT (CDE)	(681)	(1,404)	(563)	(1,127)
3.04.09	DEPRECIATION AND AMORTIZATION	(718)	(1,423)	(684)	(1,353)
3.04.10	RESERVE FOR CONTINGENCIES	-	-	-	-
3.04.11	OTHER EXPENSES	(357)	(686)	(67)	(333)
3.04.12	COST OF SERVICES PROVIDED TO THIRD PARTIES	(4)	(48)	(52)	(125)
3.05	GROSS PROFIT	6,351	13,205	4,000	10,546
3.06	OPERATING INCOME (EXPENSES)	(3,375)	(7,473)	(2,054)	(3,849)
3.06.01	SELLING EXPENSES	(740)	(2,939)	(625)	(1,327)
3.06.01.01	PERSONNEL AND MANAGEMENT	(259)	(627)	(257)	(513)
3.06.01.03	MATERIAL	(17)	(33)	(31)	(61)
3.06.01.04	OUTSIDE SERVICES	(217)	(434)	(73)	(466)
3.06.01.05	DEPRECIATION AND AMORTIZATION	(3)	(7)	(4)	(8)
3.06.01.06	ALLOWANCE FOR DOUBTFUL ACCOUNTS	(221)	(1,793)	(240)	(240)
3.06.01.10	OTHER EXPENSES	(23)	(45)	(20)	(39)
3.06.02	GENERAL AND ADMINISTRATIVE EXPENSES	(1,989)	(3,811)	(2,154)	(3,833)

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - FEDERAL CORPORATE TAXPAYERS' REGISTRATION NUMBER (CNPJ)
00327-1	CIA. FORÇA E LUZ CATAGUAZES-LEOPOLDINA	19.527.639/0001-58

SUBSIDIARY/AFFILIATE

COMPANY NAME
CIA. DE ELETRICIDADE DE NOVA FRIBURGO

18.01 - STATEMENTS OF OPERATIONS OF SUBSIDIARIES/AFFILIATES (In thousands of Brazilian reais – R$, except per share data)

3.06.02.01	PERSONNEL AND MANAGEMENT	(450)	(683)	(366)	(656)
3.06.02.02	PENSION PLAN	(19)	(38)	(4)	(10)
3.06.02.03	MATERIAL	(17)	(41)	5	13
3.06.02.04	OUTSIDE SERVICES	(1,187)	(2,387)	(1,164)	(2,286)
3.06.02.05	DEPRECIATION AND AMORTIZATION	(83)	(169)	(69)	(145)
3.06.02.07	RESERVE FOR CONTINGENCIES	(64)	(184)	(380)	(447)
3.06.02.08	OTHER EXPENSES	(169)	(309)	(176)	(302)
3.06.03	FINANCIAL	(646)	(723)	725	1,311
3.06.03.01	FINANCIAL INCOME	2,463	4,949	2,302	4,371
3.06.03.02	FINANCIAL EXPENSES	(3,109)	(5,672)	(1,577)	(3,060)
3.06.04	OTHER OPERATING INCOME	-	-	-	-
3.06.05	OTHER OPERATING EXPENSES	-	-	-	-
3.06.05.01	GOODWILL AMORTIZATION	-	-	-	-
3.06.06	EQUITY IN SUBSIDIARIES	-	-	-	-
3.07	INCOME FROM OPERATIONS	2,976	5,732	1,946	6,697
3.08	NONOPERATING INCOME (EXPENSES)	81	25	237	254
3.08.01	INCOME	90	110	243	279
3.08.02	EXPENSES	(9)	(85)	(6)	(25)
3.09	INCOME BEFORE TAXES AND PROFIT SHARING	3,057	5,757	2,183	6,951
3.10	PROVISION FOR INCOME AND SOCIAL CONTRIBUTION TAXES	(1,100)	(2,018)	(682)	(2,270)
3.11	DEFERRED INCOME TAX	-	-	-	-
3.12	STATUTORY PROFIT SHARING/ CONTRIBUTIONS	-	-	-	-
3.12.01	PROFIT SHARING	-	-	-	-
3.12.01.01	MANAGEMENT	-	-	-	-
3.12.02	CONTRIBUTIONS	-	-	-	-
3.13	REVERSAL OF INTEREST ON CAPITAL	-	-	-	-
3.15	NET INCOME (LOSS)	1,957	3,739	1,501	4,681
	NUMBER OF SHARES, EX-TREASURY (THOUSAND)	96,699	96,699	96,699	96,699
	EARNINGS PER SHARE (IN BRAZILIAN REAIS)	0.02024	0.03867	0.01552	0.04841
	LOSS PER SHARE (IN BRAZILIAN REAIS)				

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - FEDERAL CORPORATE TAXPAYERS' REGISTRATION NUMBER (CNPJ)
00327-1	CIA. FORÇA E LUZ CATAGUAZES-LEOPOLDINA	19.527.639/0001-58

18.02 – COMMENTS ON SUBSIDIARY/AFFILIATE'S PERFORMANCE

Subsidiary/Affiliate: CIA. DE ELETRICIDADE DE NOVA FRIBURGO

See Comments on Company's Performance.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - FEDERAL CORPORATE TAXPAYERS' REGISTRATION NUMBER (CNPJ)
00327-1	CIA. FORÇA E LUZ CATAGUAZES-LEOPOLDINA	19.527.639/0001-58

SUBSIDIARY/AFFILIATE

COMPANY NAME
ENERGISA S/A

18.01 - STATEMENTS OF OPERATIONS OF SUBSIDIARIES/AFFILIATES (In thousands of Brazilian reais – R$, except per share data)

1 – CODE	2 - DESCRIPTION	3 - FROM 01/04/2006 TO 06/30/2006	4 - FROM 01/01/2006 TO 06/30/2006	5 - FROM 01/04/2005 TO 06/30/2005	6 – FROM 01/01/2005 TO 06/30/2005
3.01	GROSS REVENUE FROM SALES AND/OR SERVICES	-	-	-	-
3.02	DEDUCTIONS	-	-	-	-
3.03	NET REVENUE FROM SALES AND/OR SERVICES	-	-	-	-
3.04	COST OF SALES AND/OR SERVICES	-	-	-	-
3.05	GROSS PROFIT	-	-	-	-
3.06	OPERATING INCOME (EXPENSES)	10,886	27,207	31,961	43,856
3.06.01	SELLING EXPENSES	-	-	-	-
3.06.02	GENERAL AND ADMINISTRATIVE EXPENSES	(208)	(409)	(114)	(238)
3.06.02.01	PERSONNEL AND MANAGEMENT	-	(3)	(8)	(24)
3.06.02.04	OUTSIDE SERVICES	(175)	(354)	(80)	(172)
3.06.02.10	OTHER EXPENSES	(33)	(52)	(26)	(42)
3.06.03	FINANCIAL	(7,666)	(7,686)	145	288
3.06.03.01	FINANCIAL INCOME	399	803	612	1,205
3.06.03.02	FINANCIAL EXPENSES	(8,065)	(8,489)	(467)	(917)
3.06.04	OTHER OPERATING INCOME	-	-	-	-
3.06.05	OTHER OPERATING EXPENSES	(347)	(694)	(296)	(592)
3.06.05.01	GOODWILL AMORTIZATION	(347)	(694)	(296)	(592)
3.06.06	EQUITY IN SUBSIDIARIES	19,107	35,996	32,226	44,398
3.07	INCOME FROM OPERATIONS	10,886	27,207	31,961	43,856
3.08	NONOPERATING INCOME (EXPENSES)	-	-	-	-
3.08.01	INCOME	-	-	-	-
3.08.02	EXPENSES	-	-	-	-
3.09	INCOME BEFORE TAXES AND PROFIT SHARING	10,886	27,207	31,961	43,856
3.10	PROVISION FOR INCOME AND SOCIAL CONTRIBUTION TAXES	-	-	(4)	(7)
3.11	DEFERRED INCOME TAX	-	-	-	-
3.12	STATUTORY PROFIT SHARING/ CONTRIBUTIONS	-	-	-	-
3.12.01	PROFIT SHARING	-	-	-	-
3.12.01.01	MANAGEMENT	-	-	-	-
3.12.02	CONTRIBUTIONS	-	-	-	-
3.13	REVERSAL OF INTEREST ON CAPITAL	-	-	-	-
3.15	NET INCOME (LOSS)	10,886	27,207	31,957	43,849
	NUMBER OF SHARES, EX-TREASURY (THOUSAND)	37,931	37,931	37,931	37,931
	EARNINGS PER SHARE (IN BRAZILIAN REAIS)	0.28699	0.71728	0.84250	1.15602
	LOSS PER SHARE (IN BRAZILIAN REAIS)				

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - FEDERAL CORPORATE TAXPAYERS' REGISTRATION NUMBER (CNPJ)
00327-1	CIA. FORÇA E LUZ CATAGUAZES-LEOPOLDINA	19.527.639/0001-58

18.02 – COMMENTS ON SUBSIDIARY'S/AFFILIATE'S PERFORMANCE

Subsidiary/Affiliate : ENERGISA S/A

Energisa is a publicly-traded non-operating holding company that holds the direct and indirect controlling ownership interest in the electricity distribution companies Energipe, Saelpa and CELB.

The report on CFLCL's performance contains information on the performance of these concessionaires.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - FEDERAL CORPORATE TAXPAYERS' REGISTRATION NUMBER (CNPJ)
00327-1	CIA. FORÇA E LUZ CATAGUAZES-LEOPOLDINA	19.527.639/0001-58

SUBSIDIARY/AFFILIATE

COMPANY NAME
CAT-LEO CONST, IND E SERV DE ENERGIA S/A

18.01 - STATEMENTS OF OPERATIONS OF SUBSIDIARIES/AFFILIATES (In thousands of Brazilian reais – R$, except per share data)

1 – CODE	2 – DESCRIPTION	3 – FROM 01/04/2006 TO 06/30/2006	4 - FROM 01/01/2006 TO 06/30/2006	5 - FROM 01/04/2005 TO 06/30/2005	6 – FROM 01/01/2005 TO 06/30/2005
3.01	GROSS REVENUE FROM SALES AND/OR SERVICES	8,580	14,281	11,236	19,032
3.01.01	ELECTRICITY SALES TO FINAL CONSUMERS	-	-	-	-
3.01.02	ELECTRICITY SALES TO DISTRIBUTORS	-	-	-	-
3.01.04	OTHER	8,580	14,281	11,236	19,032
3.02	DEDUCTIONS	(519)	(811)	(547)	(887)
3.02.01	ICMS (STATE VAT)	(68)	(76)	-	-
3.02.02	PIS (TAX ON REVENUE)	(56)	(93)	(73)	(124)
3.02.03	COFINS (TAX ON REVENUE)	(277)	(452)	(337)	(571)
3.02.05	ISS (SERVICE TAX)	(118)	(190)	(137)	(192)
3.03	NET REVENUE FROM SALES AND/OR SERVICES	8,061	13,470	10,689	18,145
3.04	COST OF SALES AND/OR SERVICES	(7,463)	(14,421)	(5,203)	(16,842)
3.04.01	ELECTRICITY PURCHASED FOR RESALE	-	-	-	-
3.04.02	ELECTRIC POWER TRANSMISSION	-	-	-	-
3.04.03	PERSONNEL AND MANAGEMENT	(1,194)	(2,199)	(643)	(1,132)
3.04.04	FUEL FOR ELECTRIC POWER PRODUCTION	-	-	-	-
3.04.05	MATERIAL	(41)	(77)	(27)	(67)
3.04.06	OUTSIDE SERVICES	(164)	(406)	(66)	(209)
3.04.09	DEPRECIATION AND AMORTIZATION	(317)	(661)	(379)	(747)
3.04.10	RESERVE FOR CONTINGENCIES	16	4	(28)	(52)
3.04.11	OTHER EXPENSES	(2)	(6)	(3)	(9)
3.04.12	COST OF SERVICES PROVIDED TO THIRD PARTIES	(5,761)	(11,076)	(4,057)	(14,626)
3.05	GROSS PROFIT	598	(951)	5,486	1,303
3.06	OPERATING INCOME/(EXPENSES)	680	3,504	2,068	3,847
3.06.01	SELLING EXPENSES	-	-	-	-
3.06.01.01	PERSONNEL AND MANAGEMENT	-	-	-	-
3.06.01.02	PENSION PLAN	-	-	-	-
3.06.01.03	MATERIAL	-	-	-	-
3.06.01.04	OUTSIDE SERVICES	-	-	-	-
3.06.01.05	DEPRECIATION AND AMORTIZATION	-	-	-	-
3.06.01.06	ALLOWANCE FOR DOUBTFUL ACCOUNTS	-	-	-	-
3.06.01.07	RESERVE FOR CONTINGENCIES	-	-	-	-
3.06.01.08	OTHER EXPENSES	-	-	-	-
3.06.02	GENERAL AND ADMINISTRATIVE EXPENSES	(699)	(1,349)	(3,819)	(4,127)
3.06.02.01	PERSONNEL AND MANAGEMENT	(206)	(368)	(3,494)	(89)
3.06.02.02	PENSION PLAN	(12)	(24)	-	(1)
3.06.02.03	MATERIAL	(39)	(90)	(50)	(58)
3.06.02.04	OUTSIDE SERVICES	(240)	(499)	(83)	(3,719)
3.06.02.05	DEPRECIATION AND AMORTIZATION	(2)	(5)	(2)	(4)
3.06.02.06	ALLOWANCE FOR DOUBTFUL ACCOUNTS	-	-	-	-
3.06.02.07	RESERVE FOR CONTINGENCIES	-	-	-	-

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - FEDERAL CORPORATE TAXPAYERS' REGISTRATION NUMBER (CNPJ)
00327-1	CIA. FORÇA E LUZ CATAGUAZES-LEOPOLDINA	19.527.639/0001-58

SUBSIDIARY/AFFILIATE

COMPANY NAME
CAT-LEO CONST, IND E SERV DE ENERGIA S/A

18.01 - STATEMENTS OF OPERATIONS OF SUBSIDIARIES/AFFILIATES (In thousands of Brazilian reais – R$, except per share data)

3.06.02.08	OTHER EXPENSES	(200)	(363)	(190)	(256)
3.06.03	FINANCIAL	(198)	168	368	(11)
3.06.03.01	FINANCIAL INCOME	64	755	925	925
3.06.03.02	FINANCIAL EXPENSES	(262)	(587)	(557)	(936)
3.06.04	OTHER OPERATING INCOME	-	-	-	-
3.06.05	OTHER OPERATING EXPENSES	-	-	-	-
3.06.05.01	GOODWILL AMORTIZATION	-	-	-	-
3.06.06	EQUITY IN SUBSIDIARIES	1,577	4,685	5,519	7,985
3.07	INCOME FROM OPERATIONS	1,278	2,553	7,554	5,150
3.08	NONOPERATING INCOME/ (EXPENSES)	3	(731)	51	(2,443)
3.08.01	INCOME	4	7	5,549	5,551
3.08.02	EXPENSES	(1)	(738)	(5,498)	(7,994)
3.09	INCOME BEFORE TAXES AND PROFIT SHARING	1,281	1,822	7,605	2,707
3.10	PROVISION FOR INCOME AND SOCIAL CONTRIBUTION TAXES	(515)	(1,080)	(1,053)	(1,374)
3.11	DEFERRED INCOME TAX	-	-	-	-
3.12	STATUTORY PROFIT SHARING/ CONTRIBUTIONS	-	-	-	-
3.12.01	PROFIT SHARING	-	-	-	-
3.12.01.01	MANAGEMENT	-	-	-	-
3.12.02	CONTRIBUTIONS	-	-	-	-
3.13	REVERSAL OF INTEREST ON CAPITAL	-	-	-	-
3.15	NET INCOME (LOSS)	766	742	6,552	1,333
	NUMBER OF SHARES, EX-TREASURY (THOUSAND)	45,889	45,889	45,889	45,889
	EARNINGS PER SHARE (IN BRAZILIAN REAIS)	0.01669	0.01617	0.14278	0.02905
	LOSS PER SHARE (IN BRAZILIAN REAIS)				

04.01 - NOTES TO THE INTERIM FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated.)

1 Operations

Companhia Força e Luz Cataguazes-Leopoldina ("CFLCL" or "Company") is an energy distribution concessionaire active in 67 municipalities in the state of Minas Gerais and one municipality in the state of Rio de Janeiro, serving approximately 323,108 consumers (information not reviewed by independent auditors).

CFLCL is also the Parent Company of other companies. The ownership percentages and information on these investments are presented in notes 3, 12 and 13.

As of June 30, 2006, the Company reported negative working capital of R$87,349 (R$51,453 as of March 31, 2006) - Company, and R$311,006 (R$158,876 as March 31, 2006) - Consolidated.

As part of the financial restructuring program of Cataguazes Leopoldina, the subsidiaries Energipe and Saelpa completed in July 2006 the issuance of note units in the international market in the amount of R$548,000 (US$250 million) - R$356,200 by Energipe and R$191,800 by Saelpa. This issuance has the following characteristics:

- Maturity of 7 years;
- Exchange variation (US$) + 10.50% per year;
- Interest paid semiannually; and
- Guaranteed by Energisa S/A.

In this issuance, swap agreements were entered into to limit financial charges of 102.4% of CDI (interbank deposit rate) to a dollar rate of up to R$2.30, maturing on September 1, 2006. These swap agreements shall be renewed on expiration, under prevailing market conditions.

The proceeds from this issuance are being used principally to repay large debts, extending the average maturity of 17 months to more than 5 years and reducing the average debt cost from CDI + 4.7% per year to CDI + 1.8% per year.

Following are the consolidated working capital and long-term liabilities, adjusted for the issuance of note units and amortization of debts with proceeds from issuance:

	06/30/06	06/30/06 (Adjusted)
	Consolidated	Consolidated
Current assets	811,126	1,104,776
Current liabilities	1,122,172	969,629
Working capital	(311,006)	135,147
Long-term liabilities	1,228,649	1,674,802

Management is endeavoring to improve the capital structure of Cataguazes-Leopoldina companies, by seeking ways to further reduce the costs of short-term debts and, consequently, extend payment terms, which, coupled with the generation of profits as per budgets and internal projections, should be sufficient to ensure adequate liquidity and reduce significantly the needs for refinancing liabilities.

2 Presentation of Interim Financial Statements

The interim financial statements have been prepared in accordance with Brazilian accounting practices,and standards and regulations established by the Brazilian Securities Commission (CVM) and the National Electric Power Agency (ANEEL). The accounting practices adopted in the preparation of the interim financial statements are consistent with those used in preparing the financial statements as of December 31, 2005, published in the Official Gazette on March 29, 2006. Accordingly, the interim financial statements should be read together with the annual financial statements.

3 Consolidated Interim Financial Statements

The consolidated financial statements include the accounts of the following subsidiaries:

	Ownership interest 06/30/06	Onwership interest 03/31/06
Energisa S.A. ("Energisa") (1)	54.38	50.07
Companhia de Eletricidade de Nova Friburgo ("CENF")	59.47	59.47
Multipar S.A.	99.96	99.96
Multiagro Ltda.	66.67	66.67
Teleserv S.A	99.10	99.10
Cataguazes Serviços Aéreos de Prospecção S.A	72.80	72.80
Cat-Leo Construções, Indústria e Serviços de Energia (3) S.A. (2)	99.99	99.99

(1) Parent Company of Energipe (99.62% of voting capital and 99.64% of total capital). Energipe is the parent company of CELB (99.50% of voting capital and 93.64% of total capital) and of Pbpart SE1 S.A. (50.10% of total and voting capital) which controls Saelpa (97.59% of voting capital and 83.25% of total capital).

(2) Parent Company of Energia do Brasil Participações Ltda. that holds 49.90% of total and voting capital of Pbpart SE1 S/A; 45.61% of total and voting capital of Energisa S/A; and 50% of total capital of UTEJF.

(3) Holds 50% of total capital of Usina Termelétrica de Juiz de Fora S.A.

The consolidated interim financial statements have been prepared based on the interim financial statements of the subsidiaries as of the same date of the Parent Company's and in accordance with the consolidation criteria set forth in CVM Instruction No. 247/96.

Reconciliation between net income (loss) and shareholders' equity reported by Company and that reported on a consolidated basis is as follows:

	Net income (loss)		Shareholders' equity	
	06/30/06	06/30/05	06/30/06	03/31/06
Company	4,552	32,594	433,079	327,082
Unrealized profit on transactions with subsidiaries (mainly sale of equity interest)	-	-	(32,070)	(32,348)
Profit realization	606	720	-	-
Consolidated	5,158	33,314	401,009	294,734

4 Consumer and concessionaires

	Controladora		Consolidado	
Classes de consumidores	**30/06/2006**	**31/03/2006**	**30/06/2006**	**31/03/2006**
Residential	11,244	12,073	71,160	69,187
Industrial	22,187	22,146	68,947	60,607
Commercial, services and other activities	4,741	5,368	39,507	39,212
Rural	3,070	2,668	28,930	28,380
Public sector:				
Federal	29	29	5,519	4,726
State	294	291	6,940	5,943
Municipal	1,080	1,070	8,505	7,282
Public lighting	1,852	2,090	11,413	11,564
Public service	1,308	1,267	13,037	9,588
Others	5,082	4,087	15,846	13,315
Subtotal – consumers	**50,887**	**51,089**	**269,804**	**249,804**
Concessionaires (*)	9,578	8,788	32,149	24,276
Unbilled Sales	6,981	9,154	50,392	59,260
Total	**67,446**	**69,031**	**352,345**	**333,340**
Current Portion	**58,264**	**59,421**	**321,641**	**302,272**
Long-term portion	**9,182**	**9,610**	**30,704**	**31,068**

(*) Includes electricity sold on the Electric Power Trade Chamber (CCEE).

The Company recorded an allowance for doubtful accounts for long outstanding receivables, following the technical criteria established by ANEEL.

5 Periodic tariff revision

Company

ANEEL, through Resolution No. 117, of June 13, 2005, definitively approved the result of the first

periodic tariff revision of the Company. Based on this Resolution, the energy tariffs were adjusted by 21.67% with an Xe factor of 0.385%, effective June 18, 2004.

In the annual tariff adjustments from 2005 to 2007, the amount of R$15,569, relating to the base date of the Company's tariff revision, will added to the Portion B for each year. The amount will be monetarily restated based on the variation of the IGP-M (general market price index).

The Company recognized Portion B revenue of R$39,411 (R$34,826 as of March 31, 2006), of which R$7,564 was recorded in the first half of 2006 under the caption "electricity sales to final consumers", and R$18,218 (R$14,017 as of March 31, 2006) has already been passed through to consumers. The difference of R$21,193, plus R$757 of monetary restatement, is recorded under the caption "prepaid expenses" - Company and consolidated.

Consolidated

ENERGIPE

ANEEL, through Resolution No. 094, of April 18, 2005, definitively approved the result of the first periodic tariff revision of Energipe. Based on this Resolution, the energy tariffs were adjusted by 33.64% with an Xe factor of 1.0971%, effective April 22, 2003.

Previously, through Resolution No. 103, of April 20, 2004, ANEEL approved on a provisional basis a periodic tariff revision of 35.61%, with an Xe factor of 0.0744%. Under the same Resolution, the energy tariffs were adjusted by 29.71%, beginning April 22, 2003, with the difference being added to the tariffs in the period from 2004 to 2007, in the amount of R$7,768 in each year. As of December 31, 2004, the subsidiary Energipe had already recognized revenue of R$24,850.

With the publication of ANEEL Resolution No. 094, Energipe recalculated the revenue already recognized as of December 31, 2004, and reversed in the quarter ended March 31, 2005 the excess revenue in the amount of R$8,599, of which R$7,715 from the caption "Electricity sales to final consumers" and R$884 from "financial income" - Consolidated.

In the annual tariff adjustments for 2004 to 2007, the amount of R$5,172 will be added to the Portion B of each year, related to the base date of the periodic tariff revision of Energipe. This amount will be monetarily restated based on the IGP-M (general market price index).

Thus, the Portion B revenue recognized as of June 30, 2006 is R$20,185 (R$19,641 as of March 31, 2006), of which R$1,686 in the first half of 2006 under the caption "electricity sales to final consumers". Of the amount of R$20,185, R$12,841 (R$11,359 as of March 31, 2006) has already been passed through to Energipe's consumers. The remaining balance of R$7,344, plus R$1,464 of monetary restatement, is recorded under the caption "prepaid expenses" in consolidated current assets.

CELB

ANEEL, through Ratifying Resolution No. 13, of January 31, 2005, set the final result of the first periodic tariff revision of CELB at 9.30% with an Xe factor of 0.5432%, effective February 4, 2005.

SAELPA

Aneel, through Resolution No. 193, of August 22, 2005, approved the final result of the first periodic tariff revision of Saelpa. Based on this Resolution, the energy tariffs were adjusted by 11.66% with an Xe factor of 0.5414%.

On August 28, 2005, the energy tariffs were adjusted by 7.06%, which corresponds to the percentage resulting from the calculation of the concessionaire's annual tariff adjustment.

In the annual tariff adjustments for 2006 to 2008, the amount of R$16,230, relating to the base date of Saelpa's tariff revision, will be added to Portion B for each year. The amount will be monetarily restated based on the variation of the IGP-M (general market price index).

The indirect subsidiary Saelpa recorded, in the period from September 2005 to June 2006, Portion B revenue of R$19,951 (R$13,965 as of March 31, 2006), of which R$11,970 was recorded in the first half of 2006 under the caption "electricity sales to final consumers" – Consolidated. The amount of R$19,951, plus R$89 of monetary restatement, is recorded under the caption "prepaid expenses" in consolidated current assets.

CENF

ANEEL, through Resolution No. 119, of June 13, 2005, definitively approved the result of the first periodic tariff revision of CENF. Based on this Resolution, the energy tariffs were adjusted by 25.24% with an Xe factor of 0.7438%, effective June 18, 2004.

The tariff adjustment effective June 18, 2004 was set at 18.00% on a provisional basis. Subsequently, ANEEL recalculated the tariff adjustment at 23.13%, retroactive to the aforementioned base date, according to the Technical Note for Resolution No. 119. The same Technical Note established the annual installments to be added to Portion B from 2005 to 2007, in the amount of R$994 in each year, relating to the base date of the tariff revision of the subsidiary CENF (June 2004). The amount will be monetarily restated based on the variation of the IGP-M (general market price index).

The subsidiary CENF recognized, in the period from June 2004 to June 2006, Portion B revenue of R$5,436 (R$5,234 as of March 31, 2006), of which R$428 was recorded in the first half of 2006 under the caption "electricity sales to final consumers", and R$3,708 (R$3,179 as of March 31, 2006) has already been passed through to consumers. The difference of R$1,728, is recorded under the caption "prepaid expenses" – Consolidated.

6 Extraordinary tariff adjustment - consolidated

Based on ANEEL Resolutions Nos. 480, 481, 482 and 483 of August 2002 and No. 1 of January 12, 2004, the amounts approved for the extraordinary tariff adjustment, free energy and Portion A are as follows:

	Consolidated			
	Extraordinary tariff recovery	Free energy	Portion A	Total
Resolutions Nos.	480/02,481/02 e 1/04	1/04 e 45/04	482/02 e 1/04	
Ratified amount	107,418	70,781	13,667	191,866
Accumulated monetary restatement	60,221	36,110	13,028	109,359
Accumulated amortization	(122,766)	(77,314)	(11,471)	(211,551)
Provision for losses	(7,873)	(3,022)	-	(10,895)
Balances at March 31, 2006	37,000	26,555	15,224	78,779
Monetary restatement for the period	917	1,941	475	3,333
Amortization for the period	(5,089)	(4,274)	(5,371)	(14,734)
Provision for losses	(328)	(162)	-	(490)
Balances at June 30, 2006	32,500	24,060	10,328	66,888
Current portion	24,394	18,190	6,109	48,693
Long-term portion	8,106	5,870	4,219	18,195

On December 20, 2005, ANEEL, through Circular No. 2212, established the following procedures for the calculation of the monetary restatement:

- Loss of Revenue – for concessionaires that obtained financing from the BNDES (CFLCL and its subsidiaries) – SELIC (Central Bank overnight rate) plus interest of 1% per year on 90% of the amounts approved by ANEEL; and SELIC on the 10% not financed;

- Free energy – for the Generation Companies that obtained financing from the BNDES - the same procedure as that adopted for Loss of Revenue, and for the Generation Companies that did not obtain financing – SELIC;

- Portion A – SELIC.

7 Notes receivable

Refers to past-due electric energy accounts receivable, renegotiated with consumers through Acknowledgement of Debt agreements, subject to variation of the IGP-M (General Market Price Index) plus 1% per month interest. As of June 30, 2006, the balances are as follows:

	Parent Company		Consolidated	
	06/30/2006	03/31/2006	06/30/2006	03/31/2006
Current portion	3,584	3,508	57,796	44,506
Long-term portion	7,267	7,544	85,678	89,199
Notes receivable	10,851	11,052	143,474	133,705
Allowance for doubtful accounts (*)	(1,484)	(1,384)	(17,063)	(16,429)

(*) Of the balance of notes receivable, the Company and its subsidiaries recorded an allowance as part of the caption "Allowance for doubtful accounts" in current assets.

8 Recoverable taxes

	Parent Company		Consolidated	
	06/30/2006	03/31/2006	06/30/2006	03/31/2006
ICMS (State VAT)	4,689	4,256	32,188	28,183
IRRF (withholding income tax)	1,129	1,528	8,684	8,083
IRPJ (corporate income tax)	4,661	3,073	24,077	19,669
CSSL (social contribution tax)	1,082	1,006	4,253	3,204
Pis and Cofins (taxes on revenue)	4,509	3,885	30,984	27,757
Other	35	45	2,240	1,926
	16,105	13,793	102,426	88,822
Current portion	11,347	9,513	67,237	58,443
Long-term portion	4,758	4,280	35,189	30,379

9 Receivables – Fuel Gas - Consolidated

According to the fuel gas purchase contract entered into by and between the jointly-owned subsidiary Usina Termelétrica de Juiz de Fora S.A. (UTEJF) and Companhia de Gás de Minas Gerais – Gasmig, a volume of 70% of the contracted amount of gas must be paid, whether consumed or not (take or pay), and UTEJF can take this gas paid but not used over a period of 7 years subsequent to the period of acquisition.

As of June 30, 2006, the amount of R$55,355 (R$26,788 as of March 31, 2006) has been advanced, corresponding to the equity interest in the jointly-owned subsidiary, equivalent to 410.604 thousand m3 of natural gas. Based on projections, the jointly-owned subsidiary estimates that 38,884 thousand m3 of natural gas, equivalent to R$5,221 (R$2,611 as of March 31, 2006) will not be consumed. Thus, a provision for losses on fuel gas inventory has been recorded in that amount, which was deducted from the balance of receivables – fuel gas in long-term assets – consolidated.

10 Prepaid expenses

	Parent Company		Consolidated	
	06/30/2006	03/31/2006	06/30/2006	03/31/2006
Regulatory effects of Pis and Cofins (*)				
.PIS (December 2002 to June 2005)	3,381	3,266	8,811	9,074
.COFINS (February 2004 to June 2005)	6,113	5,906	20,168	20,769
Financial Charges	3,226	4,067	5,117	6,358
Proinfa (**)	628	413	3,614	2,540
Recoverable cost variations - Portion A – CVA (**)	8,761	9,401	30,112	35,160
Offsetting amount (note 21)	7,177	7,177	9,393	9,392
Compensation portion	21,950	22,401	52,526	48,294
Other	1,474	1,763	7,935	7,044
	52,710	54,394	137,676	138,631
Current portion	35,435	37,285	98,707	100,273
Long-term portion	17,275	17,109	38,969	38,358

(*) PIS/COFINS ofins

In conformity with the Concession Agreement and paragraph 3, article 9 of Law No. 8987, of February 13, 1995, which assures the right to tariff adjustment due to the increase in tax burden, the Company recognized the tax amounts resulting from the change in taxation criteria to non-cumulative taxation, according to Law No. 10,637/02 for PIS, of December 30, 2002 and Law No. 10,833/03 for COFINS, of December 29, 2003.

Through Complementary Technical Note 179/2005, of June 16, 2005, ANEEL approved on a provisional basis a portion of the differences not covered by tariffs for the period from December 2002 to March 2005 for PIS, in the amounts of R$807 – Company and R$5,411 – consolidated, and for the period from February 2004 to March 2005 for COFINS, in the amount of R$855 – Company and R$13,754 – consolidated, which will be recovered between June 2005 and May 2006. The remaining amounts will be recovered in the next tariff adjustments.

Beginning June 18, 2005 (CFLCL and Cenf), July 1, 2005 (Energipe), and August 28, 2005 (Saelpa) and February 4, 2006 (CELB), ANEEL excluded PIS and COFINS from the electricity tariff calculation. On the aforementioned dates, the Company and its subsidiaries began to add actual expenses of PIS and COFINS to the electricity tariffs.

(**) Refers to costs of Portion A (CCC, CDE, Electricity Network Usage Charges, etc) that have not yet been passed on to electricity tariffs. The respective amounts will be included in the tariffs in the next tariff adjustment.

11 Deferred income taxes

Represent tax credits arising from for tax loss carryforwards.

On July 1, 2002, CVM issued Instruction Nº 371/02, which established new criteria for valuation and disclosure of deferred tax credits. In accordance with the provisions contained in said Instruction, the realization of tax credits, Company and consolidated, is estimated as follows:

04.01 - NOTES TO THE INTERIM FINANCIAL STATEMENTS

Estimated realization	Realization of tax credits	
	Parent Company	Consolidated
2006	-	12,439
2007	1,062	29,465
2008	5,703	40,531
2009	7,427	47,288
2010	10,984	29,631
2011	12,224	13,683
2012	2,447	3,921
2013	-	666
2014	-	108
Total recorded	39,847	177,732
Current portion	-	27,172
Long-term portion	39,847	150,560

In the last years, CFLCL has reported tax loss carryforwards. Thus, the Company has recorded tax credits only as of June 30, 2002, according to CVM Resolution No. 273. From that date, since the Company did not meet the requirements of CVM Instruction No. 371, it did not recognize tax credits amounting to R$37,972 (R$34,298 as of March 31, 2006), which, according to internal projections, are estimated to be realized beginning 2013.

Income and social contribution taxes credited (charged) to income, as well as the offset of the tax credits, are set out as follows:

Taxes per statement of income	Parent Company		Consolidated	
	06/30/2006	06/30/2005	06/30/2006	06/30/2005
Income (loss) before income and social contribution taxes	4,552	32,870	52,015	88,335
Income (expense) from income and social contribution taxes calculated at statutory tax rates	(1,548)	(11,176)	(17,685)	(30,034)
Adjustments:				
Permanent differences – equity in subsidiaries	8,929	12,606	-	-
Tax credits not recognized in accordance with CVM instruction No. 371/02	(7,334)	(1,092)	(7,334)	(1,092)
Tax credits for prior periods recognized according to CVM Instruction No. 371/02	-	-	-	13,368
Reduction in income tax and surtax (*)	-	-	10,107	10,355
Other	(47)	(614)	(9,834)	365
Expense of deferred income and social contribution taxes	-	(276)	(24,746)	(7,038)

Tax credit per balance sheet	06/30/2006	03/31/2006	06/30/2006	03/31/2006
Tax loss carryforwards – Income tax	58,275	55,599	161,164	155,852
Tax loss carryforwards – Social contribution tax	19,544	18,546	54,540	52,554
Total	77,819	74,145	215,704	208,406
Tax credits not recognized in accordance with CVM instruction No. 371	(37,972)	(34,298)	(37,972)	(34,298)
Total	39,847	39,847	177,732	174,108

(*) The subsidiaries Energipe, Saelpa and CELB filed a request with the Northeast Development Agency - ADENE (formerly Sudene) and obtained an income tax and surtax reduction starting in 2003 (CELB e Saelpa) and in 2004 (Energipe), through

ADENE Reports No. 112 and No. 113/2004 - Saelpa, No. 094/2004 – CELB, and No. 0106/2005 - Energipe. This tax incentive consists of a reduction of up to 75% of income tax on operating profit.

The reduction in income tax and surtax due by the subsidiaries, relating to the six-month period ended June 30, 2006, is R$2,505 (R$4,874 as of June 30, 2005) for Energipe, R$6,453 (R$4,493 as of June 30, 2005) for Saelpa and R$1,149 (R$988 as of June 30, 2005) for CELB, which were recorded as Capital Reserve in shareholders' equity of the subsidiaries. The increase in assets of the subsidiaries was recorded by CFLCL as equity in subsidiaries in the statement of operations.

12 Investments

	Parent Company		Consolidated	
	06/30/2006	03/31/2006	06/30/2006	03/31/2006
Investments in subsidiaries/affiliates	535,445	483,842	-	-
Goodwill on acquisition of investments	22,472	32,145	-	-
Investments stated at cost	10,389	10,220	10,659	10,177
	568,306	526,207	10,659	10,177

Information on investments in subsidiaries is as follows:

	Energisa S.A.	CENF	Multipar S.A. (1)	Multiagro Ltda.	Teleserv S.A.(2)	Cataguazes Serv. Aéreos	Cat-Leo Serviços S.A. (3)	06/30/2006	06/30/2005
Capital	755.904	21.000	3.553	5.550	1.140	120	45,889		
Number of shares and sharequotas held (thousand):									
Common	18.991	57.509	3.531	-	38	8	45,889		
Preferred	-	-	1	-	75	79	-		
Sharequotas	-	-	-	3,700	-	-	-		
Interest (%)	54,38	59,47	99,96	66,67	99,10	72,80	99,99		
Net income (loss)	27.207	3.739	10.896	(111)	(133)	(98)	806		
Shareholders' equity (deficit)	824.947	43.423	10.751	408	(3.279)	157	49.883		
Equity in subsidiaries	14.615	2.223	8.892	(74)	(129)	(71)	806	26.262	37.077
Investments	448.606	25.824	10.746	272	-	114	49.883	535.445	467.551
Goodwill (negative goodwill) on acquisition of investments	(9.322)	31.794	-	-	-	-		22.472	33.097

(1) In April 2006, Multipar S/A, a subsidiary of CFLCL, acquired all shares of Energia do Brasil Participações Ltda. for R$372,052 (acquisition price plus related costs).

The assets of Energia do Brasil is comprised principally of the following investments in CFLCL's subsidiaries: 45.6% of Energisa S/A; 49.9% of Pbpart SE1 S/A and 50% of UTEJF.

04.01 - NOTES TO THE INTERIM FINANCIAL STATEMENTS

These investments at the acquisition date, accounted for under the equity method, generated a negative goodwill in relation to the acquisition price in the amount of R$300,545.

Said acquisition was supported by an independent appraisal (fairness opinion) performed by a prime financial institution, which indicates projections of positive results that do not justify the negative goodwill of the book value of the company. (*)

The recorded assets and liabilities do not significantly differ from fair values. (*)

Pursuant to international accounting standards established by the International Accounting Standards Board, the negative goodwill paid on acquisition of investment must be attributed to the difference between the carrying amount of assets and liabilities and their fair value. If negative goodwill remains after said allocation, it must be treated as gain on acquisition and recorded in income.

Under Brazilian accounting practices, said negative goodwill must rectify the investment recorded under the equity method.

CFLCL filed a consultation with the CVM about the possibility of recording the negative goodwill arising from the acquisition of Energia do Brasil in accordance with international accounting standards,

Since the CVM had not answered to the Company's consultation through the publication of these interim financial statements, the negative goodwill arising from the acquisition of Energia do Brasil was recorded in property, plant and equipment – consolidated, rectifying other goodwill from subsidiaries.

(*) not reviewed by independent auditors.

(2) The Company recorded a provision for shareholders' deficiency of its subsidiary Teleserv S.A. in the amount of R$3,249 (R$3,139 as of March 31, 2005), recorded in other payables in long-term liabilities.

(3) Arbitration of Cat-Leo:

In April 2005, Management of CFLCL, Cat-Leo Energia S.A. and Cat-Leo Construções, Industria e Serviços de Energia S.A. (Cat-Leo Serviços) decided to reach an out-of-court settlement in the disputes with the shareholder Energia do Brasil Participações Ltda. (EBP), which resulted in the arbitration decision issued by the ICC International Court of Arbitration in January 2005.

As previously mentioned, the controlling ownership interest of EBP was acquired on April 20, 2006 by Multipar S.A. Planejamento e Corretagem de Seguros (Multipar), a subsidiary of CFLCL.

Management of CFLCL, Multipar and Cat-Leo Serviços are reviewing the agreed terms of the promise to sell or purchase so as to conform them to the structure of the Cataguazes-Leopoldina group to which EBP now belongs.

13 Related-party transactions

Company:

	06/30/2006		03/31/2006	
Financing:	Assets	Liabilities	Assets	Liabilities
.Saelpa	-	37,183	-	27,638
.Pbpart Ltda	-	37,575	-	36,072
.Pbpart SE 2 Ltda	-	159,659	-	154,405
.Energipe	-	13,452	-	2,300
.Energisa S.A.	6,717	-	674	-
.CENF	-	7,850	-	16,164
.Multipar S.A.	7,842	-	-	618
.Cataguazes Serviços Aéreos	-	7	-	6
.Gipar S.A.	-	108	-	3,399
.Multisetor Ltda	-	-	-	26
.Ivan M. Botelho	-	-	-	60
. Fondelec	-	-	-	3,178
.The Latin America Energy and Electricity Fund I,L.P	-	-	-	3,837
.Energia do Brasil Participações Ltda	-	-	-	26,146
	14,559	255,834	674	273,850
Advances for future capital increase:				
. Multiagro Ltda	2,290	-	2,285	-
. Teleserv S/A	14,535	-	14,679	-
. (-) Provision for loss	(4,000)	-	(4,000)	-
. Cat-Leo Serviços S/A	55,387	-	66,956	-
	68,212	-	79,920	-
Total	82,771	255,834	80,594	273,850
Other related-party transactions:				
. UTEJF (*)	-	19,669	-	51,568

(*) The amounts of R$80 as of March 31, 2006 and R$7,177 (R$7,177 as of March 31, 2006) are recorded under the caption “Suppliers” in current liabilities.

The amounts of R$12,492 (R$38,403 as of March 31, 2006) and R$5,908 as of March 31, 2006 are recorded in long-term liabilities under the caption “Loans and financing”, adjusted based on the variation of the CDI (interbank deposit rate) + 4.5% per year.

04.01 - NOTES TO THE INTERIM FINANCIAL STATEMENTS

The subsidiary Teleserv S.A., which sells subscription TV service, has reported losses because its level of operations has been lower than is necessary to meet its costs. The management of that subsidiary implemented a new product segment to supplement the main business activity of subscription TV. Based on market projections, which include this new business segment, management believes that the investment of R$14,535 (R$14,679 as of March 31, 2006), recorded as advance for future capital increase, is above the market value and, therefore, a provision for losses was recorded in the amount of R$4,000.

	Consolidated Liabilities		
		Total	
	CFLCL	06/30/2006	03/31/2006
. Gipar S/A	108	108	3,399
. Multisetor Ltda	-	-	26
. Ivan M. Botelho	-	-	87
. Fondelec	-	-	3,178
. The Latin America Energy and Electricity Fund I,L.P	-	-	3,837
. Energia do Brasil Participações Ltda	-	-	40,853
Total	108	108	51,380
Other:			
. UTE-JF (*)	-	-	27,071

(*) As of March 31, 2006, R$68 and R$3,711 are recorded under the caption "suppliers" in current and long-term liabilities, respectively. R$20,187 and R$3,105 are recorded under the caption "loans and financing" in current and long-term liabilities, respectively, adjusted based on the variation of the CDI + 4.5% per year.

Financing agreements originate from commercial and financial transactions carried out in the normal course of business and are subject to the average market interest rate. In the six-month period ended June 30, 2006, this rate was CDI (interbank deposit rate) + 2.34% per year, except for the balances with the shareholders: Gipar S.A., Multisetor Ltda., Ivan Muller Botelho, Fondelec, The Latin America Energy and Electricity Fund I, L.P and Energia do Brasil Participações Ltda, which refer to retained dividends and are not subject to financial charges.

Advances for future capital increase are not subject to financial charges.

Transactions:

Company:

	Saelpa	Cia. De Eletricidade de Nova Friburgo	Empresa Energética de Sergipe S/A	PBPart SE1 S/A	Usina Term. de Juiz de Fora	CELB	GIPAR	PBPart Ltda	PBPart SE 2	Energisa	Cataguazes Serviços Aéreos	06/30/2006	06/30/2005
Services Rendered	419	3,978	403	60	107	391	-	60	60	60	56	5,594	4,900
Purchase of eletric energy	-	-	-	-	(513)	-	-	-	-	-	-	(513)	(238)
Equipament Lease	-	24	-	-	-	24	-	-	-	-	-	48	48
Financial Expense	(2,582)	(1,060)	(1,129)	-	(3,173)	-	(500)	(3,299)	(13,425)	139	(5)	(25,034)	(26,026)
Connection cost and use	-	284	-	-	682	-	-	-	-	-	-	966	247

Consolidated

	06/30/06	
	Gipar S/A	Total
Financial expenses	(5,019)	(5,019)

The prices for services contracted, in the administrative and supporting areas, take into consideration the recovery of actual costs, plus 10% of tax charges.

These operations are supported by long-term contracts submitted to ANEEL for approval.

14 Goodwill and negative goodwill on investments

The goodwill and negative goodwill paid on the acquisitions of CENF, Energia do Brasil Participações Ltda., Energipe, Energia do Brasil Ltda., Saelpa and CELB are being amortized on a non-straight-line basis over the concession period based on a profitability curve projected for these subsidiaries. As of June 30, 2006, amortization is estimated as follows:

Amortization period	Company	Consolidated
2006 to 2007	2,366	38,656
2008 to 2009	4,295	61,880
2010 to 2011	5,761	71,328
2012 to 2013	9,685	79,076
2014 to 2015	9,687	81,724
2016 to 2017	-	83,478
2018 and thereafter	-	438,988
Total	31,794	854,680
Classified as:		
(-) Negative goodwill:		
. Energisa S/A (4.31%)	(9,322)	(9,322)
. Energia do Brasil Ltda (100%)	-	(300,545)
Saldo – property, plant and equipment	22,742	544,813

15 Suppliers

	Company		Consolidated	
	06/30/06	03/31/06	06/30/06	03/31/06
CURRENT				
Supply:				
Chesf	-	-	3,739	4,091
Furnas	525	431	525	431
AMPLA	-	-	1,570	1,332
Bilateral contracts	10,922	12,037	48,384	52,113
Free energy	279	279	35,605	31,163
Provision recorded	-	-	(313)	-
Use of basic network	-	-	4,439	4,467
Network connection	-	-	446	446
Use of distribution system (CUSD)	2,782	2,685	6,881	7,309
Materials and services	5,388	5,067	41,016	30,036
Gasmig/Petrobrás – offsetting amount	-	-	12,592	7,700
Other	-	-	3,984	607
	19,896	20,499	158,869	139,693
LONG-TERM				
Supply:				
Offsetting amount	7,177	7,177	1,970	5,680
Free energy	-	-	12,287	12,997
Provision recorded	-	-	(2,871)	(2,719)
Materials and services	-	-	9,891	9,148
	7,177	7,177	21,277	25,106
TOTAL	27,073	27,676	180,146	164,799

Gasmig/Petrobras offsetting amount

The natural gas purchase contract signed between the jointly-owned subsidiary Usina Termelétrica de Juiz de Fora S.A. ("UTEJF") and Gasmig/Petrobras stipulates that the offsetting amount, corresponding to annual exchange variations between price adjustment periods, will be passed on to the gas tariff in subsequent annual adjustments. Thus, the legislation and rules applicable to thermoelectric power plants included in the Thermoeletric Power Priority Program allow those power producers to pass on to energy tariffs the effect of cost increase resulting from such exchange variation.

According to ANEEL, the amounts to be passed on to the distribution companies' energy tariffs depend on several aspects, including: (a) the plant that backs the energy sale contract must be operational; and (b) the passing on of costs depends principally on the validation of the data by the National Petroleum Agency (ANP), according to Interministerial Rule No. 234, of July 22, 2002.

As of June 30, 2006, the jointly-owned subsidiary incurred costs, not paid yet, related to the offsetting balance due to Gasmig/Petrobras in the amount of R$9,394 . This liability was recorded with a corresponding entry to an account receivable from the Cataguazes-Leopoldina distribution companies, buyers of energy from UTEJF, which recognized the liability against the account "recoverable cost variations – Portion A (CVA)" (prepaid expenses – current assets).

As mentioned above, the passing on of costs of the offsetting amount to the energy tariff of the distribution companies CFLCL, CENF, Energipe, Saelpa and CELB depends on the validation of the calculations by the ANP and final approval of the CVA by ANEEL.

Based on prevailing legislation, the companies' management understands that the payable of UTEJF to Gasmig/Petrobras will only be settled after regulators approve the passing on of said costs to the distribution companies' energy tariffs.

16 Loans and financing

	Company		Consolidated	
	06/30/06	03/31/06	06/30/06	03/31/06
In local currency, interest of up to 7% p.a. and monetary restatement based on TJLP (Finame, Banese and BNDES)	15,468	18,470	206,256	229,567
In local currency, interest of 1% p.a. and monetary restatement based on Selic (BNDES)	108	425	39,677	47,962
In local currency, interest of up to 8% p.a. and Fincl variation, RGR (Eletrobrás)	17,616	14,501	33,792	25,525
In local currency, interest of up to 10% p.a. and monetary restatement based on IGP-DI variation (Incrgus)	-	-	11,419	11,971
In local currency, interest of up to 5% p.a. above CDI (Banks: Unibanco, Schahin, ABC Brasil , HSBC, BBM, Santander Brasil, Itaú BBA, Credit Suisse , Banese and Fibra)	42,655	60,375	762,956	339,372
In local currency, interest of 4.5% p.a. and monetary restatement based on UMBND variation (BNDES)	-	-	58,222	29,631
In local currency, interest of up to 14% p.a. (Banco do Nordeste)	-	-	31,970	31,037
In local currency, interest of 0.75% p.m. and monetary restatement based on TBF variation (Banese)	-	-	-	733
In local currency, interest of up to 5% p.a. and monetary restatement above Selic (Banco BNL)	330	791	330	791
In local currency, interest of 109% p.a of CDI (FIDC).	43,833	48,084	184,097	201,950
In local currency, interest of 5.1% to 7.5% p.a. above CDI (Banks: Mercantil, Rural, HSBC, Brascan, Santos, Fibra, Guanabara, Daycoval, Nordeste, Credit Suisse ,Prosper and Bicbanco)	86,936	28,716	212,951	126,722
Total local currency	**206,946**	**171,362**	**1,541,670**	**1,045,261**
In foreign currency (US$):				
In foreign currency, interest of 10.51% p.a. and exchange variation (Unibanco)	-	-	3,610	3,624
In foreign currency, interest of up to 8% p.a. and exchange variation (Short-Term Notes)	106,354	105,364	106,354	105,364
In foreign currency, interest of 11.99% p.a. and exchange variation (Resolution 2770)	-	-	32,465	32,585
Total foreign currency	**106,354**	**105,364**	**142,429**	**141,573**
Total	**313,300**	**276,726**	**1,684,099**	**1,186,834**
Current portion	223,526	108,019	723,043	504,493
Long-term portion	89,774	168,707	961,056	682,341

The account "Restricted Funds" in current assets records R$106,466 (R$138,959 Consolidated) in June 2006 and R$24,767 (R$79,037 Consolidated) in March 2006, which are guarantees for payment of loans.

In consolidated, financing obtained from the BNDES (National Bank for Economic and Social Development) by Pbpart Ltda. to purchase CELB and by Energipe to purchase Saelpa is

collateralized by the purchased shares and the Company-owned shares in CENF.

Financing obtained from Finame, (National the Government Agency for Machinery and Equipment Financing Authority), is guaranteed by the financed equipment financed. Financing obtained from other financial institutions is collateralized by the revenues of the Company and its subsidiaries.

The agreements made by Pbpart Ltda., Energipe, and UTE-JF with BNDES contain restrictive covenants which, in general, require the Companies to maintain certain financial ratios. Noncompliance with these covenants can result in the accelerated maturity of debts. As of June 30, 2006, the subsidiaries were not compliant with certain covenants, however a waiver has been obtained from the BNDES.

The agreements of UTE-JF also provides for the maintenance of minimum amounts in a financial investment account linked to the repayment of the loans. As of June 30, 2006, the balance reported under the caption "Temporary cash investments" in current assets was R$3,613 - consolidated.

Long-term financing matures as follows:

	06/30/06	
	Company	Consolidated
2007	20,951	211,394
2008	54,658	208,469
2009	1,872	173,050
2010	1,425	171,796
2011	1,425	139,331
After 2011	9,443	57,016
	89,774	961,056

The subsidiaries Energipe, Celb, Saelpa and Cenf repaid in July 2006 a portion of their long-term financing in the amount of R$101,847.

17 Debentures

Characteristics and balances of debentures as of June 30, 2006 are shown in form 10.01 of the Interim Financial Statements, filed with the CVM.

18 Taxes in installments

On July 31, 2003, CFLCL and its subsidiaries CENF, Energipe, Cat-Leo, CELB and Saelpa adopted PAES, an installment payment plan for taxes established by Law No. 10,684 of May 30, 2003, which allowed them to divide into up to 180 installments the payment of debts due until February 28, 2003 to the Federal Revenue Service, Office of the Attorney-General of the Public Finances, and National Institute of Social Security (INSS). CFLCL and its subsidiaries Energipe, CELB, Saelpa and UTEJF also entered into installment plans for their ICMS (state VAT) debts with the state governments.

Debts as of June 30, 2006 amounted to R$11,690 (R$12,417 as of March 31, 2006) – Company and R$68,665 (R$72,843 as of March 31, 2006) – consolidated. Payment schedule is as follows:

	Company	Consolidated
2006	1,105	8,670
2007	2,211	17,246
2008	2,211	15,687
2009	1,276	7,544
After 2009	4,887	19,518
Total	**11,690**	**68,665**
Current portion	1,982	17,010
Long-term portion	9,708	51,655

19 Shareholders' equity – Company

Capital

Subscribed and paid-up capital as of June 30, 2006 is represented by 94,913,752,181 (51,218,232,398 as of March 31, 2006) common shares, 82,392,170,239 (82,392,170,239 as of March 31, 2006) Class A preferred shares and 253,492,770 (253,492,770 as of March 31, 2006) Class B preferred shares, without par value. Class A preferred shares are nonvoting but have priority in the reimbursement of capital in the event of Company's liquidation and in the payment of non-cumulative minimum dividends of 10% per year. Class B preferred shares are nonvoting but have priority in the payment of annual fixed dividends of 6%.

As authorized by the Board of Directors on May 25, 2000, the Company holds 173,697,043 common shares and 2,608,274,448 class A preferred shares in treasury for subsequent sale, which are recorded under the caption "Treasury stock" in shareholders' equity in the amount of R$5,653.

The minority shareholders Alliant Energy Holdings do Brasil Ltda, FondElec Essential Services Growth Fund L.P and The Latin America Energy and Electricity Fund I, L.P, which filed lawsuits against the resolutions of the Extraordinary Shareholders' Meeting held on December 9, 2003, such as approval of the absorption of accumulated losses in the amount of R$74,358 and assignment to preferred shares, regardless of class, of the right to cumulative dividends in fiscal 2003 and 2004, sold all their equity interest in the Cataguazes-Leopoldina companies to Sobrapar Sociedade Brasileira de Organização e Participações Ltda.

After the acquisition, the buyers definitively cancelled all lawsuits, thus putting an end to a stormy period in company relations, which will allow Management to focus its efforts on the good business management.

The aforementioned operations do not change the controlling equity interest position in CFLCL or any of its subsidiaries.

20 Electricity Sales to final consumers

a. Company

	Not reviewed by independent auditors					
	Number of consumers		MWh		R$	
	06/30/06	06/30/05	06/30/06	06/30/05	06/30/06	06/30/05
Residential	242,723	234,559	158,859	153,215	77,446	73,552
Industrial	3,327	3,267	116,532	120,377	34,067	32,193
Commercial	27,810	27,111	75,701	71,464	31,165	28,620
Rural	45,185	41,142	57,703	53,344	15,666	14,248
Public sector:						
Federal	49	46	170	159	71	64
State	434	401	3,600	3,364	636	577
Municipal	2,687	2,485	7,581	7,084	3,954	3,582
Public lighting	245	243	29,896	29,584	7,204	7,020
Public service	516	505	17,190	16,063	4,718	4,215
Own consumption	132	133	1,307	1,259	-	-
Subtotal	**323,108**	**309,892**	**468,539**	**455,913**	**174,927**	**164,071**
Electric energy supply	-	-	22,481	20,999	4,001	14,114
Unbilled sales (net)	-	-	(2,754)	(3,377)	(825)	(964)
Periodic tariff revision	-	-	-	-	7,564	
Electricity network usage charges	-	-	-	-	10,646	9,923
Other operating revenue	-	-	-	-	7,833	6,586
Total	**323,108**	**309,892**	**488,266**	**473,535**	**204,146**	**193,730**

b. Consolidated

	Not reviewed by independent auditors					
	Number of consumers (*)		MWh		R$	
	06/30/06	06/30/05	06/30/06	06/30/05	06/30/06	06/30/05
Residential	1,628,857	1,565,380	965,462	930,303	413,237	349,657
Industrial	11,812	11,319	639,844	750,495	164,281	158,627
Commercial	137,467	134,465	500,674	473,132	205,927	166,497
Rural	131,869	119,939	195,968	182,841	40,525	34,126
Public sector:						
Federal	762	727	35,318	33,063	19,101	14,654
State	7,674	7,346	54,438	51,210	20,553	16,147
Municipal	13,576	12,839	52,150	49,166	16,224	13,138
Public lighting	1,449	1,407	169,644	169,034	38,433	32,358
Public service	1,653	1,603	184,151	166,479	41,793	32,459
Own consumption	329	322	4,976	4,659	-	-
Subtotal	**1,935,448**	**1,855,347**	**2,802,626**	**2,810,382**	**960,074**	**817,662**
Electric energy supply	7		372,010	298,147	43,192	35,287
Unbilled sales (net)	-	-	(24,043)	(16,620)	(5,726)	(431)
Periodic tariff revision	-	-	-	-	21,648	(7,715)
Electricity network usage charges	-	-	-	-	62,476	36,028
Other operating revenue	-	-	-	-	28,235	31,577
Total	**1,935,455**	**1,855,347**	**3,150,593**	**3,091,909**	**1,109,899**	**912,408**

(*) Sum of CFLCL, Energipe, CELB, Saelpa and CENF consumers.

21 Reserve for contingencies

a) Company

Contingencies	06/30/06			03/31/06		
	Reserve			Reserve		
	Current period	Accumulated	Escrow deposits	Current period	Accumulated	Escrow deposits
Long-Term:						
Labor	(192)	2,057	509	107	2,249	500
Civil	-	1,393	-	-	1,393	-
Tax	-	600	-	-	600	-
Total	**(192)**	**4,050**	**509**	**107**	**4,242**	**500**

b) Consolidated

Contingencies	06/30/06			03/31/06		
	Reserve			Reserve		
	Current period	Accumulated	Escrow deposits	Current period	Accumulated	Escrow deposits
Long-Term:						
Labor	321	44,297	119,367	325	43,976	58,939
Civil	(933)	42,140	8,871	40	43,073	8,871
Tax	122	18,362	4,247	2	18,240	4,247
Total	**(490)**	**104,799**	**132,485**	**367**	**105,289**	**72,057**

(*) The account "escrow deposits" as of June 30, 2006 includes the amount of R$58,038 related to a deposit made by the subsidiary Saelpa for the Labor Claim filed by the Electrical Workers Union in the state of Paraiba seeking additional productivity pay with the Regional Labor Court of the 13th Region.

The subsidiary's management, based on the opinion of its legal counsel, assesses the chance of a favorable outcome as possible and did not record any reserve for this claim.

22 Financial instruments (CVM Instruction No. 235/95)

Beginning 2005, for the purpose of hedging their results and cash flows against fluctuations in interest rates, CFLCL and its subsidiaries CENF, Energipe, CELB and Saelpa entered into currency swap transactions in the total amount of US$39.7 and US$85.4 million, Company and consolidated, respectively, with charges equivalent to exchange variation less interest of up to 7% per year or 90% of the CDI (interbank deposit rate), whichever is higher. The Company's current swap position is equivalent to the variation of the CDI plus spread of up to 3.5% per year. In the period ended June 30, 2006, currency swap transactions had a loss of R$9,850 and R$12,909, recorded in financial income (expense), Company and consolidated, respectively.

The carrying amounts of the other financial instruments recorded in the balance sheet approximate fair values.

23 Pension plans

CFLCL and its subsidiaries CENF, Energipe, Saelpa and CELB sponsor pension plans for their employees – defined contribution pension plan (CFLCL and CENF) and defined benefit pension plan (Energipe, Saelpa and CELB). The defined benefit pension plans are actuarially valued at the end of each year so as to ensure that the contribution rates are sufficient to form reserves necessary to meet current and future payments. As of June 30, 2006, contributions to these plans total R$25 (R$107 as of June 30, 2005) – Company, and R$5,219 (R$6,890 as of June 30, 2005) – consolidated.

As of June 30, 2006, the pension plans sponsored by Energipe and Saelpa have an estimated actuarial deficit of R$62,712 (R$10,391 in current liabilities and R$52,321 in long-term liabilities) – consolidated.

24 Subsequent events

The Management's Report, item 1 – Business Profile and Unbundling Plan, presents the event that occurred after the closing of the current quarter.

Regarding the Unbundling Plan, the Company and its subsidiary Energipe requested ANEEL to extend the deadline for completion of the segregation of activities to October 30, 2006.

Investor Relations Monthly Report - June 30th, 2006 Edition

Consolidated operating revenue up by 23% in the first five months of 2006

The consolidated gross operating revenue of Cataguazes-Leopoldina rose by 23% in the first five months of 2006 as compared to the same period last year, reaching R$936.5 million. The best results were recorded by the subsidiaries Energipe, CELB and Saelpa, whose revenue rose by 23.3%, 21.6% and 28.7% respectively, due to the higher energy consumption by the residential and commercial classes. Of the amount of revenue recorded, R$51.6 million derives from the use of the transmission and distribution system (TUSD) by free consumers, as compared to R$29.8 million in the same period in the prior year. If the demand by free consumers is considered, the consumption of electricity in the first five months of 2006 in the concession areas of the companies comprising the Sistema Cataguazes-Leopoldina amounts to 2,861 GWh, reflecting an increase of 5.3% in comparison to the demand recorded in the same period in 2005.

Comparison among CFLCL, CENF, Energipe, CELB and Saelpa
Operating Indicators – January to May of 2006

	CFLCL	CENF	Energipe	CELB	Saelpa	Consolidated
Gross Revenue - R$ million	171.4	48.1	253.0	58.1	355.3	936.5
Growth % (*)	+12.1	+16.5	+23.3	+21.6	+28.7	+23.1
Electricity Sales – GWh (a+b)	452	118	941	251	1,099	2,861
a) Retail Market	392	113	690	208	939	2,342
• Residential	133	52	221	57	342	805
• Industrial	97	20	149	91	174	531
• Commercial	64	24	135	33	164	420
• Other classes	98	17	185	27	259	586
b) Free Consumers (FC)	60	5	251	43	160	519
Sales Increase - % (*)	+ 3.4	- 0.1	+ 7.4	+ 5.9	+ 4.7	+ 5.3
• Residential	+ 3.5	+ 0.9	+ 4.0	+ 6.3	+ 2.2	+ 3.1
• Industrial + FC	+ 0.5	- 0.8	+ 8.0	+ 5.8	+ 7.5	+ 6.2
• Commercial	+ 6.5	- 3.1	+ 9.2	+ 6.6	+ 4.0	+ 5.8
• Other classes	+ 7.2	+ 2.1	+ 9.3	+ 5.2	+ 4.9	+ 6.4

(*) In relation to the same period of 2005, with free consumers.

Tariffs of Cataguazes-Leopoldina and CENF rise by 19.43% and 7.44% respectively.

On June 18 the National Electric Energy Agency (Aneel) ratified the annual adjustment to the electric energy supply tariffs charged by Cataguazes-Leopoldina (CFLCL) and its subsidiary Companhia de Eletricidade de Nova Friburgo (CENF) of 19.43% and 7.44% respectively, with immediate effect. The monetary correction on the uncontrollable costs (Portion A) was 13.42% for CFLCL and 5.94% for CENF.

Energipe's Board of Directors authorizes cancellation of listed company status

In continuation of the vertical disintegration process, on June 28 the Board of Directors unanimously authorized Energipe to cancel its listed company status. It accordingly authorized Energipe to acquire all of its shares in circulation on the market, amounting to 132 shares, i.e. just 0.12% of its total capital. Energipe management has applied to the CVM - Brazilian Securities Commission for permission to adopt the procedures to make the share acquisition offering and to waive the requirement to make a public offering to acquire said shares, as provided by article 34 of CVM Directive 361/2002.

The other terms of the share acquisition offering are being examined by the CVM and shall be disclosed to the shareholders and the market in due course.

The Sistema Cataguazes-Leopoldina discloses its 2005 Annual On-line Report

In June the Sistema Cataguazes-Leopoldina posted its 2005 Annual On-line Report, updated for the main events in 2006 which have taken place to date. All are welcome to view this report either by accessing our website or clicking on the link http://www.mz-ir.com/scl/rao2005/rao.asp?i=0

For further clarifications and additional information, please do not hesitate to contact us
In Cataguases - Phone: +55 32 3429-6000 / Fax: +55 32 3429-6480 / 3429-6317
In Rio de Janeiro - Phone: +55 21 2122-6900 / Fax: +55 21 2122-6931
http://www.cataguazes.com.br or e-mail to: stockinfo@cataguazes.com.br

Maurício Perez Botelho
Investor Relations Director